veris
R E S I D E N T I A L™

2024 Annual Report

SERVING PROPERTIES, PEOPLE, AND THE PLANET

V.

Veris Residential, Inc. is a forward-thinking real estate investment trust (REIT) that primarily owns, operates, acquires and develops premier Class A multifamily properties in the Northeast. Our technology-enabled, vertically integrated operating platform delivers a contemporary living experience aligned with residents' preferences while positively impacting the communities we serve. We are guided by an experienced management team and Board of Directors, underpinned by leading corporate governance principles; a best-in-class approach to operations; and an inclusive culture based on meritocratic empowerment.

Portside at East Pier, East Boston, MA

A Letter to Our Stakeholders

To Our Stakeholders,

As I reflect on 2024, I am proud to share that this past year marked another period of significant achievement for Veris Residential. Early in the year, we successfully completed our strategic transformation, selling our final office property, Harborside 5. In parallel, we continued to partner with technology leaders to trial, develop and selectively implement innovative solutions to optimize operations, with our efforts cementing Veris Residential's position as a consistently top-performing multifamily REIT at the forefront of innovation in the sector.

By successfully pivoting away from our office exposure over the last four years, while proactively executing non-strategic asset sales at advantageous pricing amidst challenging market conditions, we preserved significant value for our shareholders and accelerated our transition into a pure-play multifamily REIT. Our efforts have substantially strengthened our balance sheet, reduced expenses and enhanced our operational platform while advancing our mission of creating elevated resident experiences.

For the full year 2024, we delivered NOI growth of 6.9% and blended net rental growth of 4.0%, which contributed to a 13% increase in Core FFO compared to 2023 and 38% compared to 2022. This strong performance supported our ability to raise our dividend meaningfully year-over-year by approximately 60%. We also refinanced over $526 million of mortgages utilizing proceeds from select asset sales and our new $500 million credit facility and term loan, reducing indebtedness by over $180 million in the process.

Looking to the year ahead, Veris Residential's 2025 corporate plan focuses on closing the gap that currently exists between our intrinsic net asset value and our public trading value. Central to this plan is the proposed sale of approximately $300 to $500 million of select assets, for which we expect to achieve strong pricing at or near to their intrinsic value given their size, location and investor interest. These assets comprise the majority of our remaining land bank, the sale of which will be the primary catalyst for earnings accretion, along with a number of smaller multifamily assets that are generally less efficient for us to operate. As we complete these dispositions over the next 12-24 months, we plan to use the proceeds to buy back up to $100 million of stock and to pay down additional debt, positioning the Company to reduce its leverage to below 9x.

PROPERTIES

Operating fundamentals across our multifamily portfolio remained strong throughout 2024. For the full year, our Class A portfolio recorded NOI growth of 6.9% (compared to an average of 1.6% for our peer group), blended net rental growth of 4.0% and a further 160-basis-point improvement in our operating margin. The average rent per home across our portfolio is now above $4,000, reflecting a 4.6% year-over-year increase and a 35% premium to our public peers, up from 30% at the beginning of 2021.

Our Jersey City portfolio has achieved over 40% rental growth since the beginning of 2022, compared to 13% across competing properties in the Jersey City Waterfront market. Similarly, rents across our Boston portfolio outpaced their respective markets over the same period, most notably in 2024, when our rents increased by nearly 6% compared to an average negative 3% trade-out in the broader East Boston market.

We remain focused on continuing to achieve operational excellence across our platform, as reflected in our operating margin, which further improved to 66.8% for the full year—up from 65.2% a year ago and 57% at the beginning of 2021. Our platform enhancements, including operational improvements, the adoption of new technologies and changes to our organizational structure and processes, continue to have a positive impact on our results.

As part of our value creation strategy, we commenced an extensive renovation of Liberty Towers in Jersey City last year, and in January

The Emery at Overlook Ridge, Malden, MA

2025 we began leasing newly refurbished units. We anticipate $0.06 accretion to Core FFO once the renovations are complete and the property is fully stabilized, as well as a meaningful uplift in the property's value. Additionally, we have identified an accretive value-add opportunity at one of our Boston assets, Portside 1, where we intend to invest over $1.5 million in unit renovations alongside an upgrade to corridors and select common areas.

PEOPLE

2024 marked Veris Residential's third consecutive year as a certified Great Place to Work®, with 96% of employees reporting that Veris Residential is a great place to work, as compared to 57% of employees at a typical U.S.-based company. I want to express my heartfelt gratitude to our employees who have made Veris Residential their professional home. Their dedication, creativity and unwavering commitment to excellence form the backbone of our success.

The sense of belonging and purpose we have created within our company translates directly to the exceptional experiences we provide for our residents, who remain highly satisfied with our properties. In 2024, our portfolio's average ORA® Score, an online multifamily reputation score provided by J Turner Research, increased to 86.69. Five of our properties performed exceptionally well and were included in ORA®'s 2024 Power Ranking as part of its Elite 1%, which highlights multifamily properties with the best online reputations.

In early 2025, we introduced Prism, our overarching approach to strategic technology implementation. Prism aims to enhance operational efficiency across the Company by selectively implementing technology with the support of our teams, identifying opportunities for innovation and employing technology solutions designed to reduce friction for our stakeholders, including our employees, residents and prospects.

Leveraging Prism, we introduced a hugely successful area leasing model to take advantage of the proximity of our assets and recently expanded this initiative to our Jersey City maintenance teams. Additionally, building upon the success of our virtual community and leasing assistant Quinn, we recently introduced a new AI team member, Taylor, who focuses on delinquency matters, providing reminders to residents about upcoming rent payments, late payments and any unpaid balances.

Through the combination of our dedicated, high-performing teams and strategic technology deployment, we were able to further reduce our 2024 controllable expenses as a percentage of revenue to 17.7%, down from 20% three years ago.

PLANET

We remain focused on creating communities that provide elevated resident experiences while operating with responsible environmental practices. Throughout 2024, we continued to make important strides in our sustainability efforts.

Veris Residential was once again recognized by GRESB for our environmental and sustainability efforts, earning our third-consecutive 5 Star rating, with the highest listed residential score in the U.S. and the third-best listed residential score worldwide. As such, we have been designated as a Regional Listed Sector Leader in the Residential category, a recognition which highlights the top performers in the Americas.

While we are currently finalizing our 2024 environmental statistics, our performance in 2023 represents great progress since our original baseline testing in 2019. From 2019 to 2023, we reduced Scope 1 & 2 emissions by 66% and energy consumption by 28%. We anticipate further reduction upon finalizing our 2024 environmental statistics. During 2024, we expanded the share of Green-Certified buildings (LEED or equivalent) in our portfolio to 79%. We also continued to procure 100% of operationally controlled electricity in our multifamily portfolio from renewable sources.

Additionally, as part of our corporate strategy, we successfully met our credit facility's sustainability KPIs, unlocking a 5-basis-point margin savings.

Looking ahead, certain aspects of the broader current market environment, such as tariffs and immigration policies, among others, have placed inflationary pressure on construction materials and will potentially reduce the available construction labor force. While these factors may increase overall development costs and timelines, potentially hindering new

The Capstone at Port Imperial, West New York, NJ

multifamily developments, they also contribute to the existing housing shortage, which continues to support the fundamentals of our business.

A weaker macroeconomic outlook coupled with elevated levels of inflation could negatively impact businesses and consumers alike. While we believe our portfolio has certain defensive characteristics in the case of a recessionary environment, including the desirability of our properties, their comparatively larger size and lower rents relative to Manhattan, and the relatively low rent-to-income ratio of our residents (approximately 13%), our business is not immune from potential headwinds that may lie ahead.

I am incredibly proud of the talented team we have assembled, without which none of our achievements would be possible. We have built a focused, high-quality portfolio of Class A multifamily properties supported by an industry-leading operational platform. We remain well positioned to further execute our strategic initiatives while generating value for all our stakeholders and look forward to continuing to do so.

Warm regards,

Mahbod Nia
Chief Executive Officer

RiverHouse 9 at Port Imperial, Weehawken, NJ

Veris Residential's Current Multifamily Assets

Malden
Boston
Worcester



Massachusetts Market



Port Imperial Market

New York Market

Morris County Market

New York

Newark

Short Hills Market

Jersey City Market

21
Residential Buildings

7,621
Residential Units

8 Years
Avg. Age of Property

$4,033
Avg. Revenue per Home

93.9%
Occupancy Rate

6.9%
2024 NOI Growth

NEW YORK
- Quarry Place

MASSACHUSETTS
- 145 Front at City Square
- Portside I/II at East Pier
- The Emery

WASHINGTON, D.C.
- Station House

MORRIS COUNTY, NJ
- Signature Place
- The Metropolitan at 40 Park

BERGEN COUNTY, NJ
- The James

HARRISON, NJ
- RiverPark at Harrison

SHORT HILLS, NJ
- The Upton

JERSEY CITY, NJ
- Soho Lofts
- Urby*
- BLVD Collection
- Haus25
- Liberty Towers

PORT IMPERIAL, NJ
- RiverTrace
- The Capstone
- RiverHouse 9
- RiverHouse 11

*As of April 21, 2025, the property name was changed to Sable.

The Upton, Short Hills, NJ

Recognized Industry Leader

    

Major Company Awards

Regional Listed Sector Leader
GRESB

Leader in the Light (2023)
Nareit

Mid-Cap Diversity Impact Award
Nareit

Best Places to Work in New York
Fortune

Best Places to Work in Real Estate
Fortune

Best Places to Work in New Jersey
NJBIZ

Sale/Acquisition of the Year
CoStar

Gold Landlord
Green Lease Leaders

Equity Leadership Award
IWBI

WELL Concept Leadership Award (Innovation)
IWBI

Voluntary Practices

- Climate Disclosure Project (CDP)
- GRESB
- S&P Corporate Sustainability Assessment
- Science Based Targets initiative (SBTi)
- Task Force for Climate and Financial Disclosures (TCFD)
- UN Sustainable Development Goals (SDGs)
- UN Global Compact Communication on Progress

Signatory

- CEO Action for Diversity Pledge
- UN Global Compact
- UN Women Empowerment Principles (WEPs)

Memberships

- USGBC
- NMHC
- Nareit
- DOE Better Buildings Initiative - *partners in the Better Climate Challenge and Water Savings Network*

Haus25, Jersey City, NJ



10k

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-13274 Veris Residential, Inc.
Commission File Number: 333-57103: Veris Residential, L.P.

VERIS RESIDENTIAL, INC.
VERIS RESIDENTIAL, L.P.
(Exact Name of Registrant as specified in its charter)

Maryland (Veris Residential, Inc.)	**22-3305147 (Veris Residential, Inc.)**
Delaware (Veris Residential, L.P.)	**22-3315804 (Veris Residential, L.P.)**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
Harborside 3, 210 Hudson St., Ste. 400, Jersey City, New Jersey	**07311**
(Address of principal executive offices)	(Zip code)

(732) 590-1010
(Registrant's telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:

(Title of Each Class)	Trading Symbol(s)	(Name of Each Exchange on Which Registered)
Veris Residential, Inc. **Common Stock, $0.01 par value**	**VRE**	**New York Stock Exchange**
Veris Residential, L.P. **None**	**N/A**	**None**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Veris Residential, Inc.	Yes x No o
Veris Residential, L.P.	Yes x No o

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.

Veris Residential, Inc.	Yes o No x
Veris Residential, L.P.	Yes o No x

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Veris Residential, Inc.	Yes x No o
Veris Residential, L.P.	Yes x No o

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Veris Residential, Inc.	Yes x No o
Veris Residential, L.P.	Yes x No o

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Veris Residential, Inc.:

Large accelerated filer x   Accelerated filer o   Non-accelerated filer o   Smaller reporting company o   Emerging growth company o

Veris Residential, L.P.:

Large accelerated filer x   Accelerated filer o   Non-accelerated filer o   Smaller reporting company o   Emerging growth company o

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 USC. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Veris Residential, Inc.	Yes x No o
Veris Residential, L.P.	Yes x No o

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

Veris Residential, Inc.	o
Veris Residential, L.P.	o

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).

| Veris Residential, Inc. | o |
| Veris Residential, L.P. | o |

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.)

| Veris Residential, Inc. | Yes o No ☒ |
| Veris Residential, L.P. | Yes o No ☒ |

As of June 30, 2024, the aggregate market value of the voting stock held by non-affiliates of Veris Residential, Inc. was $1,212,706,217. The aggregate market value was computed with reference to the closing price on the New York Stock Exchange on such date. This calculation does not reflect a determination that persons are affiliates for any other purpose. The registrant has no non-voting common stock.

As of February 18, 2025, 92,954,360 shares of common stock, $0.01 par value, of Veris Residential, Inc. ("Common Stock") were outstanding.

Veris Residential, L.P. does not have any class of common equity that is registered pursuant to Section 12 of the Exchange Act.

LOCATION OF EXHIBIT INDEX: The index of exhibits is contained herein on page number 93.

DOCUMENTS INCORPORATED BY REFERENCE: Portions of the Veris Residential, Inc.'s definitive proxy statement for fiscal year ended December 31, 2024 to be issued in conjunction with the registrant's annual meeting of shareholders expected to be held on June 11, 2025 are incorporated by reference in Part III of this Form 10-K. The definitive proxy statement will be filed by the registrant with the SEC not later than 120 days from the end of the registrant's fiscal year ended December 31, 2024.

EXPLANATORY NOTE

This report combines the annual reports on Form 10-K for the year ended December 31, 2024 of Veris Residential, Inc. and Veris Residential, L.P. Unless stated otherwise or the context otherwise requires, references to the "Operating Partnership" mean Veris Residential, L.P., a Delaware limited partnership, and references to the "General Partner" mean Veris Residential, Inc., a Maryland corporation and real estate investment trust ("REIT"), and its subsidiaries, including the Operating Partnership. References to the "Company," "Veris," "we," "us" and "our" mean collectively the General Partner, the Operating Partnership and those entities/subsidiaries consolidated by the General Partner.

The Operating Partnership conducts the business of providing management, leasing, acquisition, development and tenant-related services for its General Partner. The Operating Partnership, through its operating divisions and subsidiaries, including the Veris property-owning partnerships and limited liability companies, is the entity through which all of the General Partner's operations are conducted. The General Partner is the sole general partner of the Operating Partnership and has exclusive control of the Operating Partnership's day-to-day management.

As of December 31, 2024, the General Partner owned an approximate 91.5 percent common unit interest in the Operating Partnership. The remaining approximate 8.5 percent common unit interest is owned by limited partners. The limited partners of the Operating Partnership are (1) persons who contributed their interests in properties to the Operating Partnership in exchange for common units (each, a "Common Unit") or preferred units of limited partnership interest in the Operating Partnership or (2) recipients of long term incentive plan units of the Operating Partnership pursuant to the General Partner's executive compensation plans.

A Common Unit of the Operating Partnership and a share of common stock of the General Partner (the "Common Stock") have substantially the same economic characteristics in as much as they effectively share equally in the net income or loss of the Company. The General Partner owns a number of common units of the Operating Partnership equal to the number of issued and outstanding shares of the General Partner's common stock. Common unitholders (other than the General Partner) have the right to redeem their Common Units, subject to certain restrictions under the Second Amended and Restated Agreement of Limited Partnership of the Operating Partnership, as amended (the "Partnership Agreement") and agreed upon at the time of issuance of the units that may restrict such right for a period of time, generally one year from issuance. The redemption is required to be satisfied in shares of Common Stock of the General Partner, cash, or a combination thereof, calculated as follows: one share of the General Partner's Common Stock, or cash equal to the fair market value of a share of the General Partner's Common Stock at the time of redemption, for each Common Unit. The General Partner, in its sole discretion, determines the form of redemption of Common Units (i.e., whether a common unitholder receives Common Stock of the General Partner, cash, or any combination thereof). If the General Partner elects to satisfy the redemption with shares of Common Stock of the General Partner as opposed to cash, the General Partner is obligated to issue shares of its Common Stock to the redeeming unitholder. Regardless of the rights described above, the common unitholders may not put their units for cash to the Company or the General Partner under any circumstances. With each such redemption, the General Partner's percentage ownership in the Operating Partnership will increase. In addition, whenever the General Partner issues shares of its Common Stock other than to acquire Common Units, the General Partner must contribute any net proceeds it receives to the Operating Partnership and the Operating Partnership must issue to the General Partner an equivalent number of Common Units. This structure is commonly referred to as an umbrella partnership REIT, or UPREIT.

The Company believes that combining the annual reports on Form 10-K of the General Partner and the Operating Partnership into this single report provides the following benefits:

- enhance investors' understanding of the General Partner and the Operating Partnership by enabling investors to view the business as a whole in the same manner as management views and operates the business of the Company;

- eliminate duplicative disclosure and provide a more streamlined and readable presentation because a substantial portion of the disclosure applies to both the General Partner and the Operating Partnership; and

- create time and cost efficiencies through the preparation of one combined report instead of two separate reports.

The Company believes it is important to understand the few differences between the General Partner and the Operating Partnership in the context of how they operate as a consolidated company. The financial results of the Operating Partnership are consolidated into the financial statements of the General Partner. The General Partner does not have any significant assets, liabilities or operations, other than its interests in the Operating Partnership, nor does the Operating Partnership have employees of its own. The Operating Partnership, not the General Partner, generally executes all significant business relationships other than transactions involving the securities of the General Partner. The Operating Partnership holds substantially all of the assets of the General Partner, including ownership interests in joint ventures. The Operating Partnership conducts the operations of the business and is structured as a partnership with no publicly traded equity. Except for the net proceeds from equity offerings by the General Partner, which are contributed to the capital of the Operating Partnership in consideration of common or preferred units in the Operating Partnership, as applicable, the Operating Partnership generates all remaining capital required by the Company's business. These sources include working capital, net cash provided by operating activities, borrowings under the Company's revolving credit facility, the issuance of secured and unsecured debt and equity securities, and proceeds received from the disposition of properties and joint ventures.

Shareholders' equity, partners' capital and noncontrolling interests are the main areas of difference between the consolidated financial statements of the General Partner and the Operating Partnership. The limited partners of the Operating Partnership are accounted for as partners' capital in the Operating Partnership's financial statements as is the General Partner's interest in the Operating Partnership. The noncontrolling interests in the Operating Partnership's financial statements comprise the interests of unaffiliated partners in various consolidated partnerships and development joint venture partners. The noncontrolling interests in the General Partner's financial statements are the same noncontrolling interests at the Operating Partnership's level and include limited partners of the Operating Partnership. The differences between shareholders' equity and partners' capital result from differences in the equity issued at the General Partner and Operating Partnership levels.

To help investors better understand the key differences between the General Partner and the Operating Partnership, certain information for the General Partner and the Operating Partnership in this report has been separated, as set forth below:

- Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations includes information specific to each entity, where applicable;

- Item 8. Financial Statements and Supplementary Data which includes the following specific disclosures for the General Partner and the Operating Partnership:

  - Note 2. Significant Accounting Policies, where applicable;
  - Note 13. Redeemable Noncontrolling Interests;
  - Note 14. Veris Residential, Inc.'s Stockholders' Equity and Veris Residential, L.P.'s Partners' Capital;
  - Note 15. Noncontrolling Interests in Subsidiaries; and
  - Note 16. Segment Reporting, where applicable.

This report also includes separate Part II, Item 9A. Controls and Procedures sections and separate Exhibits 31 and 32 certifications for each of the General Partner and the Operating Partnership in order to establish that the requisite certifications have been made and that the General Partner and Operating Partnership are compliant with Rule 13a-15 or Rule 15d-15 of the Securities Exchange Act of 1934 and 18 U.S.C. §1350.

FORM 10-K

Table of Contents

ITEM 1.   **BUSINESS**

GENERAL

Veris Residential, Inc., a Maryland corporation, together with its subsidiaries (collectively the "General Partner"), is a fully-integrated, self-administered and self-managed real estate investment trust ("REIT").

The Company owns, operates and develops multifamily rental properties located primarily in the Northeast, as well as a portfolio of non-strategic land and commercial assets. The Company is focused on conducting business in a socially, ethically, and environmentally responsible manner, while seeking to maximize value for all stakeholders. Veris Residential, Inc. was incorporated on May 24, 1994.

The General Partner controls Veris Residential, L.P., a Delaware limited partnership, together with its subsidiaries (collectively, the "Operating Partnership"), as its sole general partner and owned a 91.5 percent and 91.4 percent common unit interest in the Operating Partnership as of December 31, 2024 and 2023, respectively.

As of December 31, 2024, the Company owned or had interests in 22 multifamily rental properties, as well as non-strategic assets comprised of three parking/retail properties, plus developable land (collectively, the "Properties"). The Properties are comprised of: (a) 19 wholly-owned or Company-controlled properties, comprised of 16 multifamily properties and three non-core assets, and (b) six multifamily properties owned by unconsolidated joint ventures in which the Company has investment interests. The Properties are located in three states in the Northeast, plus the District of Columbia. For more information on the Properties, refer to Item 2.

THE COMPANY

The Company seeks to own a portfolio comprised primarily of Class A multifamily properties with premium amenities and offerings, including facilities such as clubrooms and lounges, state-of-the-art fitness centers, dog parks and rooftop swimming pools, as well as sustainability-driven features like electric vehicle (EV) charging stations, bee hives, hydroponic gardens and green roofs. The Company believes that amenities such as the ones offered at our multifamily properties drive resident satisfaction, command higher monthly rents, and generate additional revenues through amenity fees. When coupled with our commitment to providing premium resident services, such as concierges and professionally-curated events, the Company seeks to offer a multifamily experience that will maximize resident satisfaction and optimize rental revenue.

The Company's multifamily properties have an average age of eight years, typically requiring lower maintenance capital expenditures than a more mature portfolio. The Company believes that this factor provides it with a competitive advantage as it can retain more capital and generate a higher yield than an older portfolio.

The Company has a fully integrated real estate platform with operational, investment, development, financial and management services provided in-house. The platform is underpinned by a commitment to technological enhancement and innovations which allow the Company to improve efficiency, optimize net operating income, and augment the resident experience, while eliminating costly manual processes that are time consuming and prone to human error. These technological enhancements combined with our experienced team have created a platform that is nimble and scalable, positioning the Company for growth.

Investment Strategy

The Company seeks to grow its portfolio of Class A multifamily assets through a combination of acquisitions, value-add redevelopments and developments. The Company expects to generate internal growth through organic optimization of its existing portfolio by recycling capital from non-strategic asset dispositions into debt repayments, value-add redevelopments, share buybacks, new developments, and acquisitions. These investments will convert low- to no-yielding assets into cash-flowing, high quality assets with strong growth prospects. The Company may also seek to grow by raising capital through other sources such as through follow-on equity offerings, equity method investments and additional debt.

The Company believes it has strong relationships and networks to source off-market acquisition opportunities and seeks to add value to newly acquired properties by integrating them into its sustainability and technology-focused platform. The Company has a robust and disciplined underwriting process, and experienced investments and capital markets teams. The Company has extensive experience acquiring residential assets nationally as well as in its core focus area of the Northeast, and has the capabilities to generate additional value by acquiring assets through 1031 programs, issuing OP Units, and recycling capital through dispositions of non-strategic assets. When considering acquisitions, the Company may seek opportunities that improve the geographic diversity, asset quality, and product offering of its portfolio.

Environmental Risk Management & Energy Resilience

The Company aims to conduct its business, development and operations of new and existing buildings in a manner that contributes to positive environmental, social and economic outcomes for all its stakeholders. The Company's dedicated in-house team initiates and applies sustainable practices throughout its business, including property operations and resident experience. The Company's multifamily portfolio has environmental considerations – particularly focused on energy consumption, water consumption and greenhouse gas emissions – integrated into many existing properties. The Company has also invested in energy-saving technology, such as those for irrigation, lighting and HVAC, to positively impact resident experience and asset value over the long-term. As a result of these efforts, 79% of our managed multifamily communities are green certified (LEED®, ENERGY STAR® or equivalent). The Company believes that its focus on sustainability also enhances value for the Company in the short-term, through savings in utility expenses and higher interest from sustainability conscious residents.

Equally important is the Company's focus on supporting the health and well-being of its employees, residents and tenants, which the Company has enhanced through the inclusion of on-site amenity offerings, including hydroponics gardens, fitness centers and on-demand fitness programs, as well as health and safety considerations across the portfolio and within its corporate offices. The Company's efforts led to the achievement of WELL® Health-Safety rating across all of its managed locations.

A significant part of the Company's commitment to environmental, social and governance ("ESG") is its commitment to transparent reporting of corporate responsibility performance indicators, as it recognizes the importance of this information to investors, lenders, and other stakeholders. The Company publishes an annual report covering its ESG initiatives, which is aligned with the Global Reporting Initiative reporting framework and United Nations Sustainable Development Goals. The report includes the Company's strategy, key performance indicators, annual like-for-like comparisons and year-over-year achievements.

As a long-term owner and active manager of real estate assets in operation and under development, the Company recognizes that climate change is no longer just a potential threat but today's reality. As a result, the Company is taking action to mitigate its carbon footprint by assessing risks and adapting its business to ensure it is well positioned over the long-term. Event-driven (acute) and longer-term (chronic) physical risks that may result from climate change could have a material adverse effect on the Company's properties, operations and business. Responsibility for assessing and managing these climate-related risks and initiatives is owned by every team throughout the Company, with oversight by a cross-functional task force comprised of management and the Board's Nominating, Environmental, Social and Governance Committee. The Company views its proactive assessment of risks related to climate change as an opportunity to protect asset value and as such, is implementing measures, planning and decision-making processes to protect its investments by improving resilience. Compared to 2019, the Company met its target validated by the Science Based Target initiative to reduce its like-for-like Scope 1 and 2 greenhouse gas emissions by 54% in 2022, with further reduction by 12% in 2023.

HUMAN CAPITAL RESOURCES

As of December 31, 2024, the Company had approximately 188 employees, and 26 percent of its employees have been with the Company for at least 10 years.

The Company embraces the diverse and all-inclusive communities it serves and has taken focused efforts to support employees. Such efforts have included establishing employee affinity groups and introducing company wide diversity training. The Company is a signatory of the CEO Action for Diversity & Inclusion Pledge and the UN Women Empowerment Principles. Currently, five of the nine members (or 56 percent) of the Company's Board of Directors are female and/or racially diverse.

Workforce diversity as of December 31, 2024 (excluding three employees that did non self-identify):

- 58 percent of the Company's employees identified as male, 41 percent as female and below one percent as non-binary
- 52 percent of the Company's employees were persons of color or other minority groups, consistent with 52 percent a year earlier.

Employee Incentives

The Company strives to provide career opportunities in an energized, inclusive, and collaborative environment tailored to retain, attract and reward highly performing employees. The Company provides a comprehensive benefits package intended to meet and exceed the needs of its employees and their families. The Company's competitive offerings help its employees stay healthy, balance their work and personal lives, and meet their financial and retirement goals. The Company is also committed to ensuring that these benefits are attainable and affordable to its employees by limiting health insurance premiums and providing life insurance and short-term and long-term disability insurance at no cost to the employee.

In addition to flexible working arrangements, the Company offers the following enrichment opportunities and benefits to all eligible employees:

- A 401(k) plan with a history of annual discretionary Company employee match or profit sharing contributions;
- Minimum paid time off of 20 days in addition to public holidays, sick leave and other leaves offered by the company;
- Ability to rollover or donate certain paid time off;
- A 12-week fully paid parental leave;
- A legal aid program; and
- In house training and tuition reimbursement for select education costs.

The Company also promotes the philanthropic efforts of its employees by providing 24 hours of paid time off toward volunteerism and matching employee charitable contributions dollar for dollar (up to $1,000 per employee per year).

More information regarding the Company's human capital policies, programs and initiatives is available in the "Governance tab under the "Investors" section of its public website and the Company's report covering its ESG initiatives. Information contained on or accessed through the Company's website is not considered part of this Annual Report nor any registration statement that incorporates this Annual Report by reference.

COMPETITION

We face competition from other real estate companies to acquire, develop and manage multifamily properties. As an owner and operator of multifamily properties, we also face competition for prospective residents from other operators whose properties may be perceived to offer a better location or better amenities or whose pricing may be perceived as a better value given the quality, location, terms and amenities that the prospective resident seeks. We also compete against condominiums and single-family homes that are for sale or rent, including those offered through online platforms. Although we often compete against large, sophisticated developers and operators for development opportunities and for prospective residents, real estate developers and operators of any size can provide effective competition for both real estate assets and potential residents.

GOVERNMENT REGULATIONS

In the ordinary course of business, the development, maintenance and management of commercial and multifamily properties is subject to various laws, ordinances, and regulations, including those concerning entitlement, building, health and safety, site and building design, environment, zoning, sales, and similar matters which apply to or affect the real estate industry. Multifamily properties and their owners are subject to various laws, ordinances, and regulations, including those related to real estate broker licensing and regulations relating to recreational facilities such as swimming pools, activity centers, and other common areas. As an owner and operator of multifamily properties, we also may be subject to rent or rent stabilization laws. In addition, various federal, state, and local laws subject real estate owners or operators to liability for management, and the costs of removal or remediation, of certain potentially hazardous materials that may be present. These materials may include lead-based paint, asbestos, polychlorinated biphenyls, and petroleum-based fuels. Such laws often impose liability without regard to fault or whether the owner or operator knew of, or was responsible for, the release or presence of such materials. In connection with the ownership of real estate, we could potentially be liable for environmental liabilities or costs associated with our real estate, whether currently owned, acquired in the future, or owned in the past. The risks related to government regulation, including health, safety and environmental matters, are described in more detail in Item 1A. Risk Factors – Operating Risks.

INDUSTRY SEGMENTS

The Company operates in the multifamily real estate and services industry. As of December 31, 2024, the Company does not have any foreign revenues and its business is not seasonal. Please see our financial statements attached hereto and incorporated by reference herein for financial information relating to our industry segments.

SIGNIFICANT RESIDENTS AND TENANTS

As of December 31, 2024, no resident or tenant accounted for more than 10 percent of the Company's consolidated revenues.

RECENT DEVELOPMENTS

During 2024, the Company completed its multi-year transformation to a pure play multifamily REIT. The Company also announced a three-prong strategy to value creation:

Capital Allocation: Initiatives focused on generating cash flow and maximizing shareholder value, including selling assets with little or no cash flow (such as land parcels) and then redeploying proceeds realized from such activities into uses which result in greater cash flow such as debt repayment or capital improvements.

Balance Sheet Optimization: Initiatives focused on reducing total indebtedness over time to improve the Company's cost of capital.

Platform Optimization: Initiatives focused on operational performance through platform and portfolio enhancements including technological improvements, centralized back-office functions and streamlining processes.

The Company sold its last office asset and also continued selectively cull the land portfolio to right-size the Company's equity allocated to its development pipeline and speculative land bank. Notable activities include:

- Closing on the sale of the Company's last office property, Harborside 5 for $85 million, releasing approximately $82 million of net proceeds.
- Sold over $230 million of non-strategic assets since the beginning of 2024.
- As of February 18, 2025, approximately $45 million of land parcels are under binding contract for sale.

The Company utilized the proceeds from its disposition activities to repay, along with proceeds from the new senior secured term loan and revolving credit facility, $526 million of mortgages maturing throughout 2024. As of December 31, 2024, 99.9% of the Company's total debt portfolio (consolidated and unconsolidated) was hedged or fixed at a weighted average interest rate of 4.95%. The debt portfolio has a weighted average maturity of 3.1 years.

The Company continued to further enhance its ESG and operational platform by earning a 5-Star rating from GRESB (the highest rating offered for distinguished ESG leadership and performance) for the third year in a row, and earning the Company the designation of Regional Sector Leader for Residential-listed companies in the Americas.

AVAILABLE INFORMATION

The Company's corporate offices are located at Harborside 3, 210 Hudson Street, Suite 400, Jersey City, New Jersey 07311, and its telephone number is (732) 590-1010. The Company's website is www.verisresidential.com. Information contained on or accessed through the Company's website is not considered part of this Annual Report nor any registration statement that incorporates this Annual Report by reference. The Company makes available free of charge on or through its website the annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished by the Company pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after it electronically files or furnishes such materials to the Securities and Exchange Commission. In addition, the Company's website includes other items related to corporate governance matters, including, among other things, the Company's corporate governance principles, charters of the standing committees of the Board of Directors, the code of business conduct and ethics applicable to all employees, officers and directors, the Dodd-Frank clawback policy and insider trading policy. The General Partner intends to disclose on the Company's website any amendments to or waivers from its code of business conduct and ethics as well as any amendments to its other governance documents, including without limitation the corporate governance principles, Dodd-Frank clawback policy, insider trading policy or the charters of the standing committees of the Board of Directors. Copies of these documents may be obtained, free of charge, from our website. Any shareholder also may obtain copies of these documents, free of charge, by sending a request in writing to: Veris Residential, Inc. Investor Relations Department, Harborside 3, 210 Hudson St., Ste. 400, Jersey City, NJ 07311 or to investorrelations@verisresidential.com.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

We consider portions of this report, including the documents incorporated by reference, to be forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of such act. Such forward-looking statements relate to, without limitation, our future economic performance, plans and objectives for future operations and projections of revenue and other financial items. Forward-looking statements can be identified by the use of words such as "may," "will," "plan," "potential," "projected," "should," "expect," "anticipate," "estimate," "target," "continue," or comparable terminology. Forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which we cannot predict with accuracy and some of which we might not even anticipate. Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions at the time made, we can give no assurance that such expectations will be achieved. Future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements.

Among the factors about which we have made assumptions are:

- risks and uncertainties affecting the general economic climate and conditions, which in turn may have a negative effect on the fundamentals of our business and the financial condition of our residents and tenants;
- the value of our real estate assets, which may limit our ability to dispose of assets at attractive prices or obtain or maintain debt financing secured by our properties or on an unsecured basis;
- changes in the supply of and demand for our properties, as well as demand for services or amenities at our properties;
- our ability to attract, hire and retain qualified personnel;
- forward-looking financial and operational information, including information relating to future development projects, potential acquisitions or dispositions, leasing activities, capitalization rates, and projected revenue and income;
- changes in operating costs;
- our ability to obtain adequate insurance, including coverage for losses resulting from catastrophes, natural disasters, pandemics and terrorist acts;
- our credit worthiness and the availability of financing on attractive terms or at all, which may adversely impact our ability to pursue acquisition and development opportunities and refinance existing debt and our future interest expense;
- our ability to lease or re-lease space at current or anticipated rents;
- our ability to complete construction and development activities on time and within budget, including without limitation, obtaining regulatory permits and the availability and cost of materials, labor and equipment;
- changes in governmental regulation, tax rates and similar matters, including rent stabilization laws or other housing laws and regulations; and
- other risks associated with the development and acquisition of properties, including risks that the development may not be completed on schedule, that the residents or tenants will not take occupancy or pay rent, or that development or operating costs may be greater than anticipated.

For further information on factors which could impact us and the statements contained herein, see Item 1A: Risk Factors. We assume no obligation to update and supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

ITEM 1A.   RISK FACTORS

Our results from operations and ability to make distributions on our equity and debt service on our indebtedness may be affected by the risk factors set forth below. All investors should consider the following risk factors before deciding to purchase securities of the Company. The Company refers to itself as "Veris," "we" or "our" in the following risk factors.

OPERATING RISKS

Our performance is subject to risks associated with the operation of multifamily properties.

General: Our business and our ability to make distributions or payments to our investors depend on the ability of our properties to generate funds in excess of operating expenses (including scheduled principal payments on debt and capital expenditures). Events or conditions that are beyond our control may adversely affect our operations and the value of our multifamily properties. Such events or conditions could include:

- an oversupply of or reduced demand for multifamily properties caused by a decline in household formation or employment, a lack of employment growth or otherwise;
- corporate restructurings and/or layoffs, and industry slowdowns;
- decreases in the demand for services or amenities, the convenience and attractiveness of the communities or neighborhoods in which our multifamily rental properties are located or the quality of local schools;
- development by competitors of competing multifamily communities;
- the inability or unwillingness of residents to pay rent or rent increases;
- rent control or rent stabilization laws, or other housing laws and regulations that could prevent us from raising multifamily rents to offset increases in operating costs;
- our inability to provide adequate maintenance;
- increased operating costs, including insurance premiums, utilities and real estate taxes, due to inflation and other factors which may not necessarily be offset by increased rents;
- changes in laws and regulations (including tax, environmental, zoning and building codes, landlord/tenant and other housing laws and regulations) and agency or court interpretations of such laws and regulations and the related costs of compliance;
- civil unrest, earthquakes, pandemics, acts of terrorism and other natural disasters or acts of God that may result in uninsured losses.

Competition could limit our ability to lease multifamily properties or increase or maintain rents: Our multifamily properties compete with other multifamily property operators as well as rental housing alternatives, such as single-family homes for rent and short term furnished offerings such as those available from extended stay hotels or through online listing services. In addition, our multifamily residents and prospective residents also consider, as an alternative to renting, the purchase of a new or existing condominium or single-family home. Competitive residential housing could adversely affect our ability to lease multifamily units and to increase or maintain rental rates.

Short-term leases expose us to the effects of declining market rents: Our multifamily leases are for an average term of 14 months. Because these leases generally permit the residents to leave at the end of the lease term without penalty, our rental revenues are impacted by declines in market rents sooner than leases with longer terms.

We may suffer adverse consequences if our revenues decline since our operating costs do not necessarily decline in proportion to our revenue: The majority of our income is derived from renting our multifamily properties. Our operating costs, however, do not necessarily fluctuate in relation to changes in our rental revenue. This means that our costs will not necessarily decline even if our revenues do. Our operating costs also could increase while our revenues do not. If our operating costs increase significantly to the point that they exceed our rental revenues, we may be forced to borrow to cover our costs and we may incur losses. Such losses may adversely affect our ability to make distributions or payments to our investors.

We face general market and operational risks associated with the real estate industry.

Our insurance coverage on our properties may be inadequate or our insurance providers may default on their obligations to pay claims: We currently carry comprehensive insurance on all of our properties, including insurance for liability, fire and flood. We cannot guarantee that the limits of our current policies will be sufficient in the event of a catastrophe to our properties. We cannot guarantee that we will be able to renew or duplicate our current insurance coverage in adequate amounts or at reasonable prices. In addition, while our current insurance policies insure us against loss from catastrophic loss, natural disasters, terrorist acts and toxic mold, in the future, insurance companies may no longer offer coverage against these types of losses, or, if offered, these types of insurance may be prohibitively expensive. If any or all of the foregoing should occur, we may not have insurance coverage against certain types of losses and/or there may be decreases in the limits of insurance available. Should an uninsured loss or a loss in excess of our insured limits occur, we could lose all or a portion of the capital we have invested in a property or properties, as well as the anticipated future revenue from the property or properties. Nevertheless, we might remain obligated for any mortgage debt or other financial obligations related to the property or properties. If any of our properties were to experience a catastrophic loss, it could seriously disrupt our operations, delay revenue and result in large expenses to repair or rebuild the property. Such events could adversely affect our ability to make distributions or payments to our investors. In addition, if one or more of our insurance providers were to become subject to insolvency, bankruptcy or other proceedings and our insurance policies with the provider were terminated or canceled as a result of those proceedings, we cannot guarantee that we would be able to find alternative coverage in adequate amounts or at reasonable prices. In such case, we could experience a lapse in any or adequate insurance coverage with respect to one or more properties and be exposed to potential losses relating to any claims that may arise during such period of lapsed or inadequate coverage. We cannot guarantee that material losses in excess of insurance proceeds will not occur in the future.

Illiquidity of real estate limits our ability to act quickly: Real estate investments are relatively illiquid. Such illiquidity may limit our ability to react quickly in response to changes in economic and other conditions. If we want to sell an investment, we might not be able to dispose of that investment in the time period we desire, and the amount of that investment may not be recouped if the sale price does not exceed the amount of our investment. The prohibition in the Internal Revenue Code of 1986, as amended (the "IRS Code"), and related regulations on a real estate investment trust holding property for sale also may restrict our ability to sell property. The above limitations on our ability to sell our investments could adversely affect our ability to make distributions or payments to our investors.

Some of our costs, such as operating and general and administrative expenses, interest expense, and real estate acquisition and construction costs, are subject to inflation: A portion of our operating expenses is sensitive to inflation. These include expenses for property-related contracted services such as janitorial and engineering services, utilities, repairs and maintenance, and insurance. Property taxes are also impacted by inflationary changes as taxes are regularly reassessed based on changes in the fair value of our properties.

Inflation and its related impacts, including increased prices for services and goods and higher interest rates and wages, and any policy interventions by the U.S. government, could negatively impact our resident's ability to pay rents or our results of operations. Our multifamily leases are for an average term of 14 months, which we believe mitigates our exposure to inflation, by permitting us to set rents commensurate with inflation (subject to rent regulations to the extent they apply and assuming our current or prospective residents will accept and can pay commensurate increased rents, of which there can be no assurance). Inflation could outpace any increases in rent and adversely affect us. We may not be able to mitigate the effects of inflation and related impacts, and the duration and extent of any prolonged periods of inflation, and any related adverse effects on our results of operations and financial condition, are unknown at this time. Inflation may also cause increased volatility in financial markets, which could affect our ability to access the capital markets or impact the cost or timing at which we are able to do so.

Additionally, inflationary pricing may have a negative effect on the real estate acquisitions and construction costs necessary to complete development and redevelopment projects, including, but not limited to, costs of construction materials, labor, and services from third-party contractors and suppliers. Higher land acquisition and construction costs could adversely impact our net investments in real estate and expected yields on our development and redevelopment projects, which may make otherwise lucrative investment opportunities less profitable to us. Our commercial leases have fixed rent increases which may not increase in line with inflation, thereby reducing our net operating income. As a result, our financial condition, results of operations, and cash flows, as well as our ability to pay dividends, could be adversely affected over time.

We face risks associated with property acquisitions: We intend to and may acquire new properties, primarily in the multifamily rental sector, assuming that we are able to obtain capital on favorable terms. Such newly acquired properties may not perform as expected and may subject us to unknown liability with respect to liabilities relating to such properties for clean-up of undisclosed environmental contamination or claims by tenants, residents, vendors or other persons against the former owners of the properties. Inaccurate assumptions regarding future rental or occupancy rates could result in overly optimistic estimates of future revenues. In addition, future operating expenses or the costs necessary to bring an acquired property up to standards established for its intended market position may be underestimated. The search for and process of acquiring such properties will also require a substantial amount of management's time and attention. In addition, developers and other real estate companies may compete with us in seeking properties for acquisition, land for development and prospective tenants. Such competition may adversely affect our ability to make distributions or payments to our investors by:

- reducing the number of suitable investment opportunities offered to us;
- increasing the bargaining power of property owners; and
- adversely affecting our ability to minimize expenses of operation.

Our acquisition activities and their success are subject to the following risks:

- adequate financing or capital to complete acquisitions may not be available on favorable terms or at all as a result of the continuing volatility in the financial and credit markets;
- even if we enter into an acquisition agreement for a property, we may be unable to complete that acquisition and risk the loss of certain non-refundable deposits and incurring certain other acquisition-related costs; and
- any acquisition agreement will likely contain conditions to closing, including completion of due diligence investigations to our satisfaction or other conditions that are not within our control, which may not be satisfied.

Americans with Disabilities Act compliance could be costly: Under the Americans with Disabilities Act of 1990 ("ADA"), all public accommodations and commercial facilities must meet certain federal requirements related to access and use by disabled persons. Compliance with the ADA requirements could involve removal of structural barriers from certain disabled persons' entrances. Other federal, state and local laws may require modifications to or restrict further renovations of our properties with respect to such accesses.

Although we believe that our properties are substantially in compliance with present requirements, noncompliance with the ADA or related laws or regulations could result in the United States government imposing fines or private litigants being awarded damages against us. Such costs may adversely affect our ability to make distributions or payments to our investors.

Environmental problems are possible and may be costly: Various federal, state and local laws and regulations subject property owners or operators to liability for the costs of removal or remediation of certain hazardous or toxic substances located on or in the property. These laws often impose liability without regard to whether the owner or operator was responsible for or even knew of the presence of such substances. The presence of or failure to properly remediate hazardous or toxic substances (such as toxic mold, lead paint and asbestos) may adversely affect our ability to rent, sell or borrow against contaminated property and may impose liability upon us for personal injury to persons exposed to such substances. Various laws and regulations also impose liability on persons who arrange for the disposal or treatment of hazardous or toxic substances at another location for the costs of removal or remediation of such substances at the disposal or treatment facility. These laws often impose liability whether or not the person arranging for such disposal ever owned or operated the disposal facility. Certain other environmental laws and regulations impose liability on owners or operators of property for injuries relating to the release of asbestos-containing or other materials into the air, water or otherwise into the environment. As owners and operators of property and as potential arrangers for hazardous substance disposal, we may be liable under such laws and regulations for removal or remediation costs, governmental penalties, property damage, personal injuries and related expenses. Payment of such costs and expenses could adversely affect our ability to make distributions or payments to our investors.

Environmental, Social and Governance factors may impose additional costs and/or expose us to new risks: We have communicated certain initiatives and goals regarding ESG matters in our 2023 ESG Update on our website, and we may communicate revised or additional initiatives or goals in the future. Our publication of ESG-related policies and report covering our ESG initiatives may result in increased investor, media, employee and other stakeholder attention to such initiatives.

Certain investors, customers, regulators and other stakeholders have focused more on ESG including without limitation climate change, human capital, diversity, equity and inclusion, human and civil rights, sustainability and risk oversight. It is possible that some stakeholders may not be satisfied with our ESG practices or initiatives or the speed with which we are implementing our initiatives. Conversely, it is possible that some stakeholders may be opposed to the implementation of such initiatives at all. Anti-ESG sentiment has gained some momentum across the United States, with the federal government and several states having enacted or proposed "anti-ESG" executive orders, policies or legislation, or issued related legal opinions. The fact that different stakeholder groups may have divergent views on ESG matters increases the risk that any action or lack thereof with respect to such matters may be perceived negatively by at least some stakeholders and adversely impact our reputation and business.

Additionally, there is increased attention on matters of ESG by various regulatory authorities, including the SEC, and the expense and activities necessary to comply with certain regulations or standards, or to decommission prior initiatives in order to comply with new regulations or standards, may be significant. The regulations and criteria for assessing ESG practices are evolving, which could result in our undertaking costly initiatives and activities to meet any new regulations or criteria.

Third-party providers of ESG ratings and reports on companies have also increased in number, resulting in varied, and in some cases, inconsistent standards. Some investors use these factors to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our policies relating to ESG are inadequate or objectionable.

If we are unsuccessful or perceived to be unsuccessful in the achievement of our ESG initiatives or goals, if we are criticized for the scope of our initiatives or goals, if we fail to meet the expectations of investors, customers, regulators, and other stakeholders, if our initiatives are not executed as planned, or we do not achieve our goals, our reputation and financial results could be adversely impacted.

Development of real estate, including the development of multifamily rental real estate could be costly: As part of our operating strategy, we may acquire land for development or construct on owned land, under certain conditions. Included among the risks of the real estate development business are the following, which may adversely affect our ability to make distributions or payments to our investors:

- financing for development projects may not be available on favorable terms;
- long-term financing may not be available upon completion of construction;
- failure to complete construction and lease-up on schedule or within budget; and
- failure to rent the development at anticipated occupancy levels or at rent levels originally contemplated.

Changes in applicable laws, or noncompliance with applicable laws, could adversely affect our operations or expose us to liability: We must develop, construct and operate our communities in compliance with numerous federal, state and local laws and regulations, some of which may conflict with one another or be subject to limited judicial or regulatory interpretations. These laws and regulations may include zoning laws, building codes, landlord/tenant laws and other laws generally applicable to business operations. Noncompliance with applicable laws could expose us to liability. Lower revenue growth or significant unanticipated expenditures may result from our need to comply with changes in (i) laws imposing remediation requirements and the potential liability for environmental conditions existing on properties or the restrictions on discharges or other conditions, (ii) rent control or rent stabilization laws or other residential landlord/tenant laws, or (iii) other governmental rules and regulations or enforcement policies affecting the development, use and operation of our communities, including changes to building codes and fire and life-safety codes.

Property ownership through joint ventures could subject us to the contrary business objectives of our co-venturers: We invest in joint ventures or partnerships in which we do not hold a controlling interest in the assets underlying the entities in which we invest, including joint ventures in which (i) we own a direct interest in an entity which controls such assets, or (ii) we own a direct interest in an entity which owns indirect interests, through one or more intermediaries, of such assets. These investments involve risks that do not exist with properties in which we own a controlling interest with respect to the underlying assets, including the possibility that (i)our co-venturers or partners may control the joint venture and we may not be able to prevent them from taking certain actions; (ii) we may have limited rights to terminate or liquidate our investment; (iii) the distribution preferences of our co-venturers or partners may limit operating, liquidating and disposition distributions to us; (iv) our co-venturers or partners may, at any time, become insolvent or otherwise refuse to make capital contributions when due, (v) we may be responsible to our co-venturers or partners for indemnifiable losses, (vi) we may become liable with respect to guarantees of payment or performance by the joint ventures, (vii) we may become subject to buy-sell arrangements which could cause us to sell our interests or acquire our co-venturer's or partner's interests in a joint venture, or (viii) our co-venturers or partners may, at any time, have business, economic or other objectives that are inconsistent with our objectives. Because we lack a controlling interest, our co-venturers or partners may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives. While we seek protective rights against such contrary actions, there can be no assurance that we will be successful in procuring any such protective rights, or if procured, that the rights will be sufficient to fully protect us against contrary actions. Our organizational documents do not limit the amount of available funds that we may invest in joint ventures or partnerships. If the objectives of our co-venturers or partners are inconsistent with ours, it may adversely affect our ability to make distributions or payments to our investors.

We may face increased risks and costs associated with volatility in commodity and labor prices or as a result of supply chain or procurement disruptions, which may adversely affect the status of our construction projects: The price of commodities and skilled labor for our construction projects may increase unpredictably due to external factors, including, but not limited to, performance of third-party suppliers and contractors; overall market supply and demand; government regulation; international trade; and changes in general business, economic, or political conditions. As a result, the costs of raw construction materials and skilled labor required for the completion of our development and redevelopment projects may fluctuate significantly from time to time.

We rely on a number of third-party suppliers and contractors to supply raw materials and skilled labor for our construction projects. While we do not rely on any single supplier or vendor for the majority of our materials and skilled labor, we may experience difficulties obtaining necessary materials from suppliers or vendors whose supply chains might become impacted by economic or political changes, or difficulties obtaining adequate skilled labor from third-party contractors in a tightening labor market. It is uncertain whether we would be able to source the essential commodities, supplies, materials, and skilled labor timely or at all without incurring significant costs or delays, particularly during times of economic uncertainty resulting from events outside of our control. We may be forced to purchase supplies and materials in larger quantities or in advance of when we would typically purchase them. This may cause us to require use of capital sooner than anticipated. Alternatively, we may also be forced to seek new third-party suppliers or contractors, whom we have not worked with in the past, and it is uncertain whether these new suppliers will be able to adequately meet our materials or labor needs. Our dependence on unfamiliar supply chains or relatively small supply partners may adversely affect the cost and timely completion of our construction projects. In addition, we may be unable to compete with entities that may have more favorable relationships with their suppliers and contractors or greater access to the required construction materials and skilled labor.

CAPITAL AND FINANCING RISKS

We are subject to financial and credit risks associated with general economic and market conditions.

Our business may be affected by volatility in the financial and credit markets, the general global economic conditions and other market or economic challenges experienced by the U.S. economy or the real estate industry as a whole or in the Northeast where our properties are located. Our results of operations, financial condition and ability to service current debt and to pay distributions to our shareholders may be adversely affected by the following, among other potential conditions:

- our ability to borrow on terms and conditions that we find acceptable, or at all, may be limited, which could reduce our ability to pursue acquisition and development opportunities and refinance existing debt, reduce our returns from both our existing operations and our acquisition and development activities and increase our future interest expense;
- reduced values of our properties may limit our ability to dispose of assets at attractive prices or to obtain debt financing secured by our properties and may reduce the availability of unsecured loans;
- the value and liquidity of our short-term investments and cash deposits could be reduced as a result of a deterioration of the financial condition of the institutions that hold our cash deposits or the institutions or assets in which we have made short-term investments, the dislocation of the markets for our short-term investments, increased volatility in market rates for such investments or other factors;
- reduced liquidity in debt markets and increased credit risk premiums for certain market participants may impair our ability to access capital; and
- one or more lenders under our line of credit could refuse or be unable to fund their financing commitment to us and we may not be able to replace the financing commitment of any such lenders on favorable terms, or at all.

Debt financing could adversely affect our economic performance.
Scheduled debt payments and refinancing could adversely affect our financial condition: We are subject to the risks normally associated with debt financing, including without limitation current and future indebtedness in the form of secured and unsecured revolving credit facilities, term loan facilities and mortgages. These risks, including the following, may adversely affect our ability to make distributions or payments to our investors:

- market interest rates on loans to refinance indebtedness on our properties at maturity may be significantly higher than the interest rates on that existing indebtedness;
- our cash flow may be insufficient to meet required payments of principal and interest;
- payments of principal and interest on borrowings may leave us with insufficient cash resources to pay operating expenses;
- we may not be able to refinance indebtedness on our properties at maturity; and
- if refinanced, the terms of refinancing may not be as favorable as the original terms of the related indebtedness.

As of December 31, 2024, we had total outstanding indebtedness of $1.7 billion, comprised of $200 million of outstanding borrowings under the Term Loan and $152 million of outstanding borrowings under the Revolving Credit Facility and approximately $1.3 billion of mortgages, loans payable and other obligations. We may have to refinance the principal due on our current or future indebtedness at maturity, and we may not be able to do so.

If we are unable to refinance our indebtedness on acceptable terms, or at all, events or conditions that may adversely affect our ability to make distributions or payments to our investors include the following:

- we may need to dispose of one or more of our properties upon disadvantageous terms or adjust our capital expenditures in general or with respect to our strategy of acquiring multifamily residential properties and development opportunities in particular;
- prevailing interest rates or other factors at the time of refinancing could increase interest rates and, therefore, our interest expense;
- we may be subject to an event of default pursuant to covenants for our indebtedness;

- if we mortgage property to secure payment of indebtedness and are unable to meet mortgage payments, the mortgagee could foreclose upon such property or appoint a receiver to receive an assignment of our rents and leases; and
- foreclosures upon mortgaged property could create taxable income without accompanying cash proceeds and, therefore, hinder our ability to meet the real estate investment trust distribution requirements of the IRS Code.

We are obligated to comply with financial covenants in our indebtedness that could restrict our range of operating activities: Some of the mortgages on our properties contain customary negative covenants, including limitations on our ability, without the prior consent of the lender, to further mortgage the property, to enter into new leases outside of stipulated guidelines or to materially modify existing leases. In addition, our revolving credit and term loan facilities contain customary requirements, including restrictions and other limitations on our ability to incur debt, debt to assets ratios and interest coverage ratios. These revolving credit and term loan covenants may limit our flexibility in conducting our operations and create a risk of default on our indebtedness if we cannot continue to satisfy them. Some of our debt instruments contain cross default provisions with other debt instruments. Failure to comply with these covenants could cause a default under the agreements and, in certain circumstances, our lenders may be entitled to accelerate our debt obligations. Defaults under our debt agreements could materially and adversely affect our financial condition and results of operations.

Rising interest rates may adversely affect our cash flow: As of December 31, 2024, we have $200 million of outstanding borrowings under the Term Loan and $152 million of outstanding borrowings under the Revolving Credit Facility, and approximately $241.5 million of our mortgage indebtedness bears interest at variable rates, of which we have hedged $591.5 million. We may incur additional indebtedness in the future that bears interest at variable rates. Variable rate debt creates higher debt service requirements if market interest rates increase. Higher debt service requirements could adversely affect our ability to make distributions or payments to our investors and/or cause us to default under certain debt covenants.

Our degree of leverage could adversely affect our cash flow: We may fund acquisition opportunities and development partially through short-term borrowings (including our revolving credit facility), as well as from proceeds from property sales, follow-on equity offerings and undistributed cash. We expect to refinance projects purchased with short-term debt either with long-term indebtedness, proceeds from property sales or equity financing depending upon the economic conditions at the time of refinancing. However, we have entered into certain financial agreements which contain financial and operating covenants that limit our ability under certain circumstances to incur additional secured and unsecured indebtedness.

We are dependent on external sources of capital for future growth: To qualify as a real estate investment trust under the IRS Code, the General Partner must distribute to its shareholders each year at least 90 percent of its net taxable income, excluding any net capital gain. Because of this distribution requirement, it is not likely that we will be able to fund all future capital needs, including for acquisitions and developments, from income from operations. Therefore, we will have to rely on third-party sources of capital, which may or may not be available on favorable terms or at all. Our access to third-party sources of capital depends on a number of things, including the market's perception of our growth potential and our current and potential future earnings. Moreover, additional equity offerings, including sales of the General Partner's common stock pursuant to its $100 million At-The-Market equity offering commenced in November 2023, may result in substantial dilution of our shareholders' interests, and additional debt financing may substantially increase our leverage.

We may originate mezzanine loans or make preferred equity investments in the future that may subject the Company to a greater risk of loss than traditional mortgage loans.

We may in the future originate mezzanine loans, which take the form of subordinated loans secured by second mortgages on the underlying property or subordinated loans secured by a pledge of the ownership interests of either the entity owning the property or a pledge of the ownership interests of the entity that owns the interest in the entity owning the property. Mezzanine loans may involve a higher degree of risk than a senior mortgage secured by real property, because the security for the loan may lose all or substantially all of its value as a result of foreclosure by the senior lender and because it is in second position and there may not be adequate equity in the property. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy our mezzanine loan. If a borrower defaults on our mezzanine loan or debt senior to our loan, or in the event of a borrower bankruptcy, our mezzanine loan will be satisfied only after the senior debt. As a result, we may not recover some of or all our investment. In addition, mezzanine loans typically have higher loan-to-value ratios than conventional mortgage loans, resulting in less equity in the property and increasing the risk of loss of principal.

We may in the future make preferred equity investments in corporations, limited partnerships, limited liability companies or other entities that have been formed for the purpose of directly or indirectly acquiring, developing or managing real property. Generally, we will not have the ability to control the daily operations of the entity, and we will not have the ability to select or remove a majority of the members of the board of directors, managers, general partner or partners or similar governing body of the entity or otherwise control its operations. Although we would seek to maintain sufficient influence over the entity to achieve our objectives, our partners may have interests that differ from ours and may be in a position to take actions without our consent that are inconsistent with our interests. Further, if our partners were to fail to invest additional capital in the entity when required, we may have to invest additional capital to protect our investment. Our partners have in the past failed, and may in the future fail, to develop or operate the real property, operate the entity, refinance property indebtedness or sell the real property in the manner intended and as a result the entity may not be able to redeem our investment or pay the return expected to us in a timely manner if at all. In addition, we may not be able to dispose of our investment in the entity in a timely manner or at the price at which we would want to divest. In the event that such an entity fails to meet expectations or becomes insolvent, we may lose our entire investment in the entity.

Changes in market conditions could adversely affect the market price of the Company's common stock.

As with other publicly traded equity securities, the value of the Company's common stock depends on various market conditions, which may change from time to time. The market price of the Company's common stock could change in ways that may or may not be related to our business, the Company's industry or our operating performance and financial condition. Among the market conditions that may affect the value of the Company's common stock are the following:
- the general reputation of REITs and the attractiveness of the Company's equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;
- our financial performance; and
- general stock and bond market conditions.

The market value of the Company's common stock is based primarily upon the market's perception of our growth potential and our current and potential future earnings and cash dividends. Consequently, the Company's common stock may trade at prices that are higher or lower than its net asset value per share of common stock.

MANAGEMENT RISKS

We may not be able to attract, integrate, manage and retain personnel to execute our business strategy, and competition for skilled personnel could increase our labor costs.

Our success depends upon our ability to attract, integrate, manage and retain personnel who possess the skills and experience necessary to execute our acquisition, development, management and leasing strategies. We compete with various other companies in attracting and retaining qualified and skilled personnel. Our ability to hire and retain qualified personnel could be impaired by a lack of qualified candidates in the available labor force, any diminution of our reputation, decrease in compensation levels relative to our competitors or modifications to our total compensation philosophy or competitor hiring programs. Competitive pressures may require that we enhance our pay and benefits package to compete effectively for such personnel. We may not be able to offset such added costs by increasing the rates we charge our residents. If we cannot attract, hire and retain qualified personnel, our business, financial condition and results of operations would be negatively impacted. Our future success also depends upon our ability to manage the performance of our personnel. Failure to successfully manage the performance of our personnel could affect our profitability by causing operating inefficiencies that could increase operating expenses and reduce operating income.

We are dependent on our key personnel whose continued service is not guaranteed.

We are dependent upon key personnel for strategic business direction and real estate experience, including our chief executive officer, chief operating officer, chief financial officer, chief investments officer and general counsel. While we believe that we could find replacements for these key personnel, loss of their services could adversely affect our operations. We do not have key man life insurance for our key personnel.

The terms of the Operating Partnership's Agreement of Limited Partnership may limit our ability to take certain actions without the consent of some of the limited partners.

As of February 18, 2025, the General Partner owned approximately 91.5 percent of the Operating Partnership's outstanding common partnership units. The consent of the holders of at least 85 percent of the Operating Partnership's partnership units is required: (i) to merge (or permit the merger of) the Operating Partnership with another unrelated person, pursuant to a transaction in which the Operating Partnership is not the surviving entity; (ii) to dissolve, liquidate or wind up the Operating Partnership; or (iii) to convey or otherwise transfer all or substantially all of the Operating Partnership's assets. If the General Partner's ownership interest in the Operating Partnership were to drop below 85 percent as the result of future issuances of partnership units, then the General Partner's inability to take any of the foregoing actions without the consent of some of the limited partners could have a material adverse effect on the Company's ability to complete any of those transactions and negatively impact the Company's business and operations.

RISKS RELATED TO OUR ORGANIZATION AND STRUCTURE

Certain provisions of Maryland law and the General Partner's charter and bylaws could hinder, delay or prevent changes in control.

Certain provisions of Maryland law and General Partner's charter and bylaws have the effect of discouraging, delaying or preventing transactions that involve an actual or threatened change in control. These provisions include the following:

Removal of Directors: Under the General Partner's charter, as amended, subject to the rights of one or more classes or series of preferred stock to elect one or more directors, a director may be removed from office at any time, with or without cause, by the affirmative vote of a majority of the votes entitled to be cast by our stockholders generally in the election of directors.

Number of Directors, Board Vacancies, Terms of Office: The General Partner has, in its bylaws, elected to be subject to a certain provision of Maryland law which vest in the Board of Directors the exclusive right to determine the number of directors. This provision of Maryland law is applicable even if other provisions of Maryland law, the charter or the bylaws provide to the contrary. The General Partner revoked its election to be subject to a certain other provision of Maryland law which vests in the Board of Directors the exclusive right, by the affirmative vote of a majority of the remaining directors, to fill vacancies on the board. Thus under the General Partner's bylaws, as amended, and Maryland law, any vacancy on the Board of Directors for any cause other than an increase in the number of directors may be filled by a majority of the remaining directors except that the stockholders have right to fill any vacancy resulting from removal of a director; and any vacancy on the Board of Directors created by an increase in the number of directors may be filled by a majority of the entire Board of Directors. Any director elected by the Board of Directors to fill a vacancy serves until the next annual meeting of stockholders and until such director's successor is elected and qualifies, and any director elected by the stockholders to fill a vacancy resulting from removal of a director serves for the balance of the term of the removed director. The General Partner has, in its corporate governance principles, adopted a mandatory retirement age of 80 years old for directors.

Stockholder Requested Special Meetings: The General Partner's bylaws, as amended, provide that its stockholders have the right to call a special meeting only upon the written request of the stockholders entitled to cast not less than 25% of all votes entitled to be cast at such meeting, provided that unless requested by the stockholders entitled to cast a majority of all votes entitled to be cast at such meeting, a special meeting need not be called to consider any matter which is substantially the same as a matter voted on at any special meeting of stockholders held during the preceding 12 months.

Advance Notice Provisions for Stockholder Nominations and Proposals: The General Partner's bylaws require advance written notice for stockholders to nominate persons for election as directors at, or to bring other business before, any meeting of stockholders. This bylaw provision limits the ability of stockholders to make nominations of persons for election as directors or to introduce other proposals unless we are notified in a timely manner prior to the meeting.

Preferred Stock: Under the General Partner's charter, its Board of Directors has authority to issue preferred stock from time to time in one or more series and to establish the terms, preferences and rights of any such series of preferred stock, all without approval of its stockholders. As a result, its Board of Directors may establish a series of preferred stock that could delay or prevent a transaction or a change in control.

Duties of Directors with Respect to Unsolicited Takeovers: Maryland law provides protection for Maryland corporations against unsolicited takeovers by limiting, among other things, the duties of the directors in unsolicited takeover situations. The duties of directors of Maryland corporations do not require them to (a) accept, recommend or respond to any proposal by a person seeking to acquire control of the corporation, (b) authorize the corporation to redeem any rights under, or modify or render inapplicable, any stockholders rights plan, (c) make a determination under the Maryland Business Combination Act or the Maryland Control Share Acquisition Act, or (d) act or fail to act solely because of the effect the act or failure to act may have on an acquisition or potential acquisition of control of the corporation or the amount or type of consideration that may be offered or paid to the stockholders in an acquisition. Maryland law also contains a statutory presumption that an act of a director of a Maryland corporation satisfies the applicable standards of conduct for directors under Maryland law.

Ownership Limit: In order to preserve the General Partner's status as a real estate investment trust under the IRS Code, its charter generally prohibits any single stockholder, or any group of affiliated stockholders, from beneficially owning more than 9.8 percent of its outstanding capital stock unless its Board of Directors waives or modifies this ownership limit.

Maryland Business Combination Act: The Maryland Business Combination Act provides that unless exempted, a Maryland corporation may not engage in certain business combinations, including mergers, consolidations, share exchanges or, in circumstances specified in the statute, asset transfers, issuances or reclassifications of shares of stock and other specified transactions, with an "interested stockholder" or an affiliate of an interested stockholder, for five years after the most recent date on which the interested stockholder became an interested stockholder, and thereafter unless specified criteria are met. An interested stockholder is generally a person owning or controlling, directly or indirectly, 10 percent or more of the voting power of the outstanding stock of the Maryland corporation. The General Partner's board of directors has exempted from this statute business combinations between the Company and certain affiliated individuals and entities. However, unless its board adopts other exemptions, the provisions of the Maryland Business Combination Act will be applicable to business combinations with other persons.

Maryland Control Share Acquisition Act: Maryland law provides that holders of "control shares" of a corporation acquired in a "control share acquisition" shall have no voting rights with respect to the control shares except to the extent approved by a vote of two-thirds of the votes eligible to cast on the matter under the Maryland Control Share Acquisition Act. "Control shares" means shares of stock that, if aggregated with all other shares of stock previously acquired by the acquirer, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of the voting power: one-tenth or more but less than one-third, one-third or more but less than a majority or a majority or more of all voting power. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

If voting rights of control shares acquired in a control share acquisition are not approved at a stockholder's meeting, then subject to certain conditions and limitations, the issuer may redeem any or all of the control shares for fair value. If voting rights of such control shares are approved at a stockholder's meeting and the acquirer becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may exercise appraisal rights. In 2018, the General Partner's bylaws were amended to exempt any acquisition of the General Partner's shares from the Maryland Control Share Acquisition Act. If the General Partner's bylaws are amended to repeal or limit the exemption from the Maryland Control Share Acquisition Act, it may make it more difficult for a third party to obtain control of us and increase the difficulty of consummating a change in control.

REIT STATUS RISKS

Consequences of the General Partner's failure to qualify as a real estate investment trust could adversely affect our financial condition.

Failure to maintain ownership limits could cause the General Partner to lose its qualification as a real estate investment trust: In order for the General Partner to maintain its qualification as a real estate investment trust under the IRS Code, not more than 50 percent in value of its outstanding stock may be actually and/or constructively owned by five or fewer individuals (as defined in the IRS Code to include certain entities). The General Partner has limited the ownership of its outstanding shares of common stock by any single stockholder to 9.8 percent of the outstanding shares of its common stock. Its Board of Directors could waive this restriction if it was satisfied, based upon the advice of tax counsel or otherwise, that such action would be in the best interests of the General Partner and its stockholders and would not affect its qualification as a real estate investment trust under the IRS Code. Common stock acquired or transferred in breach of the limitation may be redeemed by us for the lesser of the price paid and the average closing price for the 10 trading days immediately preceding redemption or sold at the direction of the General Partner. The General Partner may elect to redeem such shares of common stock for Units, which are nontransferable except in very limited circumstances. Any transfer of shares of common stock which, as a result of such transfer, causes the General Partner to be in violation of any ownership limit, will be deemed void. Although the General Partner currently intends to continue to operate in a manner which will enable it to continue to qualify as a real estate investment trust under the IRS Code, it is possible that future economic, market, legal, tax or other considerations may cause its Board of Directors to revoke the election for the General Partner's to qualify as a real estate investment trust. Under the General Partner's organizational documents, its Board of Directors can make such revocation without the consent of its stockholders.

Tax liabilities as a consequence of failure to qualify as a real estate investment trust: The General Partner has elected to be treated and has operated so as to qualify as a real estate investment trust for federal income tax purposes since the General Partner's taxable year ended December 31, 1994. Although the General Partner believes it will continue to operate in such manner, it cannot guarantee that it will do so. Qualification as a real estate investment trust involves the satisfaction of various requirements (some on an annual and some on a quarterly basis) established under highly technical and complex tax provisions of the IRS Code. Because few judicial or administrative interpretations of such provisions exist and qualification determinations are fact sensitive, the General Partner cannot assure you that it will qualify as a real estate investment trust for any taxable year.

If the General Partner fails to qualify as a real estate investment trust in any taxable year, it will be subject to the following:

- it will not be allowed a deduction for dividends paid to shareholders;
- it will be subject to federal income tax at regular corporate rates, including any alternative minimum tax, if applicable; and
- unless it is entitled to relief under certain statutory provisions, it will not be permitted to qualify as a real estate investment trust for the four taxable years following the year during which was disqualified.

A loss of the General Partner's status as a real estate investment trust could have an adverse effect on us. Failure to qualify as a real estate investment trust also would eliminate the requirement that the General Partner pay dividends to its stockholders. In addition, any such dividends that the General Partner does pay to its stockholders would not constitute qualified REIT dividends and would accordingly not qualify for a deduction of up to 20 percent.

Other tax liabilities: Even if the General Partner qualifies as a real estate investment trust under the IRS Code, it is subject to certain federal, state and local taxes on our income and property and, in some circumstances, certain other state and local taxes. From time to time changes in state and local tax laws or regulations are enacted, which may result in an increase in our tax liability. A shortfall in tax revenues for states and municipalities in which we operate may lead to an increase in the frequency and amount of such increase. These actions could adversely affect our financial condition and results of operations. In addition, our taxable REIT subsidiaries will be subject to federal, state and local income tax for income received in connection with certain non-customary services performed for tenants and/or third parties.

Risk of changes in the tax law applicable to real estate investment trusts: Since the Internal Revenue Service, the United States Treasury Department and Congress frequently review federal income tax legislation, we cannot predict whether, when or to what extent new federal tax laws, regulations, interpretations or rulings will be adopted. Any such legislative action may prospectively or retroactively modify our tax treatment and, therefore, may adversely affect taxation of us, and/or our investors.

OTHER RISKS

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business, we collect and store sensitive data, including intellectual property, our proprietary business information and that of our tenants and business partners, including personally identifiable information of our tenants and employees, in our data centers and on our networks and our business is at risk from and may be impacted by cybersecurity attacks. These attacks could include attempts to gain unauthorized access to our data and computer systems. Attacks can be both individual and/or highly organized attempts organized by very sophisticated hacking organizations. We employ a number of measures to prevent, detect and mitigate these threats, which include data encryption, frequent password change events, firewall detection systems, anti-virus software and frequent backups; however, there is no guarantee such efforts will be successful in preventing a cyber-attack, and we consult with outside cybersecurity firms to advise on our cybersecurity measures. We also have implemented internal controls around our treasury function, including enhanced payment authorization procedures, verification requirements for new vendor setup and vendor information changes, and bolstered outgoing payment notification process and account reconciliation procedures. We have policies and procedures in place in order to identify cybersecurity incidents and elevate such incidents to senior management in order to appropriately address and remediate any cyber-attack. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions, and there can be no assurance that our actions, security measures, and controls designed to prevent, detect, or respond to intrusion; to limit access to data; to prevent loss, destruction, alteration, or exfiltration of business information; or to limit the negative impact from such attacks can provide absolute security against a cybersecurity incident. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, disrupt our operations, increased cybersecurity insurance premiums and damage our reputation, which could adversely affect our business.

We face possible risks associated with the physical effects of climate change.

We cannot predict with certainty whether climate change is occurring and, if so, at what rate. However, the physical effects of climate change could have a material adverse effect on our properties, operations, and business. To the extent climate change causes changes in weather patterns or severity, our markets could experience increase in storm intensity (including floods, tornadoes, hurricanes, or snow and ice storms), rising sea-levels, and changes in precipitation, temperature, air quality, and quality and availability of water. Over time, these conditions could result in physical damage to, or declining demand for, our properties or our inability to operate the buildings efficiently or at all. Climate change may also indirectly affect our business by increasing the cost of (or making unavailable) property insurance on terms we find acceptable, increasing the cost of required resources, including energy, other fuel sources, water, and waste and snow removal services, and increasing the risk and severity of flood and earthquakes at our properties. Should the impact of climate change be severe or occur for lengthy periods of time, our financial condition or results of operations could be adversely impacted. In addition, compliance with new or more stringent laws or regulations or stricter interpretations of existing laws may require material expenditure by us. For example, various federal, state, and local laws and regulations have been implemented or are under consideration to mitigate the effects of climate change caused by greenhouse gas emissions. Among other things, "green" building codes may seek to reduce emissions through the imposition of standards for design, construction materials, water and energy usage and efficiency, and waste management. Such codes could require us to make improvements to our existing properties, increase the costs of maintaining or improving our existing properties or developing new properties, or increase taxes and fees assessed on us or our properties. Expenditures required for compliance with such codes may affect our cash flow and results of operations.

We may be subject to risks associated with the use of social media.

The use of social media could cause us to suffer brand damage or unintended information disclosure. Negative posts or communications about us or one of our properties on a social networking website could damage our reputation. Further, employees or others may disclose non-public information regarding us or our business or otherwise make negative comments regarding us on social networking or other websites, which could adversely affect our business and results of operations. As social media evolves, we will be presented with new risks and challenges.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

The Company's information technology, communication networks, system applications, accounting and financial reporting platforms and related systems, and those that are offered to residents and tenants are integral to the operation of the business. The Company utilizes these systems, among others, for financial analysis, management, and reporting, for facilitation of operations, including monitoring and optimization of various building management systems, for initiation, generation, and completion of resident leasing, for internal communications, and for various other aspects of the business.

The Company's cybersecurity strategy is focused on detection, protection, incident response, security risk management and mitigation, and resiliency of the cybersecurity infrastructure. The Company has implemented or is in the process of continuously evaluating, testing and updating various information security processes, policies and protective technologies designed to identify, assess and manage material risks from cybersecurity threats to the Company's critical computer networks, third-party hosted services, communications systems, hardware and software, and critical data, including confidential information that is proprietary, strategic or competitive in nature, as well as any personally identifiable information related to the Company's residents' and employees' personal data.

The Company's cybersecurity risk management relies on a multidisciplinary team, including its information technology and cybersecurity team, legal department, executive management, and third-party service providers to identify, assess, and manage cybersecurity threats and risks. In 2023, the Company expanded its team by adding a full-time Chief Information Security Officer (CISO), reporting directly to the Chief Operating Officer, responsible for managing the internal and external cybersecurity resources. The CISO has over 30 years of experience in corporate enterprise infrastructure and data security management held at a senior management level, acting in both a corporate as well as consulting role within many highly regulated industries. The CISO is responsible for having successfully developed and implemented several cyber security programs within prominent companies within the retail, financial and life science sectors.

The Company identifies and assesses risks from cybersecurity threats by monitoring and evaluating the cybersecurity threat environment and the Company's risk profile. This multi-faceted approach to cybersecurity includes physical, administrative, and technical safeguards. During the year ended December 31, 2024, the Company utilized the National Institute of Standards and Technology (NIST) Cyber Security Framework (CSF), to assess and report to the Company's executive management and Board of Directors on the current maturity of operational and procedural controls for securing and safeguarding the Company's information technology assets. The Company will continue to utilize the NIST CSF to evaluate its cybersecurity controls. In addition to the NIST CSF, the Company also completed third-party technical testing of its information technology systems architecture.

To operate its business, the Company engages certain third-party vendors to perform a variety of functions. The Company seeks to engage reliable, reputable service providers. Depending upon the nature of the services and the sensitivity of the data that a third-party service provider processes, the Company's vendor management procedures including reviewing the cybersecurity procedures, imposing contractual requirements, and conducting periodic reassessments as needed. The Company seeks to further enhance this review to expand the scope and depth of this analysis.

As a result of these factors, the Company has adopted a strategic multi-year cybersecurity plan. This plan is not meant to be all encompassing as the cybersecurity landscape shifts and evolves, and the Company is continually assessing its risks and the evolving cybersecurity threat landscape. This plan includes implementing additional and/or fortifying existing defenses and capabilities necessary to protect and preserve the integrity of the Company's information assets and mitigate the risks to the Company's business operations. As part of this plan, the Company requires regular cybersecurity training for all employees and periodically conducts tests to assess employee comprehension and evaluate training effectiveness.

The Company is not currently aware of any risks from cybersecurity threats nor has the Company had a previously cybersecurity incident that in either case have materially affected or are reasonably likely to materially affect the Company, its business strategy, results of operations or financial condition.

Governance

The Company's Audit Committee holds oversight responsibility over the cybersecurity strategy and risk management. The Audit Committee engages in regular discussions with executive management regarding the Company's significant financial risk exposures and the measures implemented to monitor and control these risks, including those that may result from material cybersecurity threats. The Company prepares a quarterly report from the Chief Operating Officer and the CISO which includes updates on the Company's current cybersecurity maturity, progress on the Company's previously mentioned multi-year cybersecurity plan, strategy updates to combat changes in the threat landscape, education of employees and executive management on cybersecurity awareness, enhanced cybersecurity defenses, incident response programs and regulatory reporting obligations. The Audit Committee delivers a summary of these reports to the full Board of Directors on a quarterly basis. Furthermore, the Board of Directors receives a direct report from the CISO on no less than an annual basis, with interim reports provided when appropriate or necessary.

As part of the Company's incident response plan, a committee known as the Cyber ERM (Enterprise Risk Management) Committee has been established comprising cross-functional representation across the Company. The Cyber ERM is responsible for implementing a rapid response and incident program in the event of an identified cybersecurity threat and is responsible for reporting all incidents to the Audit Committee and Board of Directors in the case of any cybersecurity incident to enable the Audit Committee and Board of Directors to assess the materiality of any such incident and determine any Exchange Act reporting obligations of the Company in connection therewith.

ITEM 2.   PROPERTIES

PROPERTY LIST

As of December 31, 2024, the Company's properties consisted of 22 multifamily rental properties (consolidated and unconsolidated), three parking/retail properties, and several developable land parcels. The properties are located in the Northeast and Washington D.C. The properties contain a total of 7,681 apartment units and approximately 56 thousand square feet of retail space.

Consolidated Properties

Multifamily Properties

Property	Location	Year Built	Apartment Units	% Occupied 12/31/24 (%)	2024 Average Revenue Per Home ($) (a)
NEW JERSEY WATERFRONT					
Haus25	Jersey City, NJ	2022	750	96.0	4,892
Liberty Towers	Jersey City, NJ	2003	648	83.8	4,244
BLVD 401	Jersey City, NJ	2016	311	96.5	4,233
BLVD 425	Jersey City, NJ	2003	412	95.6	4,092
BLVD 475	Jersey City, NJ	2011	523	94.4	4,157
Soho Lofts	Jersey City, NJ	2017	377	95.8	4,805
RiverHouse 9 at Port Imperial	Weehawken, NJ	2021	313	94.9	4,356
RiverHouse 11 at Port Imperial	Weehawken, NJ	2018	295	96.3	4,376
Total New Jersey Waterfront Multifamily			3,629	93.5	4,426
MASSACHUSETTS					
Portside at East Pier	East Boston, MA	2015	180	97.1	3,237
Portside 2 at East Pier	East Boston, MA	2018	296	93.8	3,399
145 Front at City Square	Worcester, MA	2018	365	93.4	2,514
The Emery at Overlook Ridge	Revere, MA	2020	326	92.6	2,809
Total Massachusetts Multifamily			1,167	93.9	2,932
OTHER					
The Upton	Short Hills, NJ	2021	193	92.2	4,547
The James	Park Ridge, NJ	2021	240	95.8	3,114
Signature Place	Morris Plains, NJ	2018	197	95.4	3,220
Quarry Place at Tuckahoe	Eastchester, NY	2016	108	96.3	4,422
Total Other Multifamily			738	94.8	3,708
TOTAL MULTIFAMILY PROPERTIES			5,534	93.7	4,015

Retail/Garage Properties

Property	Location	Year Built	Rentable Sq. Ft.	% Leased 12/31/24 (%) (b)	2024 Total Rental Revenue ($000's) (c)
Port Imperial South - Garage	Weehawken, NJ	2013	(d)	n/a	3,659
Port Imperial South - Retail	Weehawken, NJ	2013	18,064	92.0	745
Port Imperial North - Garage	Weehawken, NJ	2016	(d)	n/a	1,069
Port Imperial North - Retail	Weehawken, NJ	2016	8,400	100.0	102
Riverwalk at Port Imperial	West New York, NJ	2008	29,923	80.0	1,149
TOTAL RETAIL/GARAGE PROPERTIES			56,387	86.8	6,724

Developable Land

Property	Location	Ownership Percentage	Potential Units
NEW JERSEY WATERFRONT			
Plaza 8	Jersey City, NJ	100%	680
Plaza 9	Jersey City, NJ	100%	597
PI South - Building 2	Weehawken, NJ	50%	245
Total New Jersey Waterfront Developable Land			1,522
MASSACHUSETTS			
Overlook Site 15	Revere, MA	100%	310
Overlook Site 1 (Retail)	Revere, MA	100%	(d)
Overlook Site 13	Malden, MA	100%	307
Overlook Site 14 (Retail)	Malden, MA	100%	(e)
Overlook Site 14	Malden, MA	100%	120
Total Massachusetts Developable Land			737
OTHER			
Wall Land	Wall Township, NJ	100%	228
Short Hills (Hotel)	Short Hills, NJ	100%	160 keys
1633 Littleton (Office)	Parsippany, NJ	100%	(f)
65 Livingston	Roseland, NJ	100%	252
1 Water Street	White Plains, NY	100%	299
Total Other Developable Land			939
TOTAL DEVELOPABLE LAND			3,198

Unconsolidated Joint Venture Properties

Unconsolidated Joint Ventures - Multifamily Properties

Property	Location	Year Built	Ownership Percentage	Apartment Units	% Occupied 12/31/24 (%)	2024 Average Revenue Per Home ($) (a)
NEW JERSEY WATERFRONT						
Urby Harborside	Jersey City, NJ	2017	85.00%	762	94.4	4,135
RiverTrace	West New York, NJ	2014	22.50%	316	94.0	3,812
Capstone	West New York, NJ	2021	40.00%	360	95.3	4,451
Total New Jersey Waterfront Multifamily Properties				1,438	94.5	4,143
OTHER						
Riverpark at Harrison	Harrison, NJ	2014	45.00%	141	95.0	2,907
Metropolitan at 40 Park	Morristown, NJ	2010	25.00%	130	93.8	3,722
Station House	Washington, DC	2015	50.00%	378	91.5	2,933
Total Other Multifamily Properties				649	92.8	3,085
TOTAL MULTIFAMILY PROPERTIES				2,087	94.0	3,814

Unconsolidated Joint Ventures - Developable Land

Property	Location	Ownership Percentage	Potential Units
PI North - Land	West New York, NJ	20.00%	829
TOTAL DEVELOPABLE LAND			829

(a)   Average Revenue per Home is calculated as total apartment revenue for the year divided by the average percent occupied for the year, divided by the number of apartments.

(b)   Percentage leased includes all leases in effect as of the period end date, some of which have commencement dates in the future.
(c)   Total Rental Revenue for the year ended December 31, 2024 is calculated by adding base rents, escalations and recoveries from tenants, and parking income.
(d)   Port Imperial South - Garage and Port Imperial North - Garage include approximately 850 and 686 parking spaces, respectively.
(e)   The Company has an additional 34,375 square feet of potential retail space within land developments that is not represented in this table.
(f)   Property is approved for office zoning consisting of 5.19 acres.

OCCUPANCY

The following table sets forth the year-end occupancy of the Company's Consolidated Multifamily Portfolio for the last five years:

December 31,	Percent Occupied (%)
2024	93.7
2023	94.8
2022	94.4
2021	96.4
2020	85.4

MARKET DIVERSIFICATION

The following table lists the Company's markets, based on annualized contractual base rent of the Company's Consolidated Multifamily Portfolio:

Market	Annualized Base Rental Revenue ($ in thousands) (a) (b)	Percentage Of Annualized Base Rental Revenue (%)
New Jersey Waterfront	176,514	72.2
Massachusetts	38,664	15.8
Other	29,303	12.0
Totals	244,481	100.0

(a)   Annualized base rental revenue is based on annualizing actual December 2024 billings. For leases whose rent commences after January 1, 2025, annualized base rental revenue is based on the first full month's billing. As annualized base rental revenue is not derived from historical GAAP results, historical results may differ from those set forth above.
(b)   Includes leases in effect as of the period end date, some of which have commencement dates in the future.

ITEM 3.   LEGAL PROCEEDINGS

There are no material pending legal proceedings, other than ordinary routine litigation incidental to the Company's business, to which the Company is a party or to which any of the Properties is subject.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

MARKET INFORMATION

The shares of the General Partner's common stock are traded on the New York Stock Exchange ("NYSE") under the symbol "VRE." There is no established public trading market for the Operating Partnership's common units.

On July 3, 2024, the General Partner filed with the NYSE its annual CEO Certification and Annual Written Affirmation pursuant to Section 303A.12 of the NYSE Listed Company Manual, each certifying that the General Partner was in compliance with all of the listing standards of the NYSE.

GRAPH

The following graph compares total stockholder returns from the last five fiscal years to the Standard & Poor's 500 Index ("S&P 500") and to the National Association of Real Estate Investment Trusts, Inc.'s FTSE NAREIT Equity REIT Index ("NAREIT"). The graph assumes that the value of the investment in the General Partner's Common Stock and in the S&P 500 and NAREIT indices was $100 at December 31, 2019 and that all dividends were reinvested. The price of the General Partner's Common Stock on December 31, 2019 (on which the graph is based) was $23.13. The past stockholder return shown on the following graph is not necessarily indicative of future performance.

Comparison of Five-Year Cumulative Total Return

DIVIDENDS AND DISTRIBUTIONS

The Board of Directors considers a variety of factors when setting the Company's dividends including the Company's earnings, income tax projections, cash flows, financial condition, capital requirements, debt maturities, the availability of debt and equity capital, applicable REIT and legal restrictions and the general overall economic conditions and other factors.

Additional details of recent dividends declared are described in Note 2: Significant Accounting Policies – Dividends and Distributions Payable - to the Consolidated Financial Statements.

HOLDERS

On February 18, 2025, the General Partner had 190 common shareholders of record (this does not include beneficial owners for whom Cede & Co. or others act as nominee) and the Operating Partnership had 65 owners of limited partnership units and one owner of General Partnership Units.

RECENT SALES OF UNREGISTERED SECURITIES; USES OF PROCEEDS FROM REGISTERED SECURITIES

(a)   COMMON STOCK

During the three months ended December 31, 2024, the Company issued 11,123 shares of common stock to holders of common units in the Operating Partnership upon the redemption of such common units in private offerings pursuant to Section 4(a)(2) of the Securities Act. The holders of the common units were limited partners of the Operating Partnership and accredited investors under Rule 501 of the Securities Act. The common units were redeemed for an equal number of shares of common stock. The Company has registered the resale of such shares under the Securities Act..

(b)   Not applicable

(c)   Not applicable

ITEM 6.   RESERVED

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Consolidated Financial Statements of Veris Residential, Inc. and Veris Residential, L.P. and the notes thereto (collectively, the "Financial Statements"). Certain defined terms used herein have the meaning ascribed to them in the Financial Statements.

Critical Accounting Policies and Estimates

Our significant accounting policies are described in Note 2: Significant Accounting Policies – to the Financial Statements. Certain of these accounting policies require judgment and the use of estimates and assumptions when applying these policies in the preparation of our consolidated financial statements. On a quarterly basis, we evaluate these estimates and judgments based on historical experience as well as other factors that we believe to be reasonable under the circumstances. These estimates are subject to change in the future if underlying assumptions or factors change. Certain accounting policies, while significant, may not require the use of estimates. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Impairment

On a periodic basis, management assesses whether there are any indicators, including property operating performance, changes in anticipated holding period, and general market conditions, that the value of the Company's rental properties held for use may be impaired. A property's value is considered impaired when the expected undiscounted cash flows for a property are less than its carrying value. If there are different potential outcomes for a property, the Company will take a probability weighted approach to estimating future cash flows. To the extent impairment has occurred, the impairment loss is measured as the excess of the carrying value of the property over the estimated fair value of the property. Estimated fair values, which are based on discounted cash flow models, include all estimated cash inflows and outflows over a specified holding period. Capitalization rates and discount rates utilized in these models are based upon unobservable rates that the Company believes to be within a reasonable range of current market rates. In addition, such cash flow models consider factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. To the extent impairment has occurred, the carrying value of the property would be adjusted to an amount to reflect the estimated fair value of the property.

The Company generally considers assets (as identified by their disposal groups) to be held for sale when the transaction has received appropriate corporate authority, it is probable that the disposition will occur within one year and there are no significant contingencies relating to a sale. When assets are identified by management as held for sale, the Company discontinues depreciating the assets and estimates the fair value. If the fair value of the assets, less estimated costs to sell, is less than the carrying value of the assets, an adjustment to the carrying value would be recognized and recorded within the Unrealized gains (losses) on disposition of rental property to reflect the estimated fair value of the assets. The Company will continue to review the property for subsequent changes in the fair value, and may recognize an additional impairment charge, if warranted.

In addition, on a periodic basis, management assesses whether there are any indicators, including the underlying investment property operating performance and general market conditions, that the value of the Company's investments in unconsolidated joint ventures may be impaired. An investment is impaired only if management's estimate of the fair value of the investment is less than the carrying value of the investment, and such decline in value is deemed to be other than temporary. To the extent impairment has occurred, the loss shall be measured as the excess of the carrying value of the investment over the estimated fair value of the investment. Estimated fair values which are based on discounted cash flow models include all estimated cash inflows and outflows over a specified holding period. Capitalization rates and discount rates utilized in these models are based upon unobservable rates that the Company believes to be within a reasonable range of current market rates.

Results From Operations: Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

(dollars in thousands)	Years Ended December 31, 2024	2023	Dollar Change	Percent Change
Revenue from rental operations and other:				
Revenue from leases	$ 245,690	$ 235,117 $	10,573	4.5 %
Parking income	15,463	15,498	(35)	(0.2)
Other income	6,583	5,812	771	13.3
Total revenues from rental operations	267,736	256,427	11,309	4.4
Property expenses:				
Real estate taxes	37,424	34,687	2,737	7.9
Utilities	8,151	7,700	451	5.9
Operating services	48,239	50,769	(2,530)	(5.0)
Total property expenses	93,814	93,156	658	0.7
Non-property revenues:				
Management fees	3,338	3,868	(530)	(13.7)
Total non-property revenues	3,338	3,868	(530)	(13.7)
Non-property expenses:				
Property management	17,247	14,188	3,059	21.6
General and administrative	39,059	44,443	(5,384)	(12.1)
Transaction-related costs	1,565	7,627	(6,062)	(79.5)
Depreciation and amortization	82,774	86,235	(3,461)	(4.0)
Land and other impairments, net	2,619	9,324	(6,705)	(71.9)
Total non-property expenses	143,264	161,817	(18,553)	(11.5)
Operating income (loss)	33,996	5,322	28,674	538.8
Other (expense) income:				
Interest expense	(87,976)	(89,355)	1,379	(1.5)
Interest cost of mandatorily redeemable noncontrolling interests	—	(49,782)	49,782	(100.0)
Interest and other investment income (loss)	2,366	5,515	(3,149)	(57.1)
Equity in earnings (loss) of unconsolidated joint ventures	3,934	3,102	832	26.8
Gain (loss) on disposition of developable land	11,515	7,068	4,447	62.9
Gain (loss) on sale from unconsolidated joint ventures	6,946	—	6,946	100.0
Gain (loss) from extinguishment of debt, net	(777)	(5,606)	4,829	(86.1)
Other income (loss), net	(701)	2,871	(3,572)	(124.4)
Total other (expense) income	(64,693)	(126,187)	61,494	(48.7)
Income (loss) from continuing operations before income tax expenses	(30,697)	(120,865)	90,168	(74.6)
Provision for income taxes	(276)	(492)	216	(43.9)
Income (loss) from continuing operations after income tax	(30,973)	(121,357)	90,384	(74.5)
Discontinued operations:				
Income (Loss) from discontinued operations	862	(32,686)	33,548	(102.6)
Realized gains (losses) and unrealized gains (losses) on disposition of rental property and impairments, net	3,447	41,682	(38,235)	(91.7)
Total discontinued operations	4,309	8,996	(4,687)	(52.1)
Net income (loss)	$ (26,664) $	(112,361) $	85,697	(76.3)%

Revenue from leases. Revenue from leases increased $10.6 million, or 4.5 percent, for 2024 as compared to 2023, due primarily to an increase in market rental rates.

Other income. Other income increased $0.8 million, or 13.3 percent for 2024 as compared to 2023 due primarily to lease termination fees.

Real estate taxes. Real estate taxes increased $2.7 million, or 7.9 percent, for 2024 as compared to 2023 due primarily to prior period tax appeal refunds received in 2023, increased PILOT taxes based upon higher revenues in 2024, and the accrual of an estimated liability related to reverse real estate tax appeals recorded in 2024.

Utilities. Utilities increased $0.5 million, or 5.9 percent, for 2024 as compared to 2023 due primarily to higher electric usage.

Operating services. Operating services decreased $2.5 million, or 5.0 percent for 2024 as compared to 2023 due primarily to reduced insurance renewal rates in 2024, non-recurring legal expenses recognized and the stock-based compensation expenses adjustment of $0.6 million recorded in 2023.

Management fees. Management fee revenue, which is primarily related to management fees and reimbursement of property personnel costs from the Company's third party/joint ventures management businesses, decreased $0.5 million, or 13.7 percent for 2024 as compared to 2023 due primarily to a reduction in reimbursement of personnel costs due to property sales in 2024.

Property management. Property management expenses include off-site expenses associated with the self-management of the Company's properties as well as administrative and personnel expenses for the Company's third-party/joint venture management businesses. Property management expenses increased $3.1 million, or 21.6 percent, for 2024 as compared to 2023, due primarily to satisfaction of stay-on award conditions in 2024. See Note 12: Commitments and Contingencies to the Financial Statements.

General and administrative. General and administrative expenses decreased $5.4 million, or 12.1 percent, for 2024 compared to 2023 due to higher stock compensation expenses in 2023, and higher severance and related costs in 2023, partially offset by compensation costs incurred as a result of the satisfaction of stay-on award conditions in 2024. See Note 12: Commitments and Contingencies to the Financial Statements.

Transaction-related costs. Transaction costs decreased $6.1 million, or 79.5 percent. In 2023, the Company recorded transaction-related costs primarily associated with the purchase of the Rockpoint interest. In 2024, the Company recorded transaction-related costs primarily related to the sale of the former Office Portfolio and the withdrawal of its public offering of common stock.

Depreciation and amortization. Depreciation and amortization decreased $3.5 million, or 4.0 percent, for 2024 as compared to 2023, primarily due to lease intangibles acquired in 2022 that were fully amortized prior to 2024.

Land and other impairments, net. In 2024 and 2023, the Company recorded net $2.6 million and $9.3 million of impairment charges on developable land parcels, respectively.

Interest expense. Interest expense decreased $1.4 million, or 1.5 percent, for 2024 as compared to 2023. The decrease is primarily due to lower interest expense as a result of the payoff of various mortgage loans in 2024, partially offset by interest expense incurred on the 2024 Credit Facility.

Interest cost of mandatorily redeemable noncontrolling interests. During 2023, the Company recognized $49.8 million in interest cost of mandatorily redeemable noncontrolling interests related to the Company's redemption of Rockpoint's interests.

Interest and other investment income (loss). Interest and other investment income decreased $3.1 million, or 57.1 percent, for 2024 compared to 2023, primarily related to interest income earned on higher cash balances from sales proceeds received in 2023.

Equity in earnings (loss) of unconsolidated joint ventures. Equity in earnings of unconsolidated joint ventures increased $0.8 million or 26.8 percent, for 2024 as compared to 2023, due primarily to the improved operating performance of its unconsolidated joint ventures as a result of higher rental rates, and distributions recorded as equity in earnings.

Gain (loss) on disposition of developable land. In 2024, the Company recognized a gain of $11.5 million on the sale of several developable land parcels throughout New Jersey. In 2023, the Company recorded a gain of $7.1 million on the sale of a developable land parcel in Parsippany-Troy Hills, New Jersey, as well as reversals of estimated accrued expenses from previously sold developable land holdings. See Note 3: Investments in Rental Property – Dispositions of Rental Properties and Developable Land – to the Financial Statements.

Gain (loss) on sale from unconsolidated joint ventures. In January 2024, the Company's joint venture sold the Lofts at 40 Park multifamily rental property for $30.3 million and the Company recorded a gain on the sale for its interest of approximately $7.1 million. In October 2024, the Company's joint venture sold the Shops at 40 Park retail property for $15.7 million and the Company recorded a loss on the sale of its interest of approximately $0.2 million. See Note 3: Investments in Rental Property – Dispositions of Unconsolidated Joint Venture - to the Financial Statements.

Gain (loss) from extinguishment of debt, net. During 2024, the Company wrote off unamortized deferred financing costs of $0.8 million relating to the early payoff of the Soho Lofts and 145 Front Street mortgage loans. In 2023, the Company wrote off $5.6 million of unamortized deferred financing costs related to the termination of the 2021 Credit Facility, repayment of the 2023 Term Loan, and refinancing of the Haus25 mortgage loan.

Other income (expense), net. In 2024, the Company accrued legal costs associated with reverse real estate tax appeals, insurance claim deductibles, partially offset by proceeds received from a litigation settlement. In 2023, the Company received insurance proceeds of $2.9 million.

Discontinued operations. The Company recognized income from discontinued operations of $0.9 million in 2024 and loss from discontinued operations of $32.7 million in 2023. In 2024 and 2023, the Company recognized realized gains (losses) and unrealized gains (losses) on disposition of rental property and impairments, net, of $3.4 million and $41.7 million, respectively, on these properties. See Note 7: Discontinued Operations to the Financial Statements for additional details.

Results From Operations: Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

For a discussion of our results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022, please refer to Item 7 of Part II, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on February 21, 2024.

Liquidity and Capital Resources

Overview

Liquidity is a measurement of the Company's ability to meet cash requirements, including ongoing commitments to repay borrowings, pay dividends, fund acquisitions of real estate assets and other general business needs. In addition to cash on hand, the primary sources of funds for short-term and long-term liquidity requirements, including working capital, distributions, debt service and additional investments, consist of: (i) borrowings under the revolving credit facility; (ii) proceeds from sales of real estate; and (iii) cash flow from operations. The Company believe these sources of financing will be sufficient to meet our short-term and long-term liquidity requirements.

The Company's cash flow from operations primarily consists of rental revenue which is the principal source of funds that is used to pay operating expenses, debt service, general and administrative expenses, operating capital expenditures, dividends, and transaction-related expenses. The Company expects to meet its short-term liquidity requirements generally through its working capital, which may include proceeds from the sales of rental properties and land, net cash provided by operating activities and draws from its revolving credit facility.

Cash Flows

Cash, cash equivalents and restricted cash decreased by $30.3 million to $24.3 million at December 31, 2024, compared to $54.6 million at December 31, 2023. This decrease is comprised of the following net cash flow items:

(1) $52.3 million provided by operating activities.

(2) $162.1 million provided by investing activities, consisting primarily of the following:
       (a) $89.0 million received from proceeds of the sales of rental property in continuing operations;
       (b) $79.1 million received from proceeds of rental properties included in discontinued operations;
       (c) $12.4 million received from distributions in excess of cumulative earnings from unconsolidated joint ventures;
       (d) $6.1 million received from proceeds from the sale of investments in unconsolidated joint ventures;
       (e) $18.4 million used for additions to rental property and improvements and other costs; and
       (f) $6.1 million used for the development of rental property and other related costs.

(3) $244.6 million used in financing activities, consisting primarily of the following:
       (a) $535.0 million used for repayments of mortgages, loans payable and other obligations;
       (b) $24.1 million used for payments of common dividends and distributions;
       (c) $22.0 million used for repayments of revolving credit facility;
       (d) $17.3 million used for payments of financing and derivative premium costs;
       (e) $15.7 million used for the redemption of redeemable noncontrolling interests;
       (f) $4.0 million used for other financing actives;
       (g) $2.1 million used for distributions to noncontrolling interests;
       (h) $0.5 million used for distributions to redeemable noncontrolling interests;
       (i) $200.0 million received from borrowings from the term loan;
       (j) $174.0 million received from borrowings from the revolving credit facility; and
       (k) $1.8 million received from share issuance proceeds, net.

To maintain its qualification as a REIT under the IRS Code, the General Partner must make annual distributions to its stockholders of at least 90 percent of its REIT taxable income, determined without regard to the dividends paid deduction and by excluding net capital gains. However, any such distributions, whether for federal income tax purposes or otherwise, would be paid out of available cash, including borrowings and other sources, after meeting operating requirements, preferred stock dividends and distributions, and scheduled debt service on the Company's debt. If and to the extent the Company retains and does not distribute any net capital gains, the General Partner will be required to pay federal, state and local taxes on such net capital gains at the rate applicable to capital gains of a corporation.

The Board of Directors considers a variety of factors when setting the Company's dividends including the Company's earnings, income tax projections, cash flows, financial condition, capital requirements, debt maturities, the availability of debt and equity capital, applicable REIT and legal restrictions, economic conditions and other factors.

The General Partner, as of the taxable year ended December 31, 2023, the most recent year for which tax returns have been filed, has net operating losses of $240.0 million.

Dividends declared (on a per share basis) for the year ended December 31, 2024 were as follows:

Date of Declaration	Date of Record	Date of Payment	Dividend Declared
February 27, 2024	April 3, 2024	April 16, 2024	$0.0525
May 6, 2024	July 3, 2024	July 16, 2024	$0.0600
August 5, 2024	September 30, 2024	October 16, 2024	$0.0700
November 13, 2024	December 31, 2024	January 10, 2025	$0.0800

Debt Financing

Debt Strategy

The Company has historically utilized a combination of corporate and property level indebtedness. The Company will seek to refinance or retire its debt obligations at maturity with available proceeds received from the Company's planned non-strategic asset sales, as well as with new corporate or property level indebtedness on or before the applicable maturity dates.

Debt Summary

The following is a breakdown of the Company's debt between fixed and variable-rate financing as of December 31, 2024:

	Balance ($000's)	% of Total	Weighted Average Interest Rate	Weighted Average Maturity in Years
Fixed Rate & Hedged Debt, including Term Loan and Revolving Credit Facility (a)	$ 1,683,966	99.88 %	5.05 %	2.76
Unhedged portion of Revolving Credit Facility	2,000	0.12 %	7.08 %	2.31
Totals/Weighted Average:	$ 1,685,966	100.00 %	5.05 %	2.76
Unamortized deferred financing costs (b)	(13,653)			
Total Debt, Net	$ 1,672,313			

(a)   Includes debt with interest rate caps outstanding with a notional amount of $591.5 million.

(b)   Excludes $4.7 million of unamortized deferred financing costs recorded in Deferred charges and other assets, net, pertaining to the Company's Revolving Credit Facility as of December 31, 2024.

Debt Maturities

Scheduled principal payments and related weighted average annual effective interest rates for the Company's debt as of December 31, 2024 are as follows:

Period		Scheduled Amortization ($000's)		Principal Maturities ($000's)		Total ($000's)	Weighted Avg. Effective Interest Rate of Future Repayments
2025	$	9,419	$	—	$	9,419	3.68 %
2026		7,879		467,904		475,783	4.65 %
2027		5,326		657,318		662,644	5.11 %
2028		2,396		343,061		345,457	6.03 %
2029		2,289		127,792		130,081	4.58 %
Thereafter		1,770		60,812		62,582	3.21 %
Sub-total		29,079		1,656,887		1,685,966	5.05 %
Unamortized deferred financing costs (a)		(13,653)		—		(13,653)	
Totals/Weighted Average	$	15,426	$	1,656,887	$	1,672,313	5.05 %

(a) Excludes $4.7 million of unamortized deferred financing costs recorded in Deferred charges and other assets, net, pertaining to the Company's Revolving Credit Facility as of December 31, 2024.

Unencumbered Properties

As of December 31, 2024, the Company had two unencumbered properties, with a carrying value of $33.4 million.

Equity Financing and Registration Statements

Shelf Registration Statements

The General Partner has an effective shelf registration statement on Form S-3 filed with the SEC for an aggregate amount of $2.0 billion in common stock, preferred stock, depositary shares, and/or warrants of the General Partner, under which $100 million of shares of common stock have been allocated for sale pursuant to the Company's ATM Program commenced in November 2023 and 133,759 shares have been sold, for gross proceeds of $2.1 million, as of December 31, 2024.

The General Partner and the Operating Partnership also have an effective shelf registration statement on Form S-3 filed with the SEC for an aggregate amount of $2.5 billion in common stock, preferred stock, depositary shares and guarantees of the General Partner and debt securities of the Operating Partnership, under which no securities have been sold as of December 31, 2024.

Dividend Reinvestment and Stock Purchase Plan

The Company has a Dividend Reinvestment and Stock Purchase Plan (the "DRIP") which commenced in March 1999 under which approximately 5.4 million shares of the General Partner's common stock have been reserved for future issuance. The DRIP provides for automatic reinvestment of all or a portion of a participant's dividends from the General Partner's shares of common stock. The DRIP also permits participants to make optional cash investments up to $5,000 a month without restriction and, if the Company waives this limit, for additional amounts subject to certain restrictions and other conditions set forth in the DRIP prospectus filed as part of the Company's effective registration statement on Form S-3 filed with the Securities and Exchange Commission ("SEC") for the approximately 5.4 million shares of the General Partner's common stock reserved for issuance under the DRIP.

Off-Balance Sheet Arrangements

Unconsolidated Joint Venture Debt

The debt of the Company's unconsolidated joint ventures generally provides for recourse to the Company for customary matters such as intentional misuse of funds, environmental conditions and material misrepresentations. The Company may agree to guarantee repayment of a portion of the debt of its unconsolidated joint ventures. As of December 31, 2024, there was no outstanding balance of such debt that was guaranteed by the Company.

The Company's off-balance sheet arrangements are further discussed in Note 4: Investments in Unconsolidated Joint Ventures to the Consolidated Financial Statements.

Funds from Operations

Funds from operations ("FFO") (available to common stock and unit holders) is defined as net income (loss) before noncontrolling interests in Operating Partnership, computed in accordance with generally accepted accounting principles "GAAP", excluding gains or losses from depreciable rental property transactions (including both acquisitions and dispositions), and impairments related to depreciable rental property, plus real estate-related depreciation and amortization. The Company believes that FFO is helpful to investors as one of several measures of the performance of an equity REIT. The Company further believes that as FFO excludes the effect of depreciation, gains (or losses) from property transactions and impairments related to depreciable rental property (all of which are based on historical costs which may be of limited relevance in evaluating current performance), FFO can facilitate comparison of operating performance between equity REITs.

FFO should not be considered as an alternative to net income available to common shareholders as an indication of the Company's performance or to cash flows as a measure of liquidity. FFO presented herein is not necessarily comparable to FFO presented by other real estate companies due to the fact that not all real estate companies use the same definition. However, the Company's FFO is comparable to the FFO of real estate companies that use the current definition of the National Association of Real Estate Investment Trusts ("NAREIT").

As the Company considers its primary earnings measure, net income available to common shareholders, as defined by GAAP, to be the most comparable earnings measure to FFO, the following table presents a reconciliation of net income available to common shareholders to FFO, as calculated in accordance with NAREIT's current definition, for the years ended December 31, 2024, 2023 and 2022 (*in thousands*):

		Year Ended December 31,		
		2024	2023	2022
Net income (loss) available to common shareholders	$	(23,120) $	(107,265) $	(52,066)
Add (deduct):				
Noncontrolling interests in Operating Partnership		(2,531)	(11,174)	(5,688)
Noncontrolling interests in discontinued operations		371	779	414
Real estate-related depreciation and amortization on continuing operations (a)		92,164	95,695	87,572
Real estate-related depreciation and amortization on discontinued operations		635	12,689	33,901
Property impairments on discontinued operations		—	32,516	94,811
Continuing operations: (Gain) loss on sale from unconsolidated joint ventures		(6,946)	—	—
Discontinued operations: (Gain) loss on sale from unconsolidated joint ventures		—	—	(7,677)
Discontinued operations: Realized (gains) losses and unrealized (gains) losses on disposition of rental property, net		(1,548)	(2,411)	(61,676)
Funds from operations available to common stock and Operating Partnership unitholders (b) (c)	$	59,025 $	20,829 $	89,591

(a)   Includes the Company's share from unconsolidated joint ventures, and adjustments for noncontrolling interests, of $10.2 million, $10.3 million and $10.4 million for the years ended December 31, 2024, 2023 and 2022, respectively. Excludes non-real estate-related depreciation and amortization of $0.8 million, $1.0 million and $1.3 million for the years ended December 31, 2024, 2023 and 2022, respectively.

(b)   Net loss available to common shareholders in 2024, 2023 and 2022 included $2.6 million, $9.3 million and $9.4 million, respectively, of land impairment charges and $13.4 million, $46.3 million and $57.3 million, respectively, from a gain on disposition of developable land, which are included in the calculation to arrive at funds from operations as such gains and charges relate to non-depreciable assets.

(c)   Includes $49.8 million of interest cost related to the mandatorily redeemable noncontrolling interests for the year ended December 31, 2023.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from its indebtedness primarily from changes in market interest rates. The Company monitors interest rate risk as an integral part of its overall risk management. The Company manages its exposure to interest rate risk by utilizing fixed rate indebtedness or by hedging the majority of its floating rate indebtedness with interest rate swaps or caps, as appropriate.

As of December 31, 2024, the Company's indebtedness with an aggregate principal balance of $1.7 billion had an estimated aggregate fair value of $1.6 billion.

Changes in interest rates, impact the fair value of the Company's fixed rate debt instruments, computed using current market yields. Approximately $1.1 billion of the Company's long-term debt as of December 31, 2024 bears interest at fixed rates with a weighted average coupon of 4.62% and therefore the fair value of these instruments is affected by changes in market interest rates. If market rates of interest increased or decreased by 100 basis points, the fair value of the Company's fixed rate debt as of December 31, 2024 would be approximately $29.8 million lower or higher, respectively.

The effective interest rates on the Company's $591.5 million variable rate debt hedged by interest-rate caps, as of December 31, 2024 ranged from SOFR plus 141 basis points to SOFR plus 275 basis points. Additionally, the effective interest rate on the Company's $2.0 million variable rate debt, which is not hedged by interest-rate caps, as of December 31, 2024 was SOFR plus 272 basis points. Assuming interest-rate caps are not in effect as of December 31, 2024, if market rates of interest on the Company's variable rate debt increased or decreased by 100 basis points, then the increase or decrease in interest costs on the Company's variable rate debt would be approximately $5.9 million annually.

The following table summarizes the principal cash flows (in thousands) based upon maturity dates of the debt obligations and the related weighted-average interest rates by expected maturity dates.

December 31, 2024

Debt, including current portion ($ in thousands)	2025	2026	2027	2028	2029	Thereafter	Sub-total	Other (a)	Total	Fair Value
Fixed Rate & Hedged Debt, including Term Loan and Revolving Credit Facility	$9,419	$475,783	$660,644	$345,457	$130,081	$62,582	$1,683,966	$(13,653)	$1,670,313	$1,644,445
Weighted Average Interest Rate	3.68%	4.65%	5.10%	6.03%	4.58%	3.21%			5.05%	
Unhedged portion of Revolving Credit Facility	$—	$—	$2,000	$—	$—	$—	$2,000	$—	$2,000	$2,000
Weighted Average Interest Rate			7.08%						7.08%	

(a)   Adjustment for unamortized debt discount/premium, net, unamortized deferred financing costs, net, and unamortized mark-to-market, net, as of December 31, 2024.

(b)   Excludes $4.7 million of unamortized deferred financing costs recorded in Deferred charges and other assets, net, pertaining to the Company's Revolving Credit Facility as of December 31, 2024.

While the Company has not experienced any significant credit losses, in a significant rising interest rate environment and/ or economic downturn, tenant vacancies or defaults could increase and result in losses to the Company which could adversely affect its operating results and liquidity, including its ability to pay its debt obligations.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Consolidated Financial Statements of the Company and the Report of PricewaterhouseCoopers LLP, together with the notes to the Consolidated Financial Statements of the Company, as set forth in the index in Item 15: Exhibits and Financial Statements, are filed under this Item 8: Financial Statements and Supplementary Data and are incorporated herein by reference.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Veris Residential, Inc.

Disclosure Controls and Procedures. The General Partner's management, with the participation of the General Partner's chief executive officer and chief financial officer, has evaluated the effectiveness of the General Partner's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on such evaluation, the General Partner's chief executive officer and chief financial officer have concluded that, as of the end of such period, the General Partner's disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the General Partner in the reports that it files or submits under the Exchange Act.

Management's Report on Internal Control Over Financial Reporting. Internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, is a process designed by, or under the supervision of, the General Partner's chief executive officer and chief financial officer, or persons performing similar functions, and effected by the General Partner's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The General Partner's management, with the participation of the General Partner's chief executive officer and chief financial officer, has established and maintained policies and procedures designed to maintain the adequacy of the General Partner's internal control over financial reporting, and includes those policies and procedures that:

(1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the General Partner;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the General Partner are being made only in accordance with authorizations of management and directors of the General Partner; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the General Partner's assets that could have a material effect on the financial statements.

The General Partner's management has evaluated the effectiveness of the General Partner's internal control over financial reporting as of December 31, 2024 based on the criteria established in a report entitled *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on our assessment and those criteria, the General Partner's management has concluded that the General Partner's internal control over financial reporting was effective as of December 31, 2024.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

The effectiveness of the General Partner's internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes In Internal Control Over Financial Reporting. There have not been any changes in the General Partner's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth fiscal quarter to which this report relates that have materially affected, or are reasonably likely to materially affect, the General Partner's internal control over financial reporting.

Veris Residential, L.P.

Disclosure Controls and Procedures. The General Partner's management, with the participation of the General Partner's chief executive officer and chief financial officer, has evaluated the effectiveness of the Operating Partnership's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on such evaluation, the General Partner's chief executive officer and chief financial officer have concluded that, as of the end of such period, the Operating Partnership's disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Operating Partnership in the reports that it files or submits under the Exchange Act.

Management's Report on Internal Control Over Financial Reporting. Internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, is a process designed by, or under the supervision of, the General Partner's chief executive officer and chief financial officer, or persons performing similar functions, and effected by the General Partner's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The General Partner's management, with the participation of the General Partner's chief executive officer and chief financial officer, has established and maintained policies and procedures designed to maintain the adequacy of the Operating Partnership's internal control over financial reporting, and includes those policies and procedures that:

(1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Operating Partnership;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Operating Partnership are being made only in accordance with authorizations of management and directors of the General Partner; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Operating Partnership's assets that could have a material effect on the financial statements.

The General Partner's management has evaluated the effectiveness of the Operating Partnership's internal control over financial reporting as of December 31, 2024 based on the criteria established in a report entitled *Internal Control— Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on our assessment and those criteria, the General Partner's management has concluded that the Operating Partnership's internal control over financial reporting was effective as of December 31, 2024.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

The effectiveness of the Operating Partnership's internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes In Internal Control Over Financial Reporting. There have not been any changes in the Operating Partnership's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth fiscal quarter to which this report relates that have materially affected, or are reasonably likely to materially affect, the Operating Partnership's internal control over financial reporting.

ITEM 9B.   OTHER INFORMATION

(a) Not Applicable.

(b) Not Applicable.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 10.   **DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE**

The information required by Item 10 will be set forth in the General Partner's definitive proxy statement for its annual meeting of shareholders expected to be held on June 11, 2025, and is incorporated herein by reference.

ITEM 11.   **EXECUTIVE COMPENSATION**

The information required by Item 11 will be set forth in the General Partner's definitive proxy statement for its annual meeting of shareholders expected to be held on June 11, 2025, and is incorporated herein by reference.

ITEM 12.   **SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS**

The information required by Item 12 will be set forth in the General Partner's definitive proxy statement for its annual meeting of shareholders expected to be held on June 11, 2025, and is incorporated herein by reference.

ITEM 13.   **CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE**

The information required by Item 13 will be set forth in the General Partner's definitive proxy statement for its annual meeting of shareholders expected to be held on June 11, 2025, and is incorporated herein by reference.

ITEM 14.   **PRINCIPAL ACCOUNTING FEES AND SERVICES**

The information required by Item 14 will be set forth in the General Partner's definitive proxy statement for its annual meeting of shareholders expected to be held on June 11, 2025, and is incorporated herein by reference.

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1.   All Financial Statements

Reports of Independent Registered Public Accounting Firm (PCAOB ID 238)

Consolidated Balance Sheets as of December 31, 2024 and 2023

Consolidated Statements of Operations for the Years Ended December 31, 2024, 2023, and 2022

Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2024, 2023 and 2022

Consolidated Statements of Changes in Equity for the Years Ended December 31, 2024, 2023 and 2022

Consolidated Statements of Cash Flows for the Years Ended December 31, 2024, 2023 and 2022

Notes to Consolidated Financial Statements

(a) 2.   Financial Statement Schedules

(i)   Veris Residential, Inc. and Veris Residential, L.P.:

Schedule III – Real Estate Investments and Accumulated Depreciation as of December 31, 2024 with reconciliations for the years ended December 31, 2024, 2023 and 2022.

All other schedules are omitted because they are not required or the required information is shown in the financial statements or notes thereto.

(a) 3.   Exhibits

The exhibits required by this item are set forth on the Exhibit Index attached hereto.

ITEM 16.   FORM 10-K SUMMARY

Not Applicable

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Veris Residential, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Veris Residential, Inc. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations, of comprehensive income (loss), of changes in equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes and financial statement schedule listed in the index appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of Indicators of Impairment for Rental Property Held for Use, Net

As described in Note 2 to the consolidated financial statements, the Company's rental property held for use, net was $2.8 billion as of December 31, 2024. On a periodic basis, management assesses whether there are any indicators, including property operating performance, changes in anticipated holding period, and general market conditions, that the value of the Company's rental properties held for use may be impaired.

The principal considerations for our determination that performing procedures relating to the assessment of indicators of impairment for rental property held for use, net is a critical audit matter are (i) the significant judgment by management in assessing whether there are any indicators that the value of the Company's rental properties held for use may be impaired and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management's assessment of indicators of impairment related to property operating performance, changes in anticipated holding period, and general market conditions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's assessment of indicators of impairment for rental properties held for use. These procedures also included, among others (i) testing management's process for assessing whether there are any indicators that the value of the Company's rental properties held for use may be impaired; (ii) testing the completeness and accuracy of the underlying data used in management's assessment of indicators of impairment; and (iii) evaluating the reasonableness of management's assessment of indicators of impairment related to property operating performance, changes in anticipated holding period, and general market conditions. Evaluating property operating performance involved considering current and past performance of the properties. Evaluating the anticipated holding period involved considering management's intent with respect to holding or disposing of the properties. Evaluating the general market conditions involved considering changes in market conditions and evidence obtained in other areas of the audit.

/s/ PricewaterhouseCoopers LLP
New York, New York
February 24, 2025

We have served as the Company's auditor since 1994.

.

Report of Independent Registered Public Accounting Firm

To the Partners of Veris Residential, L.P.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Veris Residential, L.P. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations, of comprehensive income (loss), of changes in equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes and financial statement schedule listed in the index appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of Indicators of Impairment for Rental Property Held for Use, Net

As described in Note 2 to the consolidated financial statements, the Company's rental property held for use, net was $2.8 billion as of December 31, 2024. On a periodic basis, management assesses whether there are any indicators, including property operating performance, changes in anticipated holding period, and general market conditions, that the value of the Company's rental properties held for use may be impaired.

The principal considerations for our determination that performing procedures relating to the assessment of indicators of impairment for rental property held for use, net is a critical audit matter are (i) the significant judgment by management in assessing whether there are any indicators that the value of the Company's rental properties held for use may be impaired and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management's assessment of indicators of impairment related to property operating performance, changes in anticipated holding period, and general market conditions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's assessment of indicators of impairment for rental properties held for use. These procedures also included, among others (i) testing management's process for assessing whether there are any indicators that the value of the Company's rental properties held for use may be impaired; (ii) testing the completeness and accuracy of the underlying data used in management's assessment of indicators of impairment; and (iii) evaluating the reasonableness of management's assessment of indicators of impairment related to property operating performance, changes in anticipated holding period, and general market conditions. Evaluating property operating performance involved considering current and past performance of the properties. Evaluating the anticipated holding period involved considering management's intent with respect to holding or disposing of the properties. Evaluating the general market conditions involved considering changes in market conditions and evidence obtained in other areas of the audit.

/s/ PricewaterhouseCoopers LLP
New York, New York
February 24, 2025

We have served as the Company's auditor since 1998.

VERIS RESIDENTIAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS *(in thousands, except per share amounts)*

ASSETS	December 31, 2024	December 31, 2023
Rental property		
Land and leasehold interests	$ 458,946	$ 474,499
Buildings and improvements	2,634,321	2,782,468
Tenant improvements	14,784	30,908
Furniture, fixtures and equipment	112,201	103,613
	3,220,252	3,391,488
Less – accumulated depreciation and amortization	(432,531)	(443,781)
	2,787,721	2,947,707
Real estate held for sale, net	7,291	58,608
Net investment in rental property	2,795,012	3,006,315
Cash and cash equivalents	7,251	28,007
Restricted cash	17,059	26,572
Investments in unconsolidated joint ventures	111,301	117,954
Unbilled rents receivable, net	2,253	5,500
Deferred charges and other assets, net	48,476	53,956
Accounts receivable	1,375	2,742
Total assets	$ 2,982,727	$ 3,241,046
LIABILITIES AND EQUITY		
Revolving credit facility and term loans	$ 348,839	$ —
Mortgages, loans payable and other obligations, net	1,323,474	1,853,897
Dividends and distributions payable	8,533	5,540
Accounts payable, accrued expenses and other liabilities	42,744	55,492
Rents received in advance and security deposits	11,512	14,985
Accrued interest payable	5,262	6,580
Total liabilities	1,740,364	1,936,494
Commitments and contingencies		
Redeemable noncontrolling interests	9,294	24,999
Equity:		
Veris Residential, Inc. stockholders' equity:		
Common stock, $0.01 par value, 190,000,000 shares authorized, 92,912,253 and 92,229,424 shares outstanding	929	922
Additional paid-in capital	2,564,495	2,553,060
Dividends in excess of net earnings	(1,466,187)	(1,418,312)
Accumulated other comprehensive income (loss)	154	1,808
Total Veris Residential, Inc. stockholders' equity	1,099,391	1,137,478
Noncontrolling interests in subsidiaries:		
Operating Partnership	102,588	107,206
Consolidated joint ventures	31,090	34,869
Total noncontrolling interests in subsidiaries	133,678	142,075
Total equity	1,233,069	1,279,553
Total liabilities and equity	$ 2,982,727	$ 3,241,046

The accompanying notes are an integral part of these consolidated financial statements.

VERIS RESIDENTIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS *(in thousands, except per share amounts)*

			Year Ended December 31,	
REVENUES		2024	2023	2022
Revenue from leases	$	245,690 $	235,117 $	188,180
Management fees		3,338	3,868	3,581
Parking income		15,463	15,498	13,558
Other income		6,583	5,812	8,036
Total revenues		271,074	260,295	213,355
EXPENSES				
Real estate taxes		37,424	34,687	33,995
Utilities		8,151	7,700	7,018
Operating services		48,239	50,769	47,200
Property management		17,247	14,188	10,549
General and administrative		39,059	44,443	55,919
Transaction-related costs		1,565	7,627	3,468
Depreciation and amortization		82,774	86,235	77,903
Land and other impairments, net		2,619	9,324	9,368
Total expenses		237,078	254,973	245,420
OTHER (EXPENSE) INCOME				
Interest expense		(87,976)	(89,355)	(66,381)
Interest cost of mandatorily redeemable noncontrolling interests		—	(49,782)	—
Interest and other investment income		2,366	5,515	729
Equity in earnings (loss) of unconsolidated joint ventures		3,934	3,102	1,200
Gain (loss) on disposition of developable land		11,515	7,068	57,262
Gain (loss) on sale of unconsolidated joint venture interests		6,946	—	—
Gain (loss) from extinguishment of debt, net		(777)	(5,606)	(129)
Other income (expense), net		(701)	2,871	—
Total other income (expense), net		(64,693)	(126,187)	(7,319)
Income (loss) from continuing operations before income tax expense		(30,697)	(120,865)	(39,384)
Provision for income taxes		(276)	(492)	—
Income (loss) from continuing operations after income tax expense		(30,973)	(121,357)	(39,384)
Discontinued operations:				
Income (loss) from discontinued operations		862	(32,686)	(64,854)
Realized gains (losses) and unrealized gains (losses) on disposition of rental property and impairments, net		3,447	41,682	69,353
Total discontinued operations, net		4,309	8,996	4,499
Net income (loss)		(26,664)	(112,361)	(34,885)
Noncontrolling interests in consolidated joint ventures		1,924	2,319	3,079
Noncontrolling interests in Operating Partnership of loss (income) from continuing operations		2,531	11,174	5,688
Noncontrolling interests in Operating Partnership in discontinued operations		(371)	(779)	(414)
Redeemable noncontrolling interests		(540)	(7,618)	(25,534)
Net income (loss) available to common shareholders	$	(23,120) $	(107,265) $	(52,066)
Basic earnings per common share:				
Income (loss) from continuing operations	$	(0.29) $	(1.31) $	(0.68)
Discontinued operations		0.04	0.09	0.05
Net income (loss) available to common shareholders	$	(0.25) $	(1.22) $	(0.63)
Diluted earnings per common share:				
Income (loss) from continuing operations	$	(0.29) $	(1.31) $	(0.68)
Discontinued operations		0.04	0.09	0.05
Net income (loss) available to common shareholders	$	(0.25) $	(1.22) $	(0.63)
Basic weighted average shares outstanding		92,695	91,883	91,046
Diluted weighted average shares outstanding		101,381	100,812	100,265

The accompanying notes are an integral part of these consolidated financial statements.

VERIS RESIDENTIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) *(in thousands)*

		Year Ended December 31,		
		2024	2023	2022
Net income (loss)	$	(26,664) $	(112,361) $	(34,885)
Other comprehensive income (loss):				
Net unrealized (loss) gain on derivative instruments for interest rate caps		(1,809)	(2,375)	4,366
Comprehensive income (loss)	$	(28,473) $	(114,736) $	(30,519)
Comprehensive loss (income) attributable to noncontrolling interests in consolidated joint ventures		1,924	2,319	3,079
Comprehensive loss (income) attributable to redeemable noncontrolling interests		(540)	(7,618)	(25,534)
Comprehensive loss (income) attributable to noncontrolling interests in Operating Partnership		2,315	10,601	4,876
Comprehensive income (loss) attributable to common shareholders	$	(24,774) $	(109,434) $	(48,098)

The accompanying notes are an integral part of these consolidated financial statements.

VERIS RESIDENTIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY *(in thousands)*

	Common Stock		Additional Paid-In Capital	Dividends in Excess of Net Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests in Subsidiaries	Total Equity
	Shares	Par Value					
Balance at January 1, 2022	90,948 $	909 $	2,530,383	$ (1,249,319) $	9 $	167,436 $	1,449,418
Net income (loss)	—	—	—	(52,066)	—	17,181	(34,885)
Common unit distributions	—	—	—	—	—	218	218
Redeemable noncontrolling interests	—	—	(5,475)	—	—	(26,082)	(31,557)
Change in noncontrolling interests in consolidated joint ventures	—	—	—	—	—	239	239
Redemption of common units for common stock	12	—	161	—	—	(161)	—
Redemption of common units	—	—	—	—	—	(1,826)	(1,826)
Shares issued under Dividend Reinvestment and Stock Purchase Plan	2	—	23	—	—	—	23
Directors' deferred compensation plan	—	—	440	—	—	—	440
Stock compensation	231	2	9,926	—	—	3,839	13,767
Cancellation of restricted shares	(51)	—	(866)	—	—	—	(866)
Other comprehensive income (loss)	—	—	—	—	3,968	398	4,366
Rebalancing of ownership percentage between parent and subsidiaries	—	—	(2,410)	—	—	2,410	—
Balance at December 31, 2022	91,142 $	911 $	2,532,182	$ (1,301,385) $	3,977 $	163,652 $	1,399,337
Net income (loss)	—	—	—	(107,265)	—	(5,096)	(112,361)
Shares issued under ATM Program, net	—	—	(540)	—	—	—	(540)
Common stock dividends	—	—	—	(9,662)	—	—	(9,662)
Common unit distributions	—	—	—	—	—	(891)	(891)
Redeemable noncontrolling interests	—	—	(4,516)	—	—	(8,079)	(12,595)
Change in noncontrolling interests in consolidated joint ventures	—	—	(530)	—	—	(355)	(885)
Redemption of common units for common stock	821	8	11,363	—	—	(11,371)	—
Redemption of common units	—	—	—	—	—	(142)	(142)
Shares issued under Dividend Reinvestment and Stock Purchase Plan	—	—	4	—	—	—	4
Directors' deferred compensation plan	21	—	394	—	—	—	394
Stock compensation	284	3	19,386	—	—	487	19,876
Cancellation of restricted shares	(39)	—	(607)	—	—	—	(607)
Other comprehensive income (loss)	—	—	—	—	(2,169)	(206)	(2,375)
Rebalancing of ownership percentage between parent and subsidiaries	—	—	(4,076)	—	—	4,076	—
Balance at December 31, 2023	92,229 $	922 $	2,553,060	$ (1,418,312) $	1,808 $	142,075 $	1,279,553
Net income (loss)	—	—	—	(23,120)	—	(3,544)	(26,664)
Shares issued under ATM Program, net	134	1	1,764	—	—	—	1,765
Common stock dividends	—	—	—	(24,755)	—	—	(24,755)
Common unit distributions	—	—	—	—	—	(2,290)	(2,290)
Redeemable noncontrolling interests	—	—	—	—	—	(540)	(540)
Change in noncontrolling interests in consolidated joint ventures	—	—	—	—	—	(1,852)	(1,852)
Redemption of common units for common stock	22	—	268	—	—	(268)	—
Shares issued under Dividend Reinvestment and Stock Purchase Plan	—	—	11	—	—	—	11
Directors' deferred compensation plan	—	—	394	—	—	—	394
Stock compensation	794	8	13,251	—	—	—	13,259
Cancellation of restricted shares	(267)	(2)	(4,001)	—	—	—	(4,003)
Other comprehensive income (loss)	—	—	—	—	(1,654)	(155)	(1,809)
Rebalancing of ownership percentage between parent and subsidiaries	—	—	(252)	—	—	252	—
Balance at December 31, 2024	92,912 $	929 $	2,564,495	$ (1,466,187) $	154 $	133,678 $	1,233,069

The accompanying notes are an integral part of these consolidated financial statements.

VERIS RESIDENTIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS *(in thousands)*

		December 31,			
CASH FLOWS FROM OPERATING ACTIVITIES		2024		2023	2022
Net income (loss)	$	(26,664)	$	(112,361) $	(34,885)
Net loss (income) from discontinued operations		(4,309)		(8,996)	(4,499)
Net income (loss) from continuing operations		(30,973)		(121,357)	(39,384)
Adjustments to reconcile net income (loss) to net cash provided by					
Operating activities:					
Depreciation and amortization, including related intangible assets		82,744		86,156	77,860
Amortization of directors deferred compensation stock units		394		394	440
Amortization of stock compensation		13,171		19,876	13,767
Amortization of deferred financing costs and derivative premiums		10,587		4,416	4,394
Equity in (earnings) loss of unconsolidated joint ventures		(3,934)		(3,102)	(1,200)
Distributions of cumulative earnings from unconsolidated joint ventures		—		—	13
(Gain) loss on disposition of developable land		(11,515)		(7,068)	(57,262)
Land and other impairments, net		2,619		9,324	9,368
(Gain) loss from sale of investment in unconsolidated joint venture		(6,946)		—	—
(Gain) loss from extinguishment of debt		777		5,606	129
Gain on insurance proceeds		—		(2,871)	—
Interest cost of mandatorily redeemable noncontrolling interests		—		49,782	—
Changes in operating assets and liabilities:					
Decrease (Increase) in unbilled rents receivable, net		(695)		1,755	3,078
Decrease (Increase) in deferred charges and other assets		5,030		3,075	(4,695)
Decrease (Increase) in accounts receivable, net		165		(62)	(36)
(Decrease) Increase in accounts payable, accrued expenses and other liabilities		(5,487)		(4,114)	1,921
(Decrease) Increase in rents received in advance and security deposits		(326)		633	3,131
(Decrease) Increase in accrued interest payable		(1,318)		42	2,152
Net cash flows provided by (used in) operating activities - continuing operations		54,293		42,485	13,676
Net cash flows provided by (used in) operating activities - discontinued operations		(1,965)		3,055	52,778
Net cash provided by (used in) operating activities	$	52,328	$	45,540 $	66,454
CASH FLOWS FROM INVESTING ACTIVITIES					
Rental property acquisitions and related intangibles	$	—	$	— $	(130,500)
Rental property additions and improvements		(18,369)		(12,400)	(16,619)
Development of rental property and other related costs		(6,143)		(8,395)	(45,817)
Proceeds from the sales of rental property and developable land		88,962		23,035	153,015
Proceeds from the sale of investments in unconsolidated joint ventures		6,095		—	—
Repayment of notes receivable		32		1,303	2,926
Investment in unconsolidated joint ventures		(276)		(762)	(162)
Distributions in excess of cumulative earnings from unconsolidated joint ventures		12,419		12,068	13,132
Proceeds from insurance settlements		—		3,812	—
Other investing activities		250		1,030	—
Net cash provided by (used in) investing activities - continuing operations		82,970		19,691	(24,025)
Net cash provided by (used in) investing activities - discontinued operations		79,081		559,959	244,113
Net cash provided by (used in) investing activities	$	162,051	$	579,650 $	220,088

CASH FLOW FROM FINANCING ACTIVITIES

Borrowings from revolving credit facility	$ 174,000 $	81,000 $	102,000
Repayment of revolving credit facility	(22,000)	(81,000)	(250,000)
Borrowings from term loans	200,000	115,000	—
Repayment of term loans	—	(115,000)	—
Proceeds from mortgages and loans payable	—	399,561	154,720
Repayment of mortgages, loans payable and other obligations	(535,017)	(442,066)	(245,522)
Redemption of redeemable noncontrolling interests, net	(15,700)	(535,488)	(12,000)
Payment of early debt extinguishment costs	—	(255)	(5,140)
Common unit redemptions	—	(142)	(2,692)
Payment of financing costs and derivative premiums, net	(17,255)	(16,158)	(6,037)
Contributions from noncontrolling interests	203	84	24
Distributions to noncontrolling interests	(2,055)	(409)	—
Distributions to redeemable noncontrolling interests	(545)	(17,121)	(25,640)
Payment of common dividends and distributions	(24,052)	(5,123)	(61)
Share issuance proceeds (costs), net	1,765	(540)	—
Other financing activities	(3,992)	(603)	—
Net cash provided by (used in) financing activities	$ (244,648) $	(618,260) $	(290,348)
Net increase (decrease) in cash and cash equivalents	$ (30,269) $	6,930 $	(3,806)
Cash, cash equivalents and restricted cash, beginning of period (1)	54,579	47,649	51,455
Cash, cash equivalents and restricted cash, end of period (2)	$ 24,310 $	54,579 $	47,649

(1)   Includes Restricted Cash of $26,572, $20,867 and $19,701 as of December 31, 2023, 2022 and 2021, respectively.
(2)   Includes Restricted Cash of $17,059, $26,572 and $20,867 as of December 31, 2024, 2023 and 2022, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

VERIS RESIDENTIAL, L.P. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS *(in thousands, except per unit amounts)*

ASSETS		December 31, 2024		December 31, 2023
Rental property				
Land and leasehold interests	$	458,946	$	474,499
Buildings and improvements		2,634,321		2,782,468
Tenant improvements		14,784		30,908
Furniture, fixtures and equipment		112,201		103,613
		3,220,252		3,391,488
Less – accumulated depreciation and amortization		(432,531)		(443,781)
		2,787,721		2,947,707
Real estate held for sale, net		7,291		58,608
Net investment in rental property		2,795,012		3,006,315
Cash and cash equivalents		7,251		28,007
Restricted cash		17,059		26,572
Investments in unconsolidated joint ventures		111,301		117,954
Unbilled rents receivable, net		2,253		5,500
Deferred charges and other assets, net		48,476		53,956
Accounts receivable		1,375		2,742
Total assets	$	2,982,727	$	3,241,046
LIABILITIES AND EQUITY				
Revolving credit facility and term loans	$	348,839	$	—
Mortgages, loans payable and other obligations, net		1,323,474		1,853,897
Dividends payable		8,533		5,540
Accounts payable, accrued expenses and other liabilities		42,744		55,492
Rents received in advance and security deposits		11,512		14,985
Accrued interest payable		5,262		6,580
Total liabilities		1,740,364		1,936,494
Commitments and contingencies				
Redeemable noncontrolling interests		9,294		24,999
Partners' Capital:				
General Partner, 92,912,253 and 92,229,424 common units outstanding		1,035,795		1,071,973
Limited partners, 8,672,247 and 8,692,561 common units/LTIPs outstanding		166,030		170,903
Accumulated other comprehensive income (loss)		154		1,808
Total Veris Residential, L.P. partners' capital		1,201,979		1,244,684
Noncontrolling interests in consolidated joint ventures		31,090		34,869
Total equity		1,233,069		1,279,553
Total liabilities and equity	$	2,982,727	$	3,241,046

The accompanying notes are an integral part of these consolidated financial statements.

VERIS RESIDENTIAL, L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS *(in thousands, except per unit amounts)*

		Year Ended December 31,	
REVENUES	2024	2023	2022
Revenue from leases	$ 245,690 $	235,117 $	188,180
Management fees	3,338	3,868	3,581
Parking income	15,463	15,498	13,558
Other income	6,583	5,812	8,036
Total revenues	271,074	260,295	213,355
EXPENSES			
Real estate taxes	37,424	34,687	33,995
Utilities	8,151	7,700	7,018
Operating services	48,239	50,769	47,200
Property management	17,247	14,188	10,549
General and administrative	39,059	44,443	55,919
Transaction-related costs	1,565	7,627	3,468
Depreciation and amortization	82,774	86,235	77,903
Land and other impairments, net	2,619	9,324	9,368
Total expenses	237,078	254,973	245,420
OTHER (EXPENSE) INCOME			
Interest expense	(87,976)	(89,355)	(66,381)
Interest cost of mandatorily redeemable noncontrolling interests	—	(49,782)	—
Interest and other investment income	2,366	5,515	729
Equity in earnings (loss) of unconsolidated joint ventures	3,934	3,102	1,200
Gain (loss) on disposition of developable land	11,515	7,068	57,262
Gain (loss) on sale of unconsolidated joint venture interests	6,946	—	—
Gain (loss) from extinguishment of debt, net	(777)	(5,606)	(129)
Other income (expense), net	(701)	2,871	—
Total other income (expense), net	(64,693)	(126,187)	(7,319)
Income (loss) from continuing operations before income tax expense	(30,697)	(120,865)	(39,384)
Provision for income taxes	(276)	(492)	—
Income (loss) from continuing operations after income tax expense	(30,973)	(121,357)	(39,384)
Discontinued operations:			
Income (loss) from discontinued operations	862	(32,686)	(64,854)
Realized gains (losses) and unrealized gains (losses) on disposition of rental property and impairments, net	3,447	41,682	69,353
Total discontinued operations, net	4,309	8,996	4,499
Net income (loss)	(26,664)	(112,361)	(34,885)
Noncontrolling interests in consolidated joint ventures	1,924	2,319	3,079
Redeemable noncontrolling interests	(540)	(7,618)	(25,534)
Net income (loss) available to common unitholders	$ (25,280) $	(117,660) $	(57,340)
Basic earnings per common unit:			
Income (loss) from continuing operations	$ (0.29) $	(1.31) $	(0.68)
Discontinued operations	0.04	0.09	0.05
Net income (loss) available to common unitholders	$ (0.25) $	(1.22) $	(0.63)
Diluted earnings per common unit:			
Income (loss) from continuing operations	$ (0.29) $	(1.31) $	(0.68)
Discontinued operations	0.04	0.09	0.05
Net income (loss) available to common unitholders	$ (0.25) $	(1.22) $	(0.63)
Basic weighted average units outstanding	101,381	100,812	100,265
Diluted weighted average units outstanding	101,381	100,812	100,265

The accompanying notes are an integral part of these consolidated financial statements.

VERIS RESIDENTIAL, L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) *(in thousands)*

	Year Ended December 31,		
	2024	2023	2022
Net income (loss)	$ (26,664)	$ (112,361)	$ (34,885)
Other comprehensive income (loss):			
Net unrealized (loss) gain on derivative instruments for interest rate caps	(1,809)	(2,375)	4,366
Comprehensive income (loss)	$ (28,473)	$ (114,736)	$ (30,519)
Comprehensive loss (income) attributable to noncontrolling interests in consolidated joint ventures	1,924	2,319	3,079
Comprehensive loss (income) attributable to redeemable noncontrolling interests	(540)	(7,618)	(25,534)
Comprehensive income (loss) attributable to common unitholders	$ (27,089)	$ (120,035)	$ (52,974)

The accompanying notes are an integral part of these consolidated financial statements.

VERIS RESIDENTIAL, L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY *(in thousands)*

	General Partner Common Units	Limited Partner Common Units/ Vested LTIP Units	General Partner Common Unitholders	Limited Partner Common Unitholders	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest in Consolidated Joint Ventures	Total Equity
Balance at January 1, 2022	90,948	9,013	$ 1,211,790	$ 197,236	$ 9	$ 40,383	$ 1,449,418
Net (loss) income	—	—	(52,066)	(5,274)	—	22,455	(34,885)
Units Distributions	—	—	—	218	—	—	218
Redeemable noncontrolling interests	—	—	(5,475)	(548)	—	(25,534)	(31,557)
Change in noncontrolling interests in consolidated joint ventures	—	—	—	—	—	239	239
Redemption of limited partner common units for shares of general partner common units	12	(12)	161	(161)	—	—	—
Vested LTIP Units	—	410	—	—	—	—	—
Redemption of limited partners common units	—	(110)	—	(1,826)	—	—	(1,826)
Shares issued under Dividend Reinvestment and Stock Purchase Plan	2	—	23	—	—	—	23
Directors' deferred compensation plan	—	—	440	—	—	—	440
Other comprehensive income (loss)	—	—	—	398	3,968	—	4,366
Stock compensation	231	—	9,928	3,839	—	—	13,767
Cancellation of restricted shares	(51)	—	(866)	—	—		(866)
Balance at December 31, 2022	91,142	9,301	$ 1,163,935	$ 193,882	$ 3,977	$ 37,543	$ 1,399,337
Net (loss) income	—	—	(107,265)	(10,395)	—	5,299	(112,361)
Shares issued under ATM Program, net	—	—	(540)	—	—	—	(540)
Units Distributions	—	—	(9,662)	(891)	—	—	(10,553)
Redeemable noncontrolling interests	—	—	(4,516)	(461)	—	(7,618)	(12,595)
Change in noncontrolling interests in consolidated joint ventures	—	—	(530)	—	—	(355)	(885)
Redemption of limited partner common units for shares of general partner common units	821	(821)	11,371	(11,371)	—	—	—
Vested LTIP Units	—	221	—	—	—	—	—
Redemption of limited partners common units	—	(8)	—	(142)	—	—	(142)
Shares issued under Dividend Reinvestment and Stock Purchase Plan	—	—	4	—	—	—	4
Directors' deferred compensation plan	21	—	394	—	—	—	394
Other comprehensive income (loss)	—	—	—	(206)	(2,169)	—	(2,375)
Stock compensation	284	—	19,389	487	—	—	19,876
Cancellation of restricted shares	(39)	—	(607)	—	—		(607)
Balance at December 31, 2023	92,229	8,693	$ 1,071,973	$ 170,903	$ 1,808	$ 34,869	$ 1,279,553
Net (loss) income	—	—	(23,120)	(2,160)	—	(1,384)	(26,664)
Shares issued under ATM Program, net	134	—	1,765	—	—	—	1,765
Units Distributions	—	—	(24,755)	(2,290)	—	—	(27,045)
Redeemable noncontrolling interests	—	—	—	—	—	(540)	(540)
Change in noncontrolling interests in consolidated joint ventures	—	—	—	—	—	(1,855)	(1,855)
Vested LTIP Units	—	1	—	—	—	—	—
Redemption of limited partners common units	22	(22)	268	(268)	—	—	—
Shares issued under Dividend Reinvestment and Stock Purchase Plan	—	—	11	—	—	—	11
Directors' deferred compensation plan	—	—	394	—	—	—	394
Other comprehensive income (loss)	—	—	—	(155)	(1,654)	—	(1,809)
Stock compensation	794	—	13,262	—	—	—	13,262
Cancellation of restricted shares	(267)	—	(4,003)	—	—	—	(4,003)
Balance at December 31, 2024	92,912	8,672	$ 1,035,795	$ 166,030	$ 154	$ 31,090	$ 1,233,069

The accompanying notes are an integral part of these consolidated financial statements.

VERIS RESIDENTIAL, L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS *(in thousands)*

		December 31,		
CASH FLOWS FROM OPERATING ACTIVITIES		2024	2023	2022
Net income (loss)	$	(26,664) $	(112,361) $	(34,885)
Net loss (income) from discontinued operations		(4,309)	(8,996)	(4,499)
Net income (loss) from continuing operations		(30,973)	(121,357)	(39,384)
Adjustments to reconcile net income (loss) to net cash provided by				
Operating activities:				
Depreciation and amortization, including related intangible assets		82,744	86,156	77,860
Amortization of directors deferred compensation stock units		394	394	440
Amortization of stock compensation		13,171	19,876	13,767
Amortization of deferred financing costs and derivative premiums		10,587	4,416	4,394
Equity in (earnings) loss of unconsolidated joint ventures		(3,934)	(3,102)	(1,200)
Distributions of cumulative earnings from unconsolidated joint ventures		—	—	13
(Gain) loss on disposition of developable land		(11,515)	(7,068)	(57,262)
Land and other impairments, net		2,619	9,324	9,368
(Gain) loss from sale of investment in unconsolidated joint venture		(6,946)	—	—
(Gain) loss from extinguishment of debt		777	5,606	129
Gain on insurance proceeds		—	(2,871)	—
Interest cost of mandatorily redeemable noncontrolling interests		—	49,782	—
Changes in operating assets and liabilities:				
Decrease (Increase) in unbilled rents receivable, net		(695)	1,755	3,078
Decrease (Increase) in deferred charges and other assets		5,030	3,075	(4,695)
Decrease (Increase) in accounts receivable, net		165	(62)	(36)
(Decrease) Increase in accounts payable, accrued expenses and other liabilities		(5,487)	(4,114)	1,921
(Decrease) Increase in rents received in advance and security deposits		(326)	633	3,131
(Decrease) Increase in accrued interest payable		(1,318)	42	2,152
Net cash flows provided by (used in) operating activities - continuing operations		54,293	42,485	13,676
Net cash flows provided by (used in) operating activities - discontinued operations		(1,965)	3,055	52,778
Net cash provided by (used in) operating activities	$	52,328 $	45,540 $	66,454
CASH FLOWS FROM INVESTING ACTIVITIES				
Rental property acquisitions and related intangibles	$	— $	— $	(130,500)
Rental property additions and improvements		(18,369)	(12,400)	(16,619)
Development of rental property and other related costs		(6,143)	(8,395)	(45,817)
Proceeds from the sales of rental property and developable land		88,962	23,035	153,015
Proceeds from the sale of investments in unconsolidated joint ventures		6,095	—	—
Repayment of notes receivable		32	1,303	2,926
Investment in unconsolidated joint ventures		(276)	(762)	(162)
Distributions in excess of cumulative earnings from unconsolidated joint ventures		12,419	12,068	13,132
Proceeds from insurance settlements		—	3,812	—
Other investing activities		250	1,030	—
Net cash provided by (used in) investing activities - continuing operations		82,970	19,691	(24,025)
Net cash provided by (used in) investing activities - discontinued operations		79,081	559,959	244,113
Net cash provided by (used in) investing activities	$	162,051 $	579,650 $	220,088

CASH FLOW FROM FINANCING ACTIVITIES

Borrowings from revolving credit facility	$	174,000 $	81,000 $	102,000
Repayment of revolving credit facility		(22,000)	(81,000)	(250,000)
Borrowings from term loans		200,000	115,000	—
Repayment of term loans		—	(115,000)	—
Proceeds from mortgages and loans payable		—	399,561	154,720
Repayment of mortgages, loans payable and other obligations		(535,017)	(442,066)	(245,522)
Redemption of redeemable noncontrolling interests, net		(15,700)	(535,488)	(12,000)
Payment of early debt extinguishment costs		—	(255)	(5,140)
Common unit redemptions		—	(142)	(2,692)
Payment of financing costs and derivative premiums, net		(17,255)	(16,158)	(6,037)
Contributions from noncontrolling interests		203	84	24
Distributions to noncontrolling interests		(2,055)	(409)	—
Distributions to redeemable noncontrolling interests		(545)	(17,121)	(25,640)
Payment of common dividends and distributions		(24,052)	(5,123)	(61)
Share issuance proceeds (costs), net		1,765	(540)	—
Other financing activities		(3,992)	(603)	—
Net cash provided by (used in) financing activities	$	(244,648) $	(618,260) $	(290,348)
Net increase (decrease) in cash and cash equivalents	$	(30,269) $	6,930 $	(3,806)
Cash, cash equivalents and restricted cash, beginning of period (1)		54,579	47,649	51,455
Cash, cash equivalents and restricted cash, end of period (2)	$	24,310 $	54,579 $	47,649

(1)   Includes Restricted Cash of $26,572, $20,867 and $19,701 as of December 31, 2023, 2022 and 2021, respectively.
(2)   Includes Restricted Cash of $17,059, $26,572 and $20,867 as of December 31, 2024, 2023 and 2022, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

1.   ORGANIZATION AND BASIS OF PRESENTATION

ORGANIZATION

Veris Residential, Inc., a Maryland corporation, together with its subsidiaries (collectively, the "General Partner"), is a fully-integrated, self-administered, self-managed real estate investment trust ("REIT"). The General Partner controls Veris Residential, L.P., a Delaware limited partnership, together with its subsidiaries (collectively, the "Operating Partnership"), as its sole general partner and owned a 91.5 and 91.4 percent common unit interest in the Operating Partnership as of December 31, 2024 and 2023, respectively.

The Company owns, operates and develops multifamily rental properties located primarily in the Northeast, as well as a portfolio of non-strategic land and commercial assets. Veris Residential, Inc. was incorporated on May 24, 1994.

Unless stated otherwise or the context requires, the "Company" refers to the General Partner and its subsidiaries, including the Operating Partnership and its subsidiaries.

As of December 31, 2024, the Company owned or had interests in 22 multifamily rental properties as well as non-core assets comprised of three parking/retail properties, plus developable land (collectively, the "Properties"). The Properties are comprised of: (a) 19 wholly-owned or Company-controlled properties, comprised of 16 multifamily properties, three non-core assets, plus developable land and (b) six multifamily properties and one developable land parcel owned by unconsolidated joint ventures in which the Company has investment interests.

BASIS OF PRESENTATION

The accompanying consolidated financial statements reflect all accounts of the Company, including its controlled subsidiaries, which consist principally of the Operating Partnership and variable interest entities for which the Company has determined itself to be the primary beneficiary, if any. The portions of equity in consolidated subsidiaries that are not attributable, directly or indirectly, to us are presented as noncontrolling interests. See Note 2: Significant Accounting Policies – Investments in Unconsolidated Joint Ventures, for the Company's treatment of unconsolidated joint venture interests. Intercompany accounts and transactions have been eliminated.

The Company consolidates variable interest entities ("VIEs") in which it is considered to be the primary beneficiary. VIEs are entities in which the equity investors do not have sufficient equity at risk to finance their endeavors without additional financial support or that the holders of the equity investment at risk do not have a controlling financial interest. The primary beneficiary is defined by the entity having both of the following characteristics: (1) the power to direct the activities of a VIE that most significantly impact the VIE's economic performance; and (2) the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE. The Company continuously assesses its determination of the primary beneficiary for each entity and assesses reconsideration events that may cause a change in the original determinations. The Operating Partnership is considered a VIE of the parent company, Veris Residential, Inc. As the Operating Partnership is already consolidated in the balance sheets of Veris Residential, Inc., this has no impact on the consolidated financial statements of Veris Residential, Inc.

As of December 31, 2024 and 2023, the Company's investments in consolidated real estate joint ventures, which are variable interest entities in which the Company is deemed to be the primary beneficiary, other than Veris Residential Partners, L.P., have total real estate assets of $442.4 million and $449.8 million, respectively, other assets of $5.6 million and $6.7 million, respectively, mortgages of $284.1 million and $285.2 million, respectively, and other liabilities of $15.2 million and $14.7 million, respectively.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain reclassifications have been made to prior period amounts in order to conform with current period presentation, primarily related to classification of certain properties as discontinued operations.

Effective September 30, 2024, the Company revised the terminology used for certain financial statement line items to better align with its operational activities and provide a clearer representation of the nature of its business. The Company has renamed financial statement line items "Real estate services" and "Real estate services expenses" on the Consolidated Statements of Operations as "Management fees" and "Property management," respectively. The change in terminology does not impact the amounts reported in the financial statements. Comparative periods have been renamed to reflect this change for consistency.

During the year ended December 31, 2023, the Company identified and recorded out-of-period adjustments related to stock-based compensation expenses incurred in prior years. These adjustments were deemed not material to our consolidated financial statements for any periods presented resulting in an increase of $2.9 million and $0.6 million in General and Administrative and Operating Services, respectively, with a corresponding increase of Additional paid-in capital.

2.   SIGNIFICANT ACCOUNTING POLICIES

Rental Property

Rental properties are reported at cost less accumulated depreciation and amortization. Costs directly related to the acquisition, development and construction of rental properties are capitalized. Where an acquisition has been determined to be an asset acquisition, acquisition-related transaction costs are capitalized. Capitalized development and construction costs include pre-construction costs essential to the development of the property, development and construction costs, interest, property taxes, insurance, salaries and other project costs incurred during the period of development. Capitalized development and construction salaries and related costs approximated $0.8 million, $0.7 million and $1.5 million for the years ended December 31, 2024, 2023 and 2022, respectively. Ordinary repairs and maintenance are expensed as incurred; major replacements and improvements, which enhance or extend the life of the asset, are capitalized and depreciated over their estimated useful lives.

The Company considers a construction project as substantially completed and held available for occupancy upon the substantial completion of improvements, but no later than one year from cessation of major construction activity (as distinguished from activities such as routine maintenance and cleanup). If portions of a rental project are substantially completed and occupied by tenants or residents, or held available for occupancy, and other portions have not yet reached that stage, the substantially completed portions are accounted for as a separate project. The Company allocates costs incurred between the portions under construction and the portions substantially completed and held available for occupancy, primarily based on a percentage of the relative commercial square footage or multifamily units of each portion, and capitalizes only those costs associated with the portion under construction.

Properties are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Leasehold interests	Remaining lease term
Buildings and improvements	5 to 40 years
Tenant improvements	The shorter of the term of the related lease or useful life
Furniture, fixtures and equipment	5 to 10 years

Upon acquisition of rental property, the Company estimates the fair value of acquired tangible assets, consisting of land, building and improvements, and identified intangible assets and liabilities assumed, generally consisting of the fair value of (i) above and below-market leases, (ii) in-place leases and (iii) tenant relationships. For asset acquisitions, the Company allocates the purchase price to the assets acquired and liabilities assumed based on their relative fair values. The Company records goodwill or a gain on bargain purchase (if any) if the net assets acquired/liabilities assumed differ from the purchase consideration of a business combination transaction.

In estimating the fair value of the tangible and intangible assets acquired, the Company considers information obtained about each property as a result of its due diligence and marketing and leasing activities, and uses various valuation methods, such as estimated cash flow projections utilizing appropriate discount and capitalization rates, estimates of replacement costs net of depreciation, and available market information. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant.

Above-market and below-market lease values for acquired properties are initially recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) management's estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the remaining initial term plus the term of any below-market fixed rate renewal options for below-market leases. The capitalized above-market lease values for acquired properties are amortized as a reduction of base rental revenue over the remaining terms of the respective leases, and the capitalized below-market lease values are amortized as an increase to base rental revenue over the remaining initial terms plus the terms of any below-market fixed rate renewal options of the respective leases.

Other intangible assets acquired include amounts for in-place lease values, which are based on management's evaluation of the specific characteristics of each tenant's lease. Factors to be considered by management in its analysis of in-place lease values include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, management considers leasing commissions, legal and other related expenses. The values of in-place leases are amortized to expense over the remaining initial terms of the respective leases.

On a periodic basis, management assesses whether there are any indicators, including property operating performance, changes in anticipated holding period, and general market conditions, that the value of the Company's rental properties held for use may be impaired. A property's value is considered impaired when the expected undiscounted cash flows for a property are less than its carrying value. If there are different potential outcomes for a property, the Company will take a probability weighted approach to estimating future cash flows. To the extent impairment has occurred, the impairment loss is measured as the excess of the carrying value of the property over the estimated fair value of the property. Estimated fair values which are based on discounted cash flow models include all estimated cash inflows and outflows over a specified holding period. Capitalization rates and discount rates utilized in these models are based upon unobservable rates that the Company believes to be within a reasonable range of current market rates. In addition, such cash flow models consider factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. To the extent impairment has occurred, the carrying value of the property would be adjusted to an amount to reflect the estimated fair value of the property.

Real Estate Held for Sale and Discontinued Operations

The Company generally considers assets (as identified by their disposal groups) to be held for sale when the transaction has received appropriate corporate authority, it is probable that the disposition will occur within one year and there are no significant contingencies relating to a sale. When assets are identified by management as held for sale, the Company discontinues depreciating the assets and estimates the fair value. If the fair value of the assets, less estimated cost to sell, is less than the carrying value of the assets, an adjustment to the carrying value would be recognized and recorded within the Unrealized gains (losses) on disposition of rental property to reflect the estimated fair value of the assets. The Company will continue to review the property for subsequent changes in the fair value, and may recognize an additional impairment charge, if warranted.

The Company classifies assets held for sale or sold as discontinued operations if the disposal groups represent a strategic shift that will have a major effect on the Company's operations and financial results. For any disposals qualifying as discontinued operations, the assets and their results are presented in discontinued operations in the financial statements for all periods presented. See Note 7: Discontinued Operations.

Investments in Unconsolidated Joint Ventures

The Company accounts for its investments in unconsolidated joint ventures under the equity method of accounting. The Company applies the equity method by initially recording these investments at cost, as Investments in Unconsolidated Joint Ventures, subsequently adjusted for equity in earnings and cash contributions and distributions.

The outside basis portion of the Company's joint ventures is amortized over the anticipated useful lives of the underlying ventures' tangible and intangible assets acquired and liabilities assumed. Generally, the Company would discontinue applying the equity method when the investment (and any advances) is reduced to zero and would not provide for additional losses unless the Company has guaranteed obligations of the venture or is otherwise committed to providing further financial support for the investee. If the venture subsequently generates income, the Company only recognizes its share of such income to the extent it exceeds its share of previously unrecognized losses. If the venture subsequently makes distributions and the Company does not have an implied or actual commitment to support the operations of the venture, the Company will not record a basis less than zero, rather such amounts will be recorded as equity in earnings of unconsolidated joint ventures.

On a periodic basis, management assesses whether there are any indicators, including the underlying investment property operating performance and general market conditions, that the value of the Company's investments in unconsolidated joint ventures may be impaired. An investment is impaired only if management's estimate of the fair value of the investment is less than the carrying value of the investment, and such decline in value is deemed to be other than temporary. To the extent impairment has occurred, the loss shall be measured as the excess of the carrying value of the investment over the estimated fair value of the investment. Estimated fair values which are based on discounted cash flow models include all estimated cash inflows and outflows over a specified holding period. Capitalization rates and discount rates utilized in these models are based upon unobservable rates that the Company believes to be within a reasonable range of current market rates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and highly liquid investments with an original maturity of three months or less when purchased. The Company deposits cash with high quality financial institutions. Deposits in the U.S. are guaranteed by the Federal Deposit Insurance Company ("FDIC"). Although the Company bears risk to amounts in excess of those insured, losses are not anticipated.

Deferred Financing Costs

Costs incurred in obtaining financing are capitalized and amortized over the term of the related indebtedness. Deferred financing costs are presented in the balance sheet as a direct deduction from the carrying value of the debt liability to which they relate, except deferred financing costs related to the revolving credit facility, which are presented in Deferred charges and other assets, net. In all cases, amortization of such costs is included in interest expense and was $6.1 million, $4.4 million and $4.8 million for each of the years ended December 31, 2024, 2023 and 2022, respectively. If a financing obligation is extinguished early, any unamortized deferred financing costs are written off and included in gain (loss) from extinguishment of debt. Losses from extinguishment of debt, net, included $0.8 million, $5.6 million and $7.4 million for the years ended December 31, 2024, 2023 and 2022, respectively, of unamortized deferred financing costs.

Deferred Leasing Costs

Costs incurred in connection with successfully executed retail leases are capitalized and amortized on a straight-line basis over the terms of the related leases and included in depreciation and amortization. Unamortized deferred leasing costs are charged to amortization expense upon early termination of the lease.

Derivative Instruments

The Company measures derivative instruments, including certain derivative instruments embedded in other contracts, if any, at fair value and records them as an asset or liability, depending on the Company's rights or obligations under the applicable derivative contract. For derivatives designated as cash flow hedges, the effective portions of the derivative are reported in other comprehensive income ("OCI") and are subsequently reclassified into earnings when the hedged item affects earnings. Changes in fair value of derivative instruments not designated as hedging and ineffective portions of hedges are recognized in earnings in the affected period.

Revenue Recognition

The majority of the Company's revenue is derived from residential and commercial rental income and other lease income, which are accounted for under ASC 842, Leases. For leases that include rent concessions and/or scheduled fixed and determinable rent increases, revenue from leases is recognized on a straight-line basis over the non-cancellable term of the lease. Unbilled rents receivable represents the cumulative amount by which straight-line rental revenue exceeds rents currently billed in accordance with the lease agreements.

Revenue from leases also includes reimbursements and recoveries from commercial tenants for certain costs as provided in the lease agreements. These costs generally include real estate taxes, utilities, insurance, common area maintenance and other recoverable costs. The Company elected a practical expedient for its rental properties (as lessor) to avoid separating non-lease components that otherwise would need to be accounted for under ASC 606, Revenue from Contracts with Customers (such as tenant reimbursements of property operating expenses), from the associated lease component since (1) the non-lease components have the same timing and pattern of transfer as the associated lease component and (2) the lease component, if accounted for separately, would be classified as an operating lease. This enables the Company to account for the lease component and non-lease components as an operating lease since the lease component is the predominant component.

Management fees include property management, development, construction and leasing commission fees and other services, and payroll and related costs reimbursed from unconsolidated joint ventures in which the Company is the managing member.

Parking income is comprised of income from parking spaces leased to tenants and others.

Other income includes income from tenants for additional services arranged for by the Company and income from tenants for early lease terminations.

The Company reviews its accounts receivables related to rental income and other lease income, including straight-line rent receivable, for collectability. The factors considered by management in determining which individual tenant's revenues are uncollectible include the age of the receivable, the tenant's payment history, the nature of the charges, any communications regarding the charges and other related information. If a lessee's accounts receivable balance is considered uncollectible, the Company will write-off the uncollectible receivable balances associated with the lease and will only recognize lease income on a cash basis. The Company includes provision for doubtful accounts as a reduction of corresponding revenue account, in accordance with Topic 842.

Ground/Office Leases

The Company is the lessee under long-term office and ground leases classified as operating leases. Right-of-use ("ROU") assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments under the lease. The Company makes significant assumptions and judgments when determining the discount rate for the lease to calculate the present value of the lease payments. As the rate implicit in the lease is not readily determinable, the Company estimates the incremental borrowing rate ("IBR") that it would need to pay to borrow, on a collateralized basis, an amount equal to the lease payments in a similar economic environment, over a similar lease term. The Company utilizes a market-based approach to estimate the IBR for each individual lease. The base IBR is estimated utilizing observable mortgage rates, which are then adjusted to account for considerations related to the Company's credit rating and the lease term to select an incremental borrowing rate for each lease.

The lease liabilities and right of use assets are amortized on a straight-line basis over the lease term. See Note 5: Deferred Charges and Other Assets, Net for additional disclosures on the presentation of these amounts in our consolidated balance sheets.

Income and Other Taxes

The General Partner has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "IRS Code"). As a REIT, the General Partner generally will not be subject to corporate federal income tax on net income that it currently distributes to its shareholders, provided that the General Partner satisfies certain organizational and operational requirements including the requirement to distribute at least 90 percent of its REIT taxable income (determined by excluding any net capital gains) to its shareholders. If and to the extent the General Partner retains and does not distribute any net capital gains, the General Partner will be required to pay federal, state and local taxes, as applicable, on such net capital gains at the rate applicable to capital gains of a corporation.

The Operating Partnership is a partnership, and, as a result, all income and losses of the partnership are allocated to the partners for inclusion in their respective tax returns. The General Partner has elected to treat certain of its corporate subsidiaries as taxable REIT subsidiaries (each a "TRS"). In general, a TRS may hold certain assets and generate certain income that a REIT could not otherwise hold or generate. A TRS is subject to corporate federal income tax. The General Partner has conducted business through its TRS entities for certain property management, development, construction and other related services, as well as to hold a joint venture interest in a hotel and other matters. The TRS sold the hotel during the year ended December 31, 2023.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rate is recognized in earnings in the period of the enactment date. The Company's deferred tax assets/ (liabilities) are generally the result of temporary differences between book and tax basis of assets and liabilities, and net operating losses. The deferred tax asset balance at December 31, 2024 and 2023, amounted to $29.8 million and $31.1 million, respectively, which has been fully reserved through a valuation allowance.

If the General Partner fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax on its taxable income at regular corporate tax rates. The Company is subject to certain state and local taxes. Pursuant to the amended provisions related to uncertain tax provisions of ASC 740, Income Taxes, the Company recognized no material adjustments regarding its tax accounting treatment. The Company expects to recognize interest and penalties related to uncertain tax positions, if any, within Provision for income taxes on the Consolidated Statement of Operations.

In the normal course of business, the Company or one of its subsidiaries is subject to examination by federal, state and local jurisdictions in which it operates, where applicable. As of December 31, 2024, the Company's open tax years are from December 31, 2021 forward.

Earnings Per Share or Unit

The Company presents both basic and diluted earnings per share or unit ("EPS or EPU"). Basic EPS or EPU is computed by dividing net income (loss) available to common shareholders or unitholders by the weighted average number of shares or units outstanding for the period. Diluted EPS or EPU reflects the potential dilution that could occur if unvested share based compensation, securities or other contracts to issue common stock were exercised or converted into common stock, using the treasury stock method. The Company excludes the impact of potential common shares from the calculation of diluted EPS or EPU if their effect would be anti-dilutive.

Shares or units whose issuance is contingent upon the satisfaction of certain conditions shall be considered outstanding and included in the computation of diluted EPS or EPU as follows (i) if all necessary conditions have been satisfied by the end of the period, those shares or units shall be included as of the beginning of the period in which the conditions were satisfied (or as of the date of the grant, if later) or (ii) if all necessary conditions have not been satisfied by the end of the period, the number of contingently issuable shares or units included in diluted EPS or EPU shall be based on the number of shares or units, if any, that would be issuable if the end of the reporting period were the end of the contingency period (for example, the number of shares or units that would be issuable based on current period earnings or period-end market price) and if the result would be dilutive. Those contingently issuable shares or units shall be included in the denominator of diluted EPS or EPU as of the beginning of the period (or as of the date of the grant, if later).

Dividends and Distributions Payable

The Board of Directors considers a variety of factors when setting the Company's dividends, including the Company's earnings, income tax projections, cash flows, financial condition, capital requirements, debt maturities, the availability of debt and equity capital, applicable REIT and legal restrictions, economic conditions and other factors.

Dividends declared (on a per share basis) for the year ended December 31, 2024 were as follows:

Date of Declaration	Date of Record	Date of Payment	Dividend Declared
February 27, 2024	April 3, 2024	April 16, 2024	$0.0525
May 6, 2024	July 3, 2024	July 16, 2024	$0.0600
August 5, 2024	September 30, 2024	October 16, 2024	$0.0700
November 13, 2024	December 31, 2024	January 10, 2025	$0.0800

Dividends declared (on a per share basis) for the year ended December 31, 2023 were as follows:

Date of Declaration	Date of Record	Date of Payment	Dividend Declared
July 24, 2023	September 30, 2023	October 10, 2023	$0.0500
December 18, 2023	December 29, 2023	January 10, 2024	$0.0525

At December 31, 2024, the balance of dividends and distributions payable was $8.5 million. For U.S. federal income tax purposes, dividends paid will be reportable in the year that the dividends are paid, which may be different than the year the dividends are declared, unless otherwise noted.

The Company has determined that the total dividend of $0.235 and $0.05 per common share paid during the year ended December 31, 2024 and 2023, respectively, represent 100% return of capital distributions.

Costs Incurred For Stock Issuances

Costs incurred in connection with the Company's stock issuances are reflected as a reduction of additional paid-in capital.

Stock Compensation

The Company accounts for stock compensation in accordance with the provisions of ASC 718, Compensation-Stock Compensation. These provisions require that the estimated fair value of restricted stock, long-term incentive plan awards (including time- and performance-based awards) and stock options at the grant date be amortized ratably into expense over the appropriate vesting period. For unvested securities that are forfeited prior to the measurement period being complete, the Company elected to account for forfeiture of employee awards as they occur.

Other Comprehensive Income (Loss)

Other comprehensive income (loss) includes items that are recorded in equity, such as effective portions of derivatives designated as cash flow hedges.

Redeemable Noncontrolling Interests

The Company accounts for noncontrolling interests in accordance with the FASB's Distinguishing Liabilities from Equity guidance. Noncontrolling interests represent the portion of equity that the Company does not own in those entities it consolidates. The Company identifies its noncontrolling interests separately within the equity section on the Company's Consolidated Balance Sheets. The amounts of consolidated net earnings attributable to the Company and to the noncontrolling interests are presented separately on the Company's Consolidated Statements of Operations.

Provided redeemable noncontrolling interests are not classified as liability based on this guidance, the Company assesses whether they should be classified as mezzanine or permanent equity. The redeemable noncontrolling interests which embody an unconditional obligation requiring the Company to redeem the interests for cash or other assets at a fixed or determinable price on a fixed or determinable date or upon the occurrence of an event that is not solely within the control of the issuer are determined to be contingently redeemable under this guidance and are included as Redeemable noncontrolling interests and classified within the mezzanine section between Total liabilities and Stockholders' equity on the Company's Consolidated Balance Sheets.

Fair Value Hierarchy

The standard Fair Value Measurements specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). The following summarizes the fair value hierarchy:

- Level 1: Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;
- Level 2: Quoted prices for identical assets and liabilities in markets that are inactive, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly, such as interest rates and yield curves that are observable at commonly quoted intervals and
- Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the fair value measurement will be based upon the lowest level input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Impact of Recently-Issued Accounting Standards

As of December 31, 2024, the Company adopted ASU 2023-07, Segment Reporting—Improvements to Reportable Segment Disclosures ("ASU 2023-07"). The guidance requires incremental disclosures related to a public entity's reportable segments. The adoption of ASU 2023-07 did not have a material impact on the Company's consolidated financial statements. See Note 16: Segment Reporting for additional details.

3. INVESTMENTS IN RENTAL PROPERTY

Acquisitions of Rental Property

During the year ended December 31, 2022, the Company acquired the following rental property *(dollars in thousands):*

Acquisition Date	Property	Location	Property Type	# of Apartment Units	Acquisition Cost
7/21/2022	The James (a)	Park Ridge, NJ	Multifamily	240	$ 130,308
Totals				240	$ 130,308

(a) This acquisition was funded using funds available with the Company's qualified intermediary from prior property sales proceeds and through borrowing under the Company's revolving credit facility.

Properties Commencing Initial Operations

During the year ended December 31, 2022, the following property commenced initial operations (*dollars in thousands*):

In Service Date	Property	Location	Property Type	# of Apartment Units	Total Development Costs Incurred
04/01/22	Haus25 (a)	Jersey City	Multifamily	750	$ 485,587
Totals				750	$ 485,587

(a) As of December 31, 2022, all apartment units were in service. The development costs included approximately $53.4 million in land costs.

Dispositions of Rental Properties and Developable Land

Dispositions during 2024

The Company disposed of the following rental properties during the year ended December 31, 2024 *(dollars in thousands)*

Disposition Date	Property	Location	# of Bldgs.	Rentable Square Feet	Property Type	Net Sales Proceeds	Net Carrying Value	Discontinued Operations Realized gains (losses) and unrealized gains (losses) on disposition of rental property and impairments, net
03/20/24	Harborside 5	Jersey City, New Jersey	1	977,225	Office	81,515	81,228	287
	Others (a)							3,160
Totals			1	977,225		$ 81,515	$ 81,228	$ 3,447

(a) Others represent return of a $1.9 million escrow not originally expected to be received at the time of closing and resolution of estimated accrued expenses from various previously sold rental properties.

The Company disposed of the following developable land holdings during the year ended December 31, 2024 *(dollars in thousands):*

Disposition Date	Property	Location	Net Sales Proceeds	Net Carrying Value	Gain (loss) on disposition of developable land
01/03/24	2 Campus	Parsippany-Troy Hills, New Jersey	$ 10,155	$ 9,371	$ 784
04/16/24	107 Morgan	Jersey City, New Jersey	$ 50,630	$ 50,929 (a)	$ (299)
04/30/24	6 Becker Farm / 85 Livingston	Roseland, New Jersey	$ 27,985	$ 16,955	$ 11,030
Totals			$ 88,770	$ 77,255	$ 11,515

(a)   Carrying value reflects previously recorded impairment charges of $10.5 million.

Dispositions during 2023

The Company disposed of the following rental property during the year ended December 31, 2023 *(dollars in thousands)*:

Disposition Date	Property	Location	# of Bldgs.	Rentable Square Feet	Property Type	Net Sales Proceeds		Net Carrying Value	Discontinued Operations Realized gains (losses) and unrealized gains (losses) on disposition of rental property and impairments, net
02/10/23	XS Hotels	Weehawken, New Jersey	2	—	Hotel	$ 93,358	(a)	$ 92,578	$ 780
04/04/23	Harborside 1, 2 and 3	Jersey City, New Jersey	3	1,886,800	Office	362,446		362,304	142
09/13/23	Harborside 6	Jersey City, New Jersey	1	231,856	Office	44,145		43,722	423
10/13/23	23 Main Street	Holmdel, New Jersey	1	350,000	Office	15,884	(b)	13,372	2,512
	Others (c)								2,184
Unrealized gains (losses) on real estate held for sale									(3,630)
Totals			7	2,468,656		$ 515,833		$ 511,976	$ 2,411

(a)   Included proceeds of $84.0 million used to repay the mortgage loan encumbering the property at closing.
(b)   Included deposits totaling $1.3 million received by the Company in February and August 2023.
(c)   Others represent resolution of estimated accrued expenses from previously sold rental properties.

The Company disposed of the following developable land during the year ended December 31, 2023 *(dollars in thousands)*:

Disposition Date	Property	Location	Net Sales Proceeds		Net Carrying Value	Gain (loss) on disposition of developable land	Discontinued Operations Realized gains (losses) and unrealized gains (losses) on disposition of rental property and impairments, net
03/17/23	Columbia-Honeywell	Morris Township, New Jersey	$ 8,214	(a)	$ 8,236	$ (22)	$ —
10/12/23	3 Campus	Parsippany-Troy Hills, New Jersey	13,248		7,847	5,401	—
10/05/23	Harborside 4	Jersey City, New Jersey	53,656		14,385	—	39,271
	Others (b)					1,689	—
Totals			$ 75,118		$ 30,468	$ 7,068	$ 39,271

(a)   Included deposits totaling $1.1 million received by the Company in December 2022 and January 2023.
(b)   Others represent reversals of estimated accrued expenses from previously sold developable land holdings.

Dispositions during 2022

The Company disposed of the following rental property during the year ended December 31, 2022 *(dollars in thousands)*:

Disposition Date	Property	Location	# of Bldgs.	Rentable Square Feet	Property Type	Net Sales Proceeds		Net Carrying Value		Discontinued Operations Realized gains (losses) and unrealized gains (losses) on disposition of rental property and impairments, net
01/21/22	111 River Street	Hoboken, New Jersey	1	566,215	Office	$ 208,268	(a)	$ 206,432	$	1,836
10/07/22	101 Hudson Street	Jersey City, New Jersey	1	1,246,283	Office	342,578	(b)	270,198		72,380
Unrealized gains (losses) on real estate held for sale										(12,540)
Totals			2	1,812,498		$ 550,846		$ 476,630	$	61,676

(a) The $150 million mortgage loan encumbering the property was repaid at closing, for which the Company incurred costs of $6.3 million. These costs were expensed as extinguishment of debt during the year ended December 31, 2022.

(b) The $250 million mortgage loan encumbering the property was assumed by the purchaser at closing, for which the Company incurred costs of $1.0 million. These costs were expensed as extinguishment of debt during the year ended December 31, 2022. The assumed mortgage comprised the non-cash portion of this sales transaction.

The Company disposed of the following developable land during the year ended December 31, 2022 *(dollars in thousands)*:

Disposition Date	Property	Location	Net Sales Proceeds		Net Carrying Value		Gain (loss) on disposition of developable land
03/22/22	Palladium residential land	West Windsor, New Jersey	$	23,908	$	24,182	$ (274)
03/22/22	Palladium commercial land	West Windsor, New Jersey		4,688		1,791	2,897
04/15/22	Port Imperial Park parcel	Weehawken, New Jersey		29,331		29,744	(413)
04/21/22	Urby II/III	Jersey City, New Jersey		68,854		13,316	55,538
11/03/22	Port Imperial Parcels 3 & 16 (a)	Weehawken, New Jersey		24,885		25,371	(486)
Totals			$	151,666	$	94,404	$ 57,262

(a) Included non-cash expenses of $2.5 million.

Dispositions of Unconsolidated Joint Venture

2024 — On January 12, 2024, the Company's joint venture sold the Lofts at 40 Park multifamily rental property for $30.3 million of which the Company received net proceeds of $6.0 million. The Company recorded a gain on the sale for its interest of approximately $7.1 million in Gain (loss) on sale of unconsolidated joint venture interests in the Consolidated Statement of Operations.

On October 22, 2024, the Company's joint venture sold the Shops at 40 Park retail property for $15.7 million, of which the Company did not receive any net proceeds after repayment of property-level debt, selling expenses, and preferred return distributions to its joint venture partner. The Company recorded a loss on the sale for its interest of approximately $0.2 million in Gain (loss) on sale of unconsolidated joint venture interests in the Consolidated Statement of Operations.

2022 — On November 30, 2022, the Company's Hyatt Regency Hotel Jersey City joint venture was sold for $117.0 million of which the Company received net proceeds of $8.2 million. The Company recorded a gain on the sale for its interest of approximately $7.7 million in Discontinued Operations - Realized gains (losses) and unrealized gains (losses) on disposition of rental property and impairments, net.

Real Estate Held for Sale

The following table summarizes the real estate held for sale, net *(dollars in thousands)*:

		Year Ended December 31,		
		2024		2023
Land	$	9,910	$	59,464
Building & Other		—		9,688
Less: Accumulated depreciation		—		—
Less: Cumulative unrealized losses on property held for sale		(2,619)		(10,544)
Real estate held for sale, net	$	7,291	$	58,608

2024 — As of December 31, 2024, the Company had classified a developable land parcel, located in Roseland, New Jersey, as held for sale. In January 2025, the land parcel was sold for gross proceeds of $7.3 million.

2023 — As of December 31, 2023, the Company had classified as held for sale several developable land parcels, which are located in Jersey City and Parsippany, New Jersey.

Discontinued Operations

The Company has discontinued operations related to its former New Jersey office and hotel portfolio (collectively, the "Office Portfolio") which represented a strategic shift in the Company's operations. During the first quarter of 2024, the Company identified one additional office property as discontinued operations. See Note 7: Discontinued Operations.

4.   **INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES**

As of December 31, 2024, the Company had an aggregate investment of approximately $111 million in its equity method joint ventures. The Company formed these ventures with unaffiliated third parties, or acquired interests in them, to develop or manage properties, or to acquire land in anticipation of possible development of rental properties. As of December 31, 2024, the unconsolidated joint ventures owned: six multifamily properties totaling 2,087 apartment units and interests and/or rights to developable land parcels able to accommodate up to 829 apartment units. The Company's unconsolidated interests range from 20 percent to 85 percent subject to specified priority allocations in certain of the joint ventures.

The amounts reflected in the following tables (except for the Company's share of equity in earnings) are based on the historical financial information of the individual joint ventures. The Company does not record losses of the joint ventures in excess of its investment balances unless the Company is liable for the obligations of the joint venture or is otherwise committed to provide financial support to the joint venture. The outside basis portion of the Company's investments in joint ventures is amortized over the anticipated useful lives of the underlying ventures' tangible and intangible assets acquired and liabilities assumed.

The debt of the Company's unconsolidated joint ventures generally is non-recourse to the Company, except for customary exceptions pertaining to such matters as intentional misuse of funds, environmental conditions, and material misrepresentations.

The Company performed management, leasing, development and other services for the properties owned by the unconsolidated joint ventures, related parties to the Company, and recognized $3.2 million, $3.9 million and $3.6 million for such services in the years ended December 31, 2024, 2023 and 2022, respectively. The Company had $0.5 million and $0.7 million in accounts receivable due from its unconsolidated joint ventures as of December 31, 2024 and 2023.

As of December 31, 2024, the Company does not have any investments in unconsolidated joint ventures that are considered VIEs.

The following is a summary of the Company's unconsolidated joint ventures as of December 31, 2024 and 2023 (dollars in thousands):

Entity / Property Name	Number of Apartment Units December 31, 2024		Company's Effective Ownership % (a)	Carrying Value December 31, 2024	Carrying Value December 31, 2023	Property Debt As of December 31, 2024 Balance	Maturity Date		Interest Rate
Multifamily									
Metropolitan and Lofts at 40 Park (b) (c)	130	units	25.00 %	$ 689	$ 908	$ 34,100	10/10/25	SOFR+	2.85 %
RiverTrace at Port Imperial	316	units	22.50 %	4,074	4,506	82,000	11/10/26		3.21 %
The Capstone at Port Imperial	360	units	40.00 %	20,519	21,361	135,000	12/22/25	SOFR+	1.20 %
Riverpark at Harrison	141	units	45.00 %	—	—	30,192	07/01/35		3.19 %
Station House	378	units	50.00 %	31,509	32,022	87,350	07/01/33		4.82 %
Urby Harborside (d)	762	units	85.00 %	52,832	57,060	182,604	08/01/29		5.20 %
PI North - Land (b) (e)	829	potential units	20.00 %	1,678	1,678	—	—		—
Other									
Other (f)				—	419	—	—		—
Totals:				$ 111,301	$ 117,954	$ 551,246			

(a) Company's effective ownership % represents the Company's entitlement to residual distributions after payments of priority returns, where applicable.

(b) The Company's ownership interests in this venture are subordinate to its partner's preferred capital balance and the Company is not expected to meaningfully participate in the venture's cash flows in the near term.

(c) As of December 31, 2024, through the joint venture, the Company owns a 25 percent interest in a 130-unit multifamily rental property ("The Metropolitan at 40 Park"). In January 2024, the joint venture sold the 59-unit, five story multifamily rental property ("Lofts at 40 Park"), and in October 2024, the joint venture sold the Shops at 40 Park retail property. See Note 3: Investments in Rental Property – Dispositions of Unconsolidated Joint Venture.

(d) The Company owns an 85 percent interest with shared control over major decisions such as, approval of budgets, property financings and leasing guidelines. The Company formerly guaranteed $22 million of the principal outstanding debt, which on February 1, 2023, the lender released the Company of all obligations under the Guaranty Agreement.

(e) The Company owns a 20 percent residual interest in undeveloped land parcels: parcels 6 and I that can accommodate the development of 829 apartment units.

(f) The Company owns other interests in various unconsolidated joint ventures, including interests in assets previously owned and interest in ventures whose businesses are related to its core operations. These ventures are not expected to significantly impact the Company's operations in the near term.

The following is a summary of the Company's equity in earnings (loss) of unconsolidated joint ventures for the years ended December 31, 2024, 2023 and 2022 *(dollars in thousands)*:

Entity / Property Name	Year Ended December 31, 2024	2023	2022
Multifamily			
Metropolitan and Lofts at 40 Park (a)	$ (1,143)	$ (1,239)	$ (674)
RiverTrace at Port Imperial	782	546	356
The Capstone at Port Imperial	235	(294)	(212)
Riverpark at Harrison	270	540	234
Station House	(201)	(299)	(722)
Urby Harborside	4,161	4,110	2,374
PI North - Land	(276)	(240)	(205)
Liberty Landing (b)	—	(22)	36
Other			
Other	106	—	13
Company's equity in earnings (loss) of unconsolidated joint ventures (c)	$ 3,934	$ 3,102	$ 1,200

(a) In January 2024, the joint venture sold the Lofts at 40 Park multifamily rental property, and in October 2024, the Company's joint venture sold the Shops at 40 Park retail property.

(b) Pursuant to a notice letter to its joint venture partner dated January 6, 2022, the Company intends to not proceed with the acquisition and development of Liberty Landing.

(c) Amounts are net of amortization of basis differences of $618 thousand, $618 thousand and $154 thousand for the year ended December 31, 2024, 2023 and 2022, respectively.

The following is a summary of the financial position of the unconsolidated joint ventures in which the Company had investment interests as of December 31, 2024 and 2023 *(dollars in thousands)*:

| | December 31, 2024 | | December 31, 2023 | |
	Urby Harborside	Others	Urby Harborside	Others
Assets:				
Rental Property, net	$ 236,589	$ 456,604	$ 244,895	$ 497,037
Other assets	6,108	28,574	4,702	26,778
Total assets	$ 242,697	$ 485,178	$ 249,597	$ 523,815
Liabilities and partners'/members' capital:				
Mortgages and loans payable	$ 182,604	$ 368,642	$ 185,742	$ 393,999
Other liabilities	2,260	7,155	1,221	7,677
Partners'/members' capital	57,833	109,381	62,634	122,139
Total liabilities and partners'/members' capital	$ 242,697	$ 485,178	$ 249,597	$ 523,815

The following is a summary of the results from operations of the unconsolidated joint ventures for the period in which the Company had investment interests during the years ended December 31, 2024, 2023 and 2022 *(dollars in thousands)*:

| | Year ended December 31, 2024 | | Year ended December 31, 2023 | | Year ended December 31, 2022 | |
	Urby Harborside	Others	Urby Harborside	Others	Urby Harborside	Others
Total revenues	$ 37,714	$ 72,076	$ 35,656	$ 58,616	$ 32,951	$ 107,686
Operating and other expenses	(13,897)	(23,361)	(11,826)	(24,219)	(11,092)	(70,822)
Depreciation and amortization	(8,804)	(13,417)	(8,754)	(13,587)	(8,682)	(16,730)
Interest expense	(9,926)	(18,262)	(10,049)	(20,439)	(10,191)	(19,586)
Net income (loss)	$ 5,087	$ 17,036	$ 5,027	$ 371	$ 2,986	$ 548

(a) Includes Metropolitan and Lofts at 40 Park, RiverTrace at Port Imperial, The Capstone at Port Imperial, Riverpark at Harrison, Station House, PI North - Land, Liberty Landing, Hyatt Regency Hotel Jersey City, other interests in various unconsolidated joint ventures including interests in assets previously owned and interest in ventures whose businesses are related to its core operations that are not expected to significantly impact the Company's operations in the near term.

5. DEFERRED CHARGES AND OTHER ASSETS, NET

(dollars in thousands)	December 31, 2024	December 31, 2023
Deferred leasing costs	$ 4,765	$ 8,324
Deferred financing costs (a)	6,296	771
Deferred charges	11,061	9,095
Accumulated amortization	(4,558)	(5,063)
Deferred charges, net	6,503	4,032
In-place lease values, related intangibles and other assets, net (b)(c)	9,519	10,034
Right of use assets (d)	5,145	6,161
Prepaid expenses and other assets, net	27,309	33,729
Total deferred charges and other assets, net	$ 48,476	$ 53,956

(a) This amount relates to the deferred financing costs associated with the revolving credit facility. Deferred financing costs related to all other debt liabilities are netted against those debt liabilities for all periods presented. See Note 2: Significant Accounting Policies – Deferred Financing Costs.

(b) The value of acquired above and below market lease intangibles in which the Company is the lessor are recognized in rental revenue over the terms of the respective leases. The impact of amortizing the acquired above and below-market lease intangibles increased revenue by approximately $30 thousand, $0.1 million and $0.2 million for the years ended December 31, 2024, 2023 and 2022, respectively.

(c) The value of acquired above market lease intangibles in which the Company is the lessee and in-place lease intangibles in which the Company is the lessor are amortized to expense over the remaining initial terms of the respective leases. The impact of the amortization of acquired in-place lease values is included in depreciation and amortization expense and amounted to approximately $0.5 million, $2.0 million and $1.5 million for the years ended December 31, 2024, 2023 and 2022, respectively.

(d) This amount has a corresponding liability of $6.5 million and $7.4 million as of December 31, 2024 and 2023, respectively, which is included in Accounts payable, accrued expense and other liabilities. See Note 12: Commitments and Contingencies – Office and Ground Lease Agreements for further details.

DERIVATIVE FINANCIAL INSTRUMENTS

Cash Flow Hedges of Interest Rate Risk

The Company's objectives in using interest rate derivatives are to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate caps as part of its interest rate risk management strategy. Interest rate caps designated as cash flow hedges involve the receipt of variable amounts from a counterparty if interest rates rise above the strike rate on the contract in exchange for an up-front premium.

The changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income and subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest expense as interest payments are made on the Company's variable-rate debt. During the next 12 months, the Company estimates $0.8 million will be reclassified as an increase to interest expense.

The Company entered into the following interest rate caps during the year ended December 31, 2024 *(dollars in thousands)*:

Hedged Item	Designation	Effective Date	Maturity Date	Notional Amount	Strike Rate
Term Loan	Cash Flow	6/28/2024	7/22/2026	$ 55,000	3.50 %
RiverHouse 9 at Port Imperial Mortgage	Cash Flow	7/1/2024	7/1/2026	$ 110,000	3.50 %
Term Loan	Cash Flow	8/1/2024	7/22/2026	$ 43,000	3.50 %
Term Loan	Cash Flow	9/30/2024	7/22/2026	$ 102,000	3.50 %
Revolving Credit Facility	Mark to Market (a)	9/30/2024	6/22/2025	$ 150,000	3.50 %
The Upton Mortgage	Cash Flow	11/1/2024	11/1/2026	$ 75,000	3.50 %

(a) The Company elected to not designate this interest rate cap as a cash flow hedge at inception and therefore changes in the fair value of the derivative are recorded in earnings. For the year ended December 31, 2024, the Company recorded $0.2 million of fair value adjustments as an increase in Interest expense in the Company's Consolidated Statements of Operations.

As of December 31, 2024, the Company had six interest rate caps outstanding and in effect with a notional amount of $441.5 million designated as cash flow hedges of interest rate risk, and one undesignated interest rate cap outstanding and in effect with a notional amount $150 million.

The table below presents the fair value of the Company's derivative financial instruments as well as their classification on the Consolidated Balance Sheets as of December 31, 2024 and 2023 *(dollars in thousands)*:

	Fair Value		
Asset Derivatives designated as hedging instruments	December 31, 2024	December 31, 2023	Balance sheet location
Interest rate caps designated as hedging instruments	$ 4,953	$ 5,098	Deferred charges and other assets, net
Interest rate caps not designated as hedging instruments	$ 525	$ —	Deferred charges and other assets, net

The table below presents the effect of the Company's derivative financial instruments on the Consolidated Statements of Operations for the years ended December 31, 2024, 2023 and 2022 *(dollars in thousands)*:

Derivatives in Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI on Derivative (a)			Location of Gain or (Loss) Reclassified from Accumulated OCI into Income	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (a) (b)			Total Amount of Interest Expense presented in the Consolidated Statements of Operations		
Year Ended December 31,	2024	2023	2022		2024	2023	2022	2024	2023	2022
Interest rate caps	$526	$1,184	$5,032	Interest expense	$2,967	$3,559	$666	$(87,976)	$(89,355)	$(66,381)

68

(a) Amounts exclude net gains of $632 thousand, zero and zero recognized on unconsolidated jointly owned investments for the years ended December 31, 2024, 2023 and 2022, respectively.

(b) The gain or loss reclassified from Accumulated OCI into Income is recorded in Interest Expense.

Credit-risk-related Contingent Features

The Company has agreements with each of its derivative counterparties that contain a provision where if the Company either defaults or is capable of being declared in default on any of its indebtedness, then the Company could also be declared in default on its derivative obligations. Specifically, the Company could be declared in default on its derivative obligations if repayment of the underlying indebtedness is accelerated by the lender due to the Company's default on the indebtedness.

As of December 31, 2024, the Company did not have any interest rate derivatives in a net liability position.

6.   RESTRICTED CASH

Restricted cash generally includes residential security deposits for certain of the Company's properties, and escrow and reserve funds for debt service, real estate taxes, property insurance, capital improvements, tenant improvements, and leasing costs established pursuant to certain mortgage financing arrangements, and is comprised of the following *(dollars in thousands)*:

	December 31, 2024	December 31, 2023
Security deposits	$ 9,410	$ 9,996
Escrow and other reserve funds	7,649	16,576
Total restricted cash	$ 17,059	$ 26,572

7.   DISCONTINUED OPERATIONS

The Company's sale of its former Office Portfolio represented a strategic shift in the Company's operations. As such, the results of these sold properties are classified as discontinued operations for all periods presented.

The following table summarizes income (loss) from discontinued operations and the related realized gains (losses) and unrealized gains (losses) on disposition of rental property and impairments, net, for the years ended December 31, 2024, 2023 and 2022 *(dollars in thousands):*

	Year Ended December 31,		
	2024	2023	2022
Total revenues	$ 2,255	$ 40,649	$ 147,634
Operating and other (expenses) income, net	(758)	(27,967)	(75,869)
Property impairments	—	(32,516)	(94,811)
Depreciation and amortization	(635)	(12,840)	(34,505)
Gain (loss) from extinguishment of debt, net	—	(12)	(7,303)
Income (loss) from discontinued operations	862	(32,686)	(64,854)
Gain (loss) on disposition of developable land	1,899	39,271	—
Gain (loss) on sale of unconsolidated joint venture interests	—	—	7,677
Realized gains (losses) and unrealized gains (losses) on disposition of rental property, net	1,548	2,411	61,676
Realized gains (losses) and unrealized gains (losses) on disposition of rental property and impairments, net	3,447	41,682	69,353
Total discontinued operations, net	$ 4,309	$ 8,996	$ 4,499

8. REVOLVING CREDIT FACILITY AND TERM LOANS

On April 22, 2024, the Company entered into a revolving credit and term loan agreement (the "2024 Credit Agreement") with a group of eight lenders that provides for a $300 million senior secured revolving credit facility (the "2024 Revolving Credit Facility") and a $200 million senior secured term loan facility (the "2024 Term Loan").

The terms of the 2024 Revolving Credit Facility include: (1) a three-year term ending in April 2027, subject to one twelve-month extension option; (2) revolving credit loans may be made to the Company in an aggregate principal amount of up to $300 million; (3) a first priority lien on no fewer than five properties with an aggregate appraised value of at least $900 million, initially consisting of (i) The James; and the following additional identified properties to be added to the collateral pool at a subsequent date, (ii) 145 Front at City Square; (iii) Signature Place; (iv) Soho Lofts; and (v) Liberty Towers (collectively, the "Collateral Pool Properties"); and (4) a commitment fee payable quarterly ranging from 25 basis points to 35 basis points per annum on the daily unused amount of the 2024 Revolving Credit Facility.

The terms of the 2024 Term Loan included: (1) a three-year term ending in April 2027, subject to one twelve-month extension option; (2) up to three delayed draws prior to April 22, 2025 of the term loan commitments up to an aggregate principal amount of $200 million; (3) a first priority lien in the Collateral Pool Properties; and (iv) a ticking fee payable quarterly equal to 35 basis points per annum on the daily unused amount of the 2024 Term Loan Facility.

The Company may request increases in the principal amount of the 2024 Revolving Credit Facility and/or new term loans under the 2024 Term Loan Facility in an aggregate amount of up to $200 million, which shall be subject to commercially reasonable syndication efforts.

Interest on borrowings under the 2024 Revolving Credit Facility and the 2024 Term Loan shall be based on applicable interest rate (the "Interest Rate") plus a margin ranging from 100 basis points to 200 basis points (the "Applicable Rate") depending on the Interest Rate elected. With respect to borrowings under the 2024 Revolving Credit Facility and the 2024 Term Loan, the Interest Rate shall be either (A) the Alternative Base Rate plus the Applicable Rate and/or (B) the Adjusted Term SOFR Rate plus the Applicable Rate or, with respect to the 2024 Revolving Credit Facility only, (C) the Adjusted Daily Effective SOFR Rate plus the Applicable Rate. As used herein: "Alternative Base Rate" means, subject to a floor of 1.00%, the highest of (i) the rate of interest last quoted by The Wall Street Journal in the U.S. as the prime rate in effect (the "Prime Rate"), (ii) the NYFRB Rate from time to time plus 0.5% and (iii) the Adjusted Term SOFR Rate for a one month interest period plus 1%; "Adjusted Term SOFR Rate" means, subject to a floor of 0.0%, the Term SOFR Rate, plus 10 basis points; and "Adjusted Daily Effective SOFR Rate" means, subject to a floor of 0.0%, for any day, the secured overnight financing rate for such business day published by the NYFRB on the NYFRB's on the immediately succeeding business day ("SOFR") plus 10 basis points.

During the year ended December 31, 2024, the Company successfully met Sustainable KPI provisions as defined within the 2024 Credit Agreement, that resulted in a five basis point spread reduction for all borrowings on the Term Loan and Revolver, and a one basis point reduction on the commitment fee on the daily unused amount of the 2024 Revolving Credit Facility.

The General Partner and certain subsidiaries of the Operating Partnership are the guarantors of the obligations of the Operating Partnership under the 2024 Credit Agreement, and certain subsidiaries of the Operating Partnership also granted the lenders a security interest in certain subsidiary guarantors in order to further secure the obligations, liabilities and indebtedness of the Operating Partnership under the 2024 Credit Agreement.

The 2024 Credit Agreement, which applies to both the 2024 Revolving Credit Facility and the 2024 Term Loan, includes certain restrictions and covenants which limit, among other things the incurrence of additional indebtedness, the incurrence of liens and the disposition of real estate properties, and which require compliance with financial ratios (prior to the Operating Partnership's election of equity-secured financial covenants) relating to (a) the maximum total leverage ratio (65%), (b) the minimum debt service coverage ratio (1.25 times), (c) the minimum tangible net worth ratio (80% of tangible net worth as of April 22, 2024 plus 80% of net cash proceeds of equity issuances by the General Partner or the Operating Partnership), (d) the maximum unhedged variable rate debt ratio (30%), and (e) financial ratios (after the Operating Partnership's election of equity-secured financial covenants) relating to (i) the maximum total leverage ratio (60%), (ii) the minimum debt service coverage ratio (1.50 times), (iii) the minimum tangible net worth ratio (80% of tangible net worth as of April 22, 2024 plus 80% of net cash proceeds of equity issuances by the General Partner or the Operating Partnership), and (iv) the maximum unhedged variable rate debt ratio (30%).

As of December 31, 2024, the principal balance outstanding under the 2024 Term Loan and 2024 Revolving Credit Facility was $200 million and $152 million, respectively. As of December 31, 2024, the effective interest rates applicable to the 2024 Term Loan and 2024 Revolving Credit Facility were 6.23% and 6.23%, respectively.

As of December 31, 2024, The James, 145 Front at City Square, Soho Lofts, Signature Place, and Liberty Towers are encumbered by the Company's credit facilities, with a total carrying value of approximately $0.9 billion.

The Company was in compliance with its debt covenants under the 2024 Credit Agreement as of December 31, 2024.

On July 25, 2023, the Company entered into a revolving credit and term loan agreement ("2023 Credit Agreement") with a group of two lenders that provides for a $60 million senior secured revolving credit facility (the "2023 Revolving Credit Facility") and a $115 million senior secured term loan facility (the "2023 Term Loan"). During the fourth quarter of 2023, the Company fully repaid the remaining balances of the 2023 Term Loan and 2023 Revolving Credit Facility.

On April 7, 2023, the Company terminated the 2021 Credit Agreement for both the 2021 Credit Facility and 2021 Term Loan. As a result of the termination, the Company wrote off the unamortized deferred financing costs in an amount of $2.7 million during the second quarter of 2023, which is recorded within Gain (loss) from extinguishment of debt, net, on the Consolidated Statements of Operations.

9.   MORTGAGES, LOANS PAYABLE AND OTHER OBLIGATIONS

The Company has mortgages, loans payable and other obligations which primarily consist of various loans collateralized by certain of the Company's rental properties, land and development projects. As of December 31, 2024, 12 of the Company's properties, with a total carrying value of approximately $1.8 billion are encumbered by the Company's mortgages and loans payable. Payments on mortgages, loans payable and other obligations are generally due in monthly installments of principal and interest, or interest only. The Company was in compliance with its debt covenants under its mortgages and loans payable as of December 31, 2024.

A summary of the Company's mortgages, loans payable and other obligations as of December 31, 2024 and 2023 is as follows *(dollars in thousands)*:

Property Name	Lender		Effective Rate (a)	December 31, 2024	December 31, 2023	Maturity
Signature Place (b)	Nationwide Life Insurance Company		3.74 %	—	43,000	08/01/24
Liberty Towers (c)	American General Life Insurance Company		3.37 %	—	265,000	10/01/24
Portside 2 at East Pier (d)	New York Life Insurance Company		4.56 %	95,427	97,000	03/10/26
BLVD 425	New York Life Insurance Company		4.17 %	131,000	131,000	08/10/26
BLVD 401	New York Life Insurance Company		4.29 %	115,515	117,000	08/10/26
Portside at East Pier (e)	KKR	SOFR+	2.75 %	56,500	56,500	09/07/26
The Upton (f)	Bank of New York Mellon	SOFR+	1.58 %	75,000	75,000	10/27/26
145 Front at City Square (g)	US Bank	SOFR+	1.84 %	—	63,000	12/10/26
RiverHouse 9 at Port Imperial (h)	JP Morgan	SOFR+	1.41 %	110,000	110,000	06/21/27
Quarry Place at Tuckahoe	Natixis Real Estate Capital LLC		4.48 %	41,000	41,000	08/05/27
BLVD 475	The Northwestern Mutual Life Insurance Co.		2.91 %	164,712	165,000	11/10/27
Haus25	Freddie Mac		6.04 %	343,061	343,061	09/01/28
RiverHouse 11 at Port Imperial	The Northwestern Mutual Life Insurance Co.		4.52 %	100,000	100,000	01/10/29
Soho Lofts (i)	Flagstar Bank		3.77 %	—	158,777	07/01/29
Port Imperial South 4/5 Garage	American General Life & A/G PC		4.85 %	31,098	31,645	12/01/29
The Emery at Overlook Ridge (j)	Flagstar Bank		3.21 %	70,653	72,000	01/01/31
Principal balance outstanding				1,333,966	1,868,983	
Unamortized deferred financing costs				(10,492)	(15,086)	
Total mortgages, loans payable and other obligations, net				$ 1,323,474	$ 1,853,897	

(a) Reflects effective rate of debt, including deferred financing costs, comprised of debt initiation costs, and other transaction costs, as applicable.
(b) On August 1, 2024 the Company paid the outstanding loan amount in full.
(c) On September 30, 2024, the Company prepaid the outstanding loan amount in full.
(d) On June 11, 2024, the lender terminated the Company's payment guarantee of 10 percent of the outstanding principal.
(e) On August 10, 2023, the Company repaid the Freddie Mac fixed rate loan at maturity. The current mortgage is hedged with an interest-rate cap with a strike rate of 3.5%, expiring in September 2026.
(f) As of December 31, 2024, this mortgage is hedged with an interest-rate cap with a strike rate of 3.5%, expiring November 2026.
(g) On May 22, 2024, the Company prepaid the outstanding loan amount in full. The interest-rate cap with a strike rate of 4.0% matured on June 30, 2024.
(h) As of December 31, 2024, this mortgage is hedged with an interest-rate cap with a strike rate of 3.5%, expiring in July 2026.
(i) On June 28, 2024, the Company prepaid the outstanding loan amount in full.
(j) Effective rate reflects the fixed rate period, which ends on January 1, 2026. After that period ends, the Company must make a one-time interest rate election of either: (a) the floating-rate option, the sum of the highest prime rate as published in the New York Times on each applicable Rate Change Date plus 2.75% annually or (b) the fixed-rate option, the sum of the Five Year Fixed Rate Advance of the Federal Home Loan Bank of New York in effects as of the first business day of the month which is three months prior to the Rate Change Date plus 3.00% annually.

SCHEDULED PRINCIPAL PAYMENTS

Scheduled principal payments for the Company's mortgages, loans payable and other obligations, including Term Loan and Revolving Credit Facility, as of December 31, 2024 are as follows *(dollars in thousands)*:

Period	Scheduled Amortization	Principal Maturities	Total
2025	$ 9,419	$ —	$ 9,419
2026	7,879	467,904	475,783
2027	5,326	657,318	662,644
2028	2,396	343,061	345,457
2029	2,289	127,792	130,081
Thereafter	1,770	60,812	62,582
Sub-total	29,079	1,656,887	1,685,966
Unamortized deferred financing costs (a)	(13,653)	—	(13,653)
Totals	$ 15,426	$ 1,656,887	$ 1,672,313

(a) Excludes $4.7 million of unamortized deferred financing costs recorded in Deferred charges and other assets, net, pertaining to the Company's Revolving Credit Facility as of December 31, 2024.

CASH PAID FOR INTEREST AND INTEREST CAPITALIZED

Cash paid for interest for the years ended December 31, 2024, 2023 and 2022 was $78.5 million, $81.6 million and $80.3 million, (of which zero, $1.4 million and $13.3 million pertained to properties classified as discontinued operations), respectively. No interest was capitalized by the Company for the years ended December 31, 2024 and 2023, and $12.2 million was capitalized for the year ended December 31, 2022.

SUMMARY OF INDEBTEDNESS

(dollars in thousands)	December 31, 2024		December 31, 2023	
	Balance	Weighted Average Interest Rate	Balance	Weighted Average Interest Rate
Fixed Rate & Hedged Debt, including Term Loan and Revolving Credit Facility (a)	$ 1,670,313	5.05 %	$ 1,853,897	4.34 %
Unhedged portion of Revolving Credit Facility	2,000	7.08 %	—	— %
Totals/Weighted Average, net of unamortized deferred financing costs (b):	$ 1,672,313	5.05 %	$ 1,853,897	4.34 %

(a) As of December 31, 2024 and 2023, includes debt with interest rate caps outstanding with a notional amount of $591.5 million and $304.5 million, respectively.

10.   EMPLOYEE BENEFIT 401(k) PLANS

Employees of the General Partner, who meet certain minimum age and service requirements, are eligible to participate in the Veris Residential, Inc. 401(k) Savings/Retirement Plan (the "401(k) Plan"). Eligible employees may elect to defer from one percent up to 60 percent of their annual compensation on a pre-tax basis to the 401(k) Plan, subject to certain limitations imposed by federal law. The Company may make discretionary matching or profit sharing contributions to the 401(k) Plan on behalf of eligible participants in any plan year. Participants are always 100 percent vested in their pre-tax and post-tax contributions, as well as any matching or profit sharing contributions made on their behalf by the Company. All contributions are allocated as a percentage of compensation of the eligible participants for the Plan year. The assets of the 401(k) Plan are held in trust and a separate account is established for each participant. A participant may receive a distribution of his or her vested account balance in the 401(k) Plan in a single sum or in installment payments upon his or her termination of service with the Company. Total expense recognized by the Company for the 401(k) Plan for the years ended December 31, 2024, 2023 and 2022 was $0.5 million, $0.5 million and $0.6 million, respectively.

11.   DISCLOSURE OF FAIR VALUE OF ASSETS AND LIABILITIES

The following disclosure of estimated fair value was determined by management using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the assets and liabilities at December 31, 2024 and 2023. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Items Measured at Fair Value on a Recurring Basis

Cash equivalents, receivables, notes receivables, accounts payable, and accrued expenses and other liabilities are carried at amounts which reasonably approximate their fair values as of December 31, 2024 and 2023.

The fair value of the Company's long-term debt, consisting of the credit facility, mortgages, loans payable and other obligations aggregated approximately $1.6 billion and $1.8 billion as compared to the book value of approximately $1.7 billion and $1.9 billion as of December 31, 2024 and 2023, respectively. The fair value of the Company's long-term debt was valued using level 3 inputs (as provided by ASC 820, Fair Value Measurements and Disclosures). The fair value was estimated using a discounted cash flow analysis based on the borrowing rates currently available to the Company for loans with similar terms and maturities. The fair value of the mortgage debt was determined by discounting the future contractual interest and principal payments by a market rate.

Although the Company has determined that the majority of the inputs used to value its derivative financial instruments fall within level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivative financial instruments utilize level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. The Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivative financial instruments. As a result, the Company has determined that its derivative financial instruments valuations in their entirety are classified in level 2 of the fair value hierarchy.

Items Measured at Fair Value on a Non-Recurring Basis (Including Impairment Charges)

The fair value measurements used in the evaluation of the Company's rental properties for impairment analysis are considered to be Level 3 valuations within the fair value hierarchy, as there are significant unobservable assumptions. Assumptions that were utilized in the fair value calculations include, but are not limited to, discount rates, market capitalization rates, expected lease rental rates, third-party broker information and information from potential buyers, as applicable.

Valuations of real estate identified as held for sale are based on estimated sale prices, net of estimated selling costs, of such property. In the absence of an executed sales agreement with a set sales price, management's estimate of the net sales price may be based on a number of unobservable assumptions, including, but not limited to, the Company's estimates of future cash flows, market capitalization rates and discount rates, if applicable. For developable land, an estimated per-unit market value assumption is also considered based on development rights or plans for the land.

The following table presents information about assets for which we recorded an impairment charge and that were measured at fair value on a non-recurring basis:

	Years Ended December 31,					
	2024		2023		2022	
(dollars in thousands)	Fair Value Measurements	Impairment Charges	Fair Value Measurements	Impairment Charges	Fair Value Measurements	Impairment Charges
Investment in Real Estate	$ 7,250	$ 2,619	$ 169,839	$ 45,471	$ 314,512	$ 116,718

The impairment charges described below are reflected within Land and other impairments, net or Unrealized gains (losses) on disposition of rental property and impairments, net in our Consolidated Statements of Operations. For properties classified as discontinued operations as of December 31, 2024, the impairment charges described below are reflected within the Discontinued operations section in our Consolidated Statements of Operations for all periods presented.

Impairment charges, and their related triggering events and fair value measurements, recognized during the years ended December 31, 2024, 2023 and 2022 were as follows:

_2024_ — During the year ended December 31, 2024, the Company recognized an impairment charge of $2.6 million on one developable land parcel based upon its estimated selling price. The land parcel was sold in January 2025.

_2023_ — During the year ended December 31, 2023, the Company recognized impairment charges for the following properties in order to reduce their carrying values to their estimated fair values, as follows:

- $32.5 million on one office property due to the shortening of its expected hold period; the fair value measurement was determined by estimating discounted cash flows using two significant unobservable inputs, which were the cash flow discount rate (11%) and terminal capitalization rate (9%); the property was sold in March 2024;
- $3.6 million on one office property based on its estimated selling price; the property was sold in September 2023;
- $9.3 million on three land parcels based on their estimated selling prices; the land parcels were sold in April 2024.

_2022_ — During the year ended December 31, 2022, the Company recognized impairment charges for the following properties in order to reduce their carrying values to their estimated fair values, as follows:

- $94.8 million on four office properties due to the shortening of their expected hold periods; the fair value measurement was determined by estimating discounted cash flows using two significant unobservable inputs, which were the cash flow discount rate (range of 7.5% to 13%) and terminal capitalization rate (range of 5.5% to 8.75%); the properties were sold during 2023;
- $12.5 million on two hotels and one office property based on their estimated selling price; the properties were sold during 2023;
- $9.4 million on four land parcels based on their estimated selling prices. One parcel of the land was sold in November 2022.

12.   COMMITMENTS AND CONTINGENCIES

PILOT AGREEMENTS

Pursuant to agreements with certain municipalities, the Company is required to make payments in lieu of property taxes ("PILOT") on certain of its properties, as follows (dollars in thousands):

Property Name	Location	Asset Type	PILOT Expiration Dates	PILOT Payments 2024	2023	2022
BLVD 401 (a)	Jersey City, NJ	Multifamily	4/2026	2,235	1,754	1,692
RiverHouse 11 at Port Imperial (b)	Weehawken, NJ	Multifamily	7/2033	1,924	1,735	1,514
Port Imperial 4/5 Hotel (c)	Weehawken, NJ	Hotel	12/2033	—	224	2,925
RiverHouse 9 at Port Imperial (d)	Weehawken, NJ	Multifamily	6/2046	1,751	1,608	1,295
Haus25 (e)	Jersey City, NJ	Multifamily	3/2047	3,070	2,619	975
The James (f)	Park Ridge, NJ	Multifamily	6/2051	881	714	318
Total PILOT taxes				$ 9,861	$ 8,654	$ 8,719

(a)	The annual PILOT is equal to 10 percent of Gross Revenues for years 1-4, 12 percent for years 5-8 and 14 percent for years 9-10, as defined.
(b)	The annual PILOT is equal to 12 percent of Gross Revenues for years 1-5, 13 percent for years 6-10 and 14 percent for years 11-15, as defined.
(c)	The annual PILOT is equal to two percent of Total Project Costs, as defined. The property was disposed of during the first quarter of 2023.
(d)	The annual PILOT is equal to 11 percent of Gross Revenues for years 1-10, 12.5 percent for years 11-18 and 14 percent for years 19-25, as defined.
(e)	The annual PILOT is equal to seven percent of Gross Revenues, as defined, for a term of 25 years.
(f)	The property was acquired in July 2022. The annual PILOT is equal to 10 percent of Gross Revenues for years 1-10, 11.5 percent for years 11-21 and 12.5 percent for years 22-30; as defined.

At the conclusion of the above-referenced agreements, it is expected that the properties will be assessed by the municipality and be subject to real estate taxes at the then prevailing rates.

LITIGATION

The Company is a defendant in litigation arising in the normal course of its business activities. Management does not believe that the ultimate resolution of these matters will have a materially adverse effect upon the Company's financial condition taken as whole.

OFFICE AND GROUND LEASE AGREEMENTS

Future minimum rental payments under the terms of all non-cancelable office and ground leases under which the Company is the lessee, as of December 31, 2024, are as follows *(dollars in thousands):*

Year	As of December 31, 2024 Amount
2025	$ 1,279
2026	1,279
2027	1,280
2028	494
2029	222
2030 through 2101	31,225
Total lease payments	35,779
Less: imputed interest	(29,235)
Total	$ 6,544

Year	As of December 31, 2023 Amount
2024	$ 1,272
2025	1,279
2026	1,279
2027	1,280
2028	494
2029 through 2101	31,447
Total lease payments	37,051
Less: imputed interest	(29,700)
Total	$ 7,351

Office and ground lease expense incurred by the Company for the years ended December 31, 2024, 2023 and 2022 amounted to $2.6 million, $2.0 million and $0.9 million, respectively.

The Company had operating lease assets for one office and two ground leases, which had balances of $3.2 million and $1.9 million, respectively, at December 31, 2024. Such amounts represent the net present value ("NPV") of future payments detailed above. The office and two ground leases used incremental borrowing rates of 6.0 percent and 7.6 percent, respectively, to arrive at the NPV and have weighted average remaining lease terms of 3.3 years and 76.6 years, respectively. These rates were arrived at by adjusting the fixed rates of the Company's mortgage debt with debt having terms approximating the remaining lease term of the Company's office and ground leases and calculating notional rates for fully-collateralized loans.

The initial recognition of a lease liability and right-of-use asset in an amount of $4.7 million for the office lease is a noncash activity during the year ended December 31, 2023.

OTHER

During the first quarter of 2024, the Company determined that the applicable conditions required to earn the stay-on award agreements with 20 employees were satisfied, and as a result, the corresponding cash and stock awards were deemed earned and payable. The total cost of such awards was approximately $2.6 million, including the issuance of 42,095 shares of the Company's common stock, of which $1.3 million and $1.3 million was recorded in General and administrative and Property management expenses, respectively, on the Company's Consolidated Statements of Operations during the year ended December 31, 2024.

During the fourth quarter of 2024, the Company identified potential contingent liabilities related to reverse real estate tax appeals for certain previously-sold land parcels located in Jersey City, NJ. In accordance with ASC 450, the Company evaluated the estimability and probability of these potential obligations and recorded a contingent liability of $2.1 million, inclusive of associated legal costs, in Accounts payable, accrued expenses and other liabilities on the Company's Consolidated Balance Sheets. Amounts of $0.7 million, $0.4 million and $1.0 million were recorded in Real estate taxes, Other income (expense), net, and Income (loss) from discontinued operations, respectively, on the Company's Consolidated Statements of Operations during the year ended December 31, 2024. The ultimate resolution of these matters may result in recognition of amounts different from the accrued amount, and the timing of the ultimate resolution of these contingent liabilities is uncertain. The Company will continue to monitor developments and adjust the estimated liability as new information becomes available.

As of December 31, 2024, the Company had outstanding letters of credits totaling $3.6 million issued in connection with insurance requirements and for environmental financial assurance, collateralized by the available balance on the 2024 Credit Agreement.

13.   REDEEMABLE NONCONTROLLING INTERESTS

Rockpoint Transactions

On April 5, 2023, Veris Residential Trust ("VRT"), the Company's former subsidiary through which the Company conducted its multifamily residential real estate operations prior to its transformation to a pure play multifamily REIT, exercised its right to purchase and redeem direct and indirect interests (the "Put/Call Interests") in preferred units of limited partnership interests in VRLP (the "Preferred Units") from certain affiliates of Rockpoint Group, L.L.C. (Rockpoint Group, L.L.C. and its affiliates, collectively, "Rockpoint"). On April 6, 2023, Rockpoint exercised its right under the Veris Residential Partners, L.P. ("VRLP") Partnership Agreement to defer the closing of VRT's purchase and redemption of the Put/Call Interests for one year. The exercise of the call right resulted in a reclassification of Rockpoint's interests as mandatorily redeemable noncontrolling interests under the accounting guidance, and included within the Total liabilities on the Company's Consolidated Balance Sheets. Following this, subsequent changes in redemption value at each period end were recorded as interest cost, provided that the carrying value is not reduced below the initial measurement amount.

On July 25, 2023, VRT and the Operating Partnership entered into the Rockpoint Purchase Agreement with Rockpoint pursuant to which VRT and the Operating Partnership acquired from Rockpoint all of the Preferred Units that constituted the Put/Call Interests for an aggregate purchase price of approximately $520 million. Under the terms of the Rockpoint Purchase Agreement, the Original Investment Agreement and the Add On Investment Agreement have been terminated and are of no further force and effect (other than certain tax and related indemnification rights and obligations), Rockpoint ceased to be, direct or indirect, as applicable, members of VRLP, and all obligations of VRT and VRLP and all rights, title and interest of Rockpoint in and pursuant to the VRLP Partnership Agreement (except for certain tax, confidentiality and indemnification rights and obligations) and all other agreements by and between the General Partner, the Operating Partnership, VRT, VRLP and Rockpoint were terminated, including without limitation all provisions relating to the valuation and repurchase of the Put/Call Interests. As a result of the redemption, the Company recorded the change in redemption value for the year ended December 31, 2023, of approximately $34.8 million as Interest cost of mandatorily redeemable noncontrolling interests on the Company's Consolidated Statements of Operations.

Preferred Units

The Operating Partnership has 9,213 Series A-1 Preferred Units (the "Preferred Units") outstanding as of December 31, 2024. The Series A Preferred Units were all redeemed as of March 13, 2024. The key terms of the Preferred Units are summarized as follows:

	Series A-1 Preferred Units
Issuance date	February and April, 2017
Number of units issued	9,213
Stated value per unit	$1,000
Annual dividend rate paid quarterly	(a)
Conversion rate	27.936
Conversion value per unit	$35.80
Maximum common unit conversion	257,375

(a)   Series A-1 Preferred Units pay dividends quarterly at an annual rate equal to the greater of (x) 3.50 percent, or (y) the then-effective annual dividend yield on the General Partner's common stock.

The Preferred Units have a liquidation and dividend preference senior to the common units and include customary anti-dilution protections for stock splits and similar events. The Preferred Units are convertible into common units of limited partnership interests of the Operating Partnership and are redeemable for cash at their stated value at the option of the holder.

During the year ended December 31, 2024 and 2023, 15,700 and 15,100 Series A Units were redeemed for cash at the stated value, respectively.

Summary of Redeemable Noncontrolling Interests

The following tables set forth the changes in Mandatorily redeemable noncontrolling interests for the year ended December 31, 2023 *(dollars in thousands)*:

	Rockpoint Interests in VRT
Balance at April 5, 2023	$ —
Reclassification from Redeemable Non-controlling Interests	479,977
Income Attributed to Noncontrolling Interests	7,365
Distributions	(9,371)
Redemption Value Adjustment	42,417
Redemption	(520,388)
Balance at December 31, 2023	$ —

The following tables set forth the changes in Redeemable noncontrolling interests within the mezzanine equity section for the years ended December 31, 2024 and 2023 *(dollars in thousands)*:

	Series A and A-1 Preferred Units
Balance at January 1, 2024	$ 24,999
Redeemable Noncontrolling Interests Redemption	(15,700)
Income Attributed to Noncontrolling Interests	539
Distributions	(544)
Balance at December 31, 2024	$ 9,294

	Series A and A-1 Preferred Units in VRLP	Rockpoint Interests in VRT	Total Redeemable Noncontrolling Interests
Balance at January 1, 2023	$ 40,231	$ 475,000	$ 515,231
Redeemable Noncontrolling Interests Redemption	(15,100)	—	(15,100)
Income Attributed to Noncontrolling Interests	1,336	6,282	7,618
Distributions	(1,468)	(6,282)	(7,750)
Redemption Value Adjustment	—	4,977	4,977
Reclassification to Mandatorily Redeemable Non-controlling Interests	—	(479,977)	(479,977)
Balance at December 31, 2023	$ 24,999	$ —	$ 24,999

14.   VERIS RESIDENTIAL, INC. STOCKHOLDERS' EQUITY AND VERIS RESIDENTIAL, L.P.'S PARTNERS' CAPITAL

To maintain its qualification as a REIT, not more than 50 percent in value of the outstanding shares of the General Partner may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of any taxable year of the General Partner, other than its initial taxable year (defined to include certain entities), applying certain constructive ownership rules. To help ensure that the General Partner will not fail this test, the General Partner's Charter provides, among other things, certain restrictions on the transfer of common stock to prevent further concentration of stock ownership. Moreover, to evidence compliance with these requirements, the General Partner must maintain records that disclose the actual ownership of its outstanding common stock and demands written statements each year from the holders of record of designated percentages of its common stock requesting the disclosure of the beneficial owners of such common stock.

Partners' Capital in the accompanying consolidated financial statements relates to (a) General Partners' capital consisting of common units in the Operating Partnership held by the General Partner, and (b) Limited Partners' capital consisting of common units and Long Term Incentive Performance Units ("LTIP Units") units held by the limited partners. See Note 15: Noncontrolling Interests in Subsidiaries.

Any transactions resulting in the issuance of additional common and preferred stock of the General Partner result in a corresponding issuance by the Operating Partnership of an equivalent amount of common and preferred units to the General Partner.

ATM PROGRAM

On November 15, 2023, we reestablished a continuous "at-the-market" offering program ("ATM Program") with a syndicate of banks, pursuant to which shares of our common stock having an aggregate gross sales price of up to $100 million may be sold (i) directly through or to the banks acting as sales agents or as principal for their own accounts or (ii) through or to participating banks or their affiliates acting as forward sellers on behalf of any forward purchasers pursuant to a forward sale agreement ("ATM Forwards"). Effective as of that date, the Company terminated a prior ATM Program that was established on December 13, 2021, under which the Company was able to offer and sell shares of our common stock from time to time, up to an aggregate gross sales price of $200 million, with a syndicate of banks. As of December 31, 2024, the Company sold 133,759 shares pursuant to the ATM Program, generating net proceeds of $1.8 million.

SHARE REPURCHASE PROGRAM

On February 19, 2025, the Board of Directors approved a $100 million share repurchase program over the next two years, with share repurchases under the new program authorized to begin on March 26, 2025.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The General Partner has a Dividend Reinvestment and Stock Purchase Plan (the "DRIP") which commenced in March 1999 under which approximately 5.4 million shares of the General Partner's common stock have been reserved for future issuance. The DRIP provides for automatic reinvestment of all or a portion of a participant's dividends from the General Partner's shares of common stock. The DRIP also permits participants to make optional cash investments up to $5,000 a month without restriction and, if the Company waives this limit, for additional amounts subject to certain restrictions and other conditions set forth in the DRIP prospectus filed as part of the Company's effective registration statement on Form S-3 filed with the SEC for the approximately 5.4 million shares of the General Partner's common stock reserved for issuance under the DRIP.

INCENTIVE STOCK PLAN

In May 2013, the General Partner established the 2013 Incentive Stock Plan under which a total of 4,600,000 shares have been reserved for issuance. In June 2021, stockholders of the Company approved the Amended and Restated 2013 Incentive Stock Plan (as so amended and restated, the "2013 Plan") to increase the total shares reserved for issuance under the plan from 4,600,000 to 6,565,000 shares.

In June 2024, stockholders of the Company approved the termination of the 2013 Plan and the establishment of the 2024 Incentive Stock Plan (the "2024 Plan"), under which a total of 2,885,207 shares have been reserved for issuance. No new awards will be granted under the 2013 Plan.

At December 31, 2024, 2,878,826 shares remained available for issuance under the 2024 Plan.

Stock Options

Information regarding the Company's stock option plans is summarized below:

	Shares Under Options	Weighted Average Exercise Price	Aggregate Intrinsic Value $(000's)
Outstanding at January 1, 2022 ($14.39 - $17.31)	2,080,000 $	16.42 $	4,072
Granted	250,000	16.33	
Outstanding at December 31, 2022 ($14.39 - $20.00)	2,330,000 $	16.41	—
Granted	—	—	
Outstanding at December 31, 2023 ($14.39 - $20.00)	2,330,000 $	16.41	—
Granted	—	—	
Outstanding at December 31, 2024 ($14.39 - $20.00)	2,330,000 $	16.41 $	1,363
Options exercisable at December 31, 2024	1,346,667		

The fair value of each option grant is estimated on the date of grant using the Black-Scholes model. The following assumptions are included in the Company's fair value calculations of stock options granted during the year ended December 31, 2022. No stock options were granted during the years ended December 31, 2024 and 2023.

	2022 April
Expected life (in years)	4.0
Risk-free interest rate	2.77 %
Volatility	38.0 %
Dividend yield	2.6 %

No stock options were exercised under any stock option plans for the years ended December 31, 2024, 2023 and 2022. The Company has a policy of issuing new shares to satisfy stock option exercises.

As of December 31, 2024 and 2023, the stock options outstanding had a weighted average remaining contractual life of approximately 2.6 years and 3.6 years, respectively. As of December 31, 2024, the Company had $0.1 million unrecognized compensation cost related to unvested stock options granted under the Company's stock compensation plans.

The Company recognized stock compensation expense related to stock options of $0.6 million, $1.7 million and $1.2 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Restricted Stock Awards

The Company has issued Restricted Stock Awards ("RSAs") in the form of restricted stock units to non-employee members of the Board of Directors, which allow the holders to each receive shares of the Company's common stock following a one-year vesting period. Vesting of the RSAs issued is based on time and service. On June 26, 2024, the Company issued RSAs to non-employee members of the Board of Directors, of which 71,232 unvested RSAs were outstanding at December 31, 2024.

The Company recognized stock compensation expense related to RSAs of $1.0 million, $0.8 million, and $0.7 million, for the years ended December 31, 2024, 2023 and 2022, respectively.

Information regarding the RSAs grant activity is summarized below:

	Shares	Weighted-Average Grant – Date Fair Value
Outstanding at January 1, 2022	39,529 $	17.71
Granted	49,784	14.06
Vested	(39,529)	17.71
Outstanding at December 31, 2022	49,784 $	14.06
Granted	54,184	16.98
Vested	(49,784)	14.06
Outstanding at December 31, 2023	54,184 $	16.98
Granted	71,232	14.60
Vested	(54,184)	16.98
Outstanding at December 31, 2024	71,232 $	14.60

As of December 31, 2024, the Company had $0.5 million of total unrecognized compensation cost related to unvested RSAs granted under the Company's stock compensation plans. That cost is expected to be recognized over a weighted average period of 0.5 years.

All currently outstanding and unvested RSAs provided to the non-employee members of the Board of Directors were issued under the 2024 Plan.

Long-Term Incentive Plan Awards

The Company has granted long-term incentive plans awards ("LTIP Awards") to executive officers, senior management, and certain other employees of the Company. LTIP Awards generally are granted in the form of restricted stock units (each, an "RSU" and collectively, the "RSU LTIP Awards") and constitute awards under the 2013 Plan and 2024 Plan.

Information regarding the LTIP Awards grant activity is summarized below:

	Shares	Weighted-Average Grant – Date Fair Value
Outstanding at January 1, 2022	1,064,596 $	13.79
Granted	849,544	16.84
Vested	(183,820)	16.25
Forfeited	(157,162)	15.06
Outstanding at December 31, 2022	1,573,158 $	15.02
Granted	1,013,153	14.26
Vested	(230,306)	16.69
Forfeited	(59,893)	16.04
Outstanding at December 31, 2023	2,296,112 $	14.49
Granted	1,080,023	14.47
Vested	(722,602)	15.39
Forfeited	(305,029)	9.04
Outstanding at December 31, 2024	2,348,504 $	14.92

A portion of the RSUs are subject to time-based vesting conditions and will vest over three-year period ("TRSUs"). As of December 31, 2024, there are 760,851 TRSUs outstanding and unvested.

Additionally, in April 2022, the General Partner granted 59,707 TRSUs subject to time-vesting conditions, vesting over three years, to three executive officers as "inducement awards" intended to comply with New York Stock Exchange Rule 303A.08. As of December 31, 2024, there are 14,467 TRSUs classified as inducement awards outstanding and unvested.

Another portion of the annual LTIP Awards have market-based vesting conditions ("PRSUs"), and recipients will only earn the full amount of the PRSUs if, over the three-year performance period, the General Partner achieves an absolute Total Shareholder Return ("TSR") target and if the General Partner's relative TSR as compared to a group of peer REITs ("Peer Group") exceeds certain thresholds. Depending on the results achieved during the three-year performance periods, the actual number of shares that a grant recipient receives at the end of the period may range from 0% to 160% of the shares granted. The market-based award targets are determined annually by the compensation committee of the Board of Directors. As of December 31, 2024, there are 811,115 PRSUs outstanding and unvested.

In addition, the Company has granted RSUs with a three-year cliff vest subject to the achievement of adjusted funds from operations targets ("OPRSUs"). As of December 31, 2024, there are 762,071 OPRSUs outstanding and unvested.

The fair value of the RSU LTIP Awards are based on the fair value of the underlying shares on the date of grant. The fair value of the PRSUs that relate to a TSR performance objective was determined using a Monte Carlo simulation analysis. The expected volatility of the common stock is estimated based on the historical volatility rate for the preceding three-year performance period. The dividend yield assumption was based on anticipated dividend payouts.

The Company recognized stock compensation expense related to LTIP awards of $11.6 million, $13.8 million, $9.9 million for each of the years ended December 31, 2024, 2023 and 2022, respectively.

As of December 31, 2024, the Company had $9.1 million of total unrecognized compensation cost related to unvested LTIP Awards granted under the Company's stock compensation plans. That cost is expected to be recognized over a remaining weighted average period of 1.8 years.

All currently outstanding and unvested RSU LTIP Awards provided to the officers, senior management and certain other employees were issued under the 2013 Plan, 2024 Plan or as inducement awards.

Deferred Stock Compensation Plan For Directors

The Amended and Restated Deferred Compensation Plan for Directors, which commenced January 1, 1999, allows non-employee directors of the Company to elect to defer up to 100 percent of their annual retainer fee into deferred stock units. The deferred stock units are convertible into an equal number of shares of common stock upon the directors' termination of service from the Board of Directors or a change in control of the Company, as defined in the plan. Deferred stock units are credited to each director quarterly using the closing price of the Company's common stock on the applicable dividend record date for the respective quarter. Each participating director's account is also credited for an equivalent amount of deferred stock units based on the dividend rate for each quarter.

During the years ended December 31, 2024, 2023 and 2022, deferred stock units earned were 26,340, 25,671 and 30,899, respectively. As of December 31, 2024 and 2023, there were 104,315 and 77,975 deferred stock units outstanding, respectively. Pursuant to the retirement of a director from the Board of Directors in May 2023, the Company converted 20,767 deferred stock units into shares of common stock.

EARNINGS PER SHARE/UNIT

Basic EPS or EPU excludes dilution and is computed by dividing net income available to common shareholders or unitholders by the weighted average number of shares or units outstanding for the period. Diluted EPS or EPU reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. In the calculation of basic and diluted EPS and EPU, a redemption value adjustment of redeemable noncontrolling interests attributable to common shareholders or unitholders is included in the calculation to arrive at the numerator of net income (loss) available to common shareholders or unitholders.

The following information presents the Company's results for the years ended December 31, 2024, 2023 and 2022 in accordance with ASC 260, Earnings Per Share *(dollars in thousands, except per share amounts)*:

Veris Residential, Inc.:

		Year Ended December 31,		
Computation of Basic EPS		2024	2023	2022
Income (loss) from continuing operations after income tax expense	$	(30,973) $	(121,357) $	(39,384)
Add (deduct): Noncontrolling interests in consolidated joint ventures		1,924	2,319	3,079
Add (deduct): Noncontrolling interests in Operating Partnership		2,531	11,174	5,688
Add (deduct): Redeemable noncontrolling interests		(540)	(7,618)	(25,534)
Add (deduct): Redemption value adjustment of redeemable noncontrolling interests attributable to common shareholders		—	(4,516)	(5,475)
Income (loss) from continuing operations available to common shareholders		(27,058)	(119,998)	(61,626)
Income (loss) from discontinued operations available to common shareholders		3,938	8,217	4,085
Net income (loss) available to common shareholders for basic earnings per share	$	(23,120) $	(111,781) $	(57,541)
Weighted average common shares		92,695	91,883	91,046
Basic EPS:				
Income (loss) from continuing operations available to common shareholders	$	(0.29) $	(1.31) $	(0.68)
Income (loss) from discontinued operations available to common shareholders		0.04	0.09	0.05
Net income (loss) available to common shareholders	$	(0.25) $	(1.22) $	(0.63)

Computation of Diluted EPS		Year Ended December 31,		
		2024	2023	2022
Net income (loss) from continuing operations available to common shareholders	$	(27,058) $	(119,998) $	(61,626)
Add (deduct): Noncontrolling interests in Operating Partnership		(2,531)	(11,174)	(5,688)
Add (deduct): Redemption value adjustment of redeemable noncontrolling interests attributable to the Operating Partnership unitholders		—	(461)	(548)
Income (loss) from continuing operations for diluted earnings per share		(29,589)	(131,633)	(67,862)
Income (loss) from discontinued operations for diluted earnings per share		4,309	8,996	4,499
Net income (loss) available for diluted earnings per share	$	(25,280) $	(122,637) $	(63,363)
Weighted average common shares		101,381	100,812	100,265
Diluted EPS:				
Income (loss) from continuing operations available to common shareholders	$	(0.29) $	(1.31) $	(0.68)
Income (loss) from discontinued operations available to common shareholders		0.04	0.09	0.05
Net income (loss) available to common shareholders	$	(0.25) $	(1.22) $	(0.63)

The following schedule reconciles the weighted average shares used in the basic EPS calculation to the shares used in the diluted EPS calculation *(in thousands):*

	Year Ended December 31,		
	2024	2023	2022
Basic EPS Shares	92,695	91,883	91,046
Add: Operating Partnership – common and vested LTIP units	8,686	8,929	9,219
Diluted EPS Shares	101,381	100,812	100,265

Veris Residential, L.P.:

		Year Ended December 31,		
Computation of Basic EPU		2024	2023	2022
Income (loss) from continuing operations after income tax expense	$	(30,973) $	(121,357) $	(39,384)
Add (deduct): Noncontrolling interests in consolidated joint ventures		1,924	2,319	3,079
Add (deduct): Redeemable noncontrolling interests		(540)	(7,618)	(25,534)
Add (deduct): Redemption value adjustment of redeemable noncontrolling interests		—	(4,977)	(6,023)
Income (loss) from continuing operations available to unitholders		(29,589)	(131,633)	(67,862)
Income (loss) from discontinued operations available to unitholders		4,309	8,996	4,499
Net income (loss) available to common unitholders for basic earnings per unit	$	(25,280) $	(122,637) $	(63,363)
Weighted average common units		101,381	100,812	100,265
Basic EPU:				
Income (loss) from continuing operations available to unitholders	$	(0.29) $	(1.31) $	(0.68)
Income (loss) from discontinued operations available to unitholders		0.04	0.09	0.05
Net income (loss) available to common unitholders for basic earnings per unit	$	(0.25) $	(1.22) $	(0.63)

		Year Ended December 31,		
Computation of Diluted EPU		2024	2023	2022
Income (loss) from continuing operations available to common unitholders	$	(29,589) $	(131,633) $	(67,862)
Income (loss) from discontinued operations for diluted earnings per unit		4,309	8,996	4,499
Net income (loss) available to common unitholders for diluted earnings per unit	$	(25,280) $	(122,637) $	(63,363)
Weighted average common unit		101,381	100,812	100,265
Diluted EPU:				
Income (loss) from continuing operations available to common unitholders	$	(0.29) $	(1.31) $	(0.68)
Income (loss) from discontinued operations available to common unitholders		0.04	0.09	0.05
Net income (loss) available to common unitholders	$	(0.25) $	(1.22) $	(0.63)

The following schedule reconciles the weighted average units used in the basic EPU calculation to the units used in the diluted EPU calculation *(in thousands)*:

	Year Ended December 31,		
	2024	2023	2022
Basic EPU Units	101,381	100,812	100,265
Diluted EPU Units	101,381	100,812	100,265

15. NONCONTROLLING INTERESTS IN SUBSIDIARIES

Noncontrolling interests in subsidiaries in the accompanying consolidated financial statements relate to (i) common units ("Common Units") and LTIP Units in the Operating Partnership, held by parties other than the General Partner ("Limited Partners"), and (ii) interests in consolidated joint ventures for the portion of such ventures not owned by the Company.

Pursuant to ASC 810, Consolidation, on the accounting and reporting for noncontrolling interests and changes in ownership interests of a subsidiary, changes in a parent's ownership interest (and transactions with noncontrolling interests unitholders in the subsidiary) while the parent retains its controlling interest in its subsidiary should be accounted for as equity transactions. The carrying value of the noncontrolling interests shall be adjusted to reflect the change in its ownership interest in the subsidiary, with the offset to equity attributable to the parent. Accordingly, as a result of equity transactions which caused changes in ownership percentages between Veris Residential, Inc. stockholders' equity and noncontrolling interests in the Operating Partnership that occurred during the year ended December 31, 2024, the Company has increased noncontrolling interests in the Operating Partnership and decreased additional paid-in capital in Veris Residential, Inc. stockholders' equity by approximately $0.3 million.

NONCONTROLLING INTERESTS IN OPERATING PARTNERSHIP (applicable only to General Partner)

Common Units

During the year ended December 31, 2024, the Company redeemed 22,197 common units for common shares, at their fair value of $0.3 million.

Certain individuals and entities own common units in the Operating Partnership. A common unit and a share of Common Stock of the General Partner have substantially the same economic characteristics in as much as they effectively share equally in the net income or loss of the Operating Partnership. Common unitholders have the right to redeem their common units, subject to certain restrictions. The redemption is required to be satisfied in shares of Common Stock, cash, or a combination thereof, calculated as follows: one share of the General Partner's Common Stock, or cash equal to the fair market value of a share of the General Partner's Common Stock at the time of redemption, for each common unit. The General Partner, in its sole discretion, determines the form of redemption of common units (i.e., whether a common unitholder receives Common Stock, cash, or any combination thereof). If the General Partner elects to satisfy the redemption with shares of Common Stock as opposed to cash, it is obligated to issue shares of its Common Stock to the redeeming unitholder. Regardless of the rights described above, the common unitholders may not put their units for cash to the General Partner or the Operating Partnership under any circumstances. When a unitholder redeems a common unit, noncontrolling interests in the Operating Partnership is reduced and Veris Residential, Inc. Stockholders' equity is increased.

LTIP Units

LTIP Units may be converted on a one-for-one basis into common units. Common units in turn have a one-for-one relationship in value with shares of the General Partner's common stock, and are redeemable on a one-for-one basis for cash or, at the election of the Company, shares of the General Partner's common stock. As of December 31, 2024, there are no unvested LTIP Units.

Unit Transactions

The following table sets forth the changes in noncontrolling interests in subsidiaries which relate to the common units and LTIP Units in the Operating Partnership for the years ended December 31, 2024, 2023 and 2022:

	Common Units/ Vested LTIP Units	Unvested LTIP Units
Balance at January 1, 2022	9,013,534	1,246,752
Redemption of common units for shares of common stock	(11,508)	—
Redemption of common units	(110,084)	—
Conversion of vested LTIP Units to common units	228,579	—
Vested LTIP Units	181,000	(409,579)
Cancellation of units	—	(279,089)
Balance at December 31, 2022	9,301,521	558,084
Redemption of common units for shares of common stock	(820,540)	—
Redemption of common units	(9,229)	—
Conversion of vested LTIP Units to common units	452,328	
Vested LTIP Units	(231,519)	(220,809)
Cancellation of units	—	(335,392)
Balance at December 31, 2023	8,692,561	1,883
Redemption of common units for shares of common stock	(22,197)	—
Vested LTIP Units	1,883	(1,883)
Balance at December 31, 2024	8,672,247	—

Noncontrolling Interests Ownership in Operating Partnership

As of December 31, 2024 and 2023, the noncontrolling interests common unit and LTIP Units holders owned 8.5 percent and 8.6 percent of the Operating Partnership, respectively.

NONCONTROLLING INTERESTS IN CONSOLIDATED JOINT VENTURES (applicable to General Partner and Operating Partnership)

The Company consolidates certain joint ventures in which it has ownership interests. Various entities and/or individuals hold noncontrolling interests in these ventures.

PARTICIPATION RIGHTS

The Company's interests in a potential future development provides for the initial distributions of net cash flow solely to the Company, and thereafter, other parties have participation rights in 50 percent of the excess net cash flow remaining after the distribution to the Company of the aggregate amount equal to the sum of: (a) the Company's capital contributions, plus (b) an IRR of 10 percent per annum.

16. SEGMENT REPORTING

Upon completion of the sale of the last remaining non-strategic office asset in the first quarter of 2024, the Company reassessed its reportable segments. The Company operates as a single business segment, focusing on the ownership, operation and development of its multifamily real estate portfolio located in the United States. The chief operating decision maker, identified as the Chief Executive Officer, is regularly provided with financial reporting packages which include the financial statements presented herein.

The chief operating decision maker evaluates the performance of the Company on a consolidated basis, based upon consolidated Net loss, to make decisions about the Company's operations and resource allocation. Consolidated Net loss is used to monitor budget versus actual results, and in competitive analysis by benchmarking to the Company's competitors. The significant expenses of the Company are presented within the Consolidated Statement of Operations.

Prior to 2024, the Company operated in two business segments: (i) multifamily real estate and services, and (ii) commercial and other real estate. Performance was evaluated based on net operating income from the combined properties and operations within each segment. The table below presents selected results of operations for the years ended December 31, 2023 and 2022, and selected asset information as of December 31, 2023. Amounts for prior periods have been restated to conform to the current period segment reporting presentation and to align with the current property listing for discontinued operations. All properties classified as discontinued operations have been excluded. In 2024, the Company classified and sold its last remaining non-strategic office asset as discontinued operations *(dollars in thousands)*:

	Total Company
Total revenues:	
2023	260,295
2022	213,355
Total operating and interest expenses (a):	
2023	290,165
2022	223,801
Equity in earnings (loss) of unconsolidated joint ventures:	
2023	3,102
2022	1,200
Net operating income (loss) (b):	
2023	(26,768)
2022	(9,246)
Total assets:	
2023	3,241,046
Total long-lived assets (c):	
2023	3,011,815
Total investments in unconsolidated joint ventures:	
2023	117,954

(a)   Total operating and interest expenses represent the sum of: real estate taxes; utilities; operating services; property management; general and administrative, transaction-related costs and interest expense, net of interest and other investment income and other income (expense), net.

(b)   Net operating income (loss) represents total revenues less total operating and interest expenses (as defined and classified in Note "a"), plus equity in earnings (loss) of unconsolidated joint ventures, for the periods.

(c)   Long-lived assets are comprised of net investment in rental property and unbilled rents receivable.

Veris Residential, Inc.

The following schedule reconciles net operating income (loss) to net income (loss) available to common shareholders *(dollars in thousands)*:

	Year Ended December 31,	
	2023	2022
Net operating income (loss)	$ (26,768)	$ (9,246)
Add (deduct):		
Depreciation and amortization	(86,235)	(77,903)
Land and other impairments, net	(9,324)	(9,368)
Gain (loss) on disposition of developable land	7,068	57,262
Gain (loss) from extinguishment of debt, net	(5,606)	(129)
Income (loss) from continuing operations before income tax expense	(120,865)	(39,384)
Provision for income taxes	(492)	—
Loss from continuing operations after income tax expense	(121,357)	(39,384)
Discontinued operations		
Income (loss) from discontinued operations	(32,686)	(64,854)
Realized gains (losses) and unrealized gains (losses) on disposition of rental property and impairments, net	41,682	69,353
Total discontinued operations, net	8,996	4,499
Net income (loss)	(112,361)	(34,885)
Noncontrolling interests in consolidated joint ventures	2,319	3,079
Noncontrolling interests in Operating Partnership of loss (income) from continuing operations	11,174	5,688
Noncontrolling interests in Operating Partnership in discontinued operations	(779)	(414)
Redeemable noncontrolling interests	(7,618)	(25,534)
Net income (loss) available to common shareholders	$ (107,265)	$ (52,066)

Veris Residential, L.P.

The following schedule reconciles net operating income (loss) to net income (loss) available to common unitholders *(dollars in thousands)*:

		Year Ended December 31,	
		2023	2022
Net operating income (loss)	$	(26,768) $	(9,246)
Add (deduct):			
Depreciation and amortization		(86,235)	(77,903)
Land and other impairments, net		(9,324)	(9,368)
Gain (loss) on disposition of developable land		7,068	57,262
Gain (loss) from extinguishment of debt, net		(5,606)	(129)
Income (loss) from continuing operations before income tax expense		(120,865)	(39,384)
Provision for income taxes		(492)	—
Income (loss) from continuing operations after income tax expense		(121,357)	(39,384)
Discontinued operations			
Income (loss) from discontinued operations		(32,686)	(64,854)
Realized gains (losses) and unrealized gains (losses) on disposition of rental property and impairments, net		41,682	69,353
Total discontinued operations, net		8,996	4,499
Net income (loss)		(112,361)	(34,885)
Noncontrolling interests in consolidated joint ventures		2,319	3,079
Redeemable noncontrolling interests		(7,618)	(25,534)
Net income (loss) available to common unitholders	$	(117,660) $	(57,340)

VERIS RESIDENTIAL, INC., VERIS RESIDENTIAL, L.P. AND SUBSIDIARIES
REAL ESTATE INVESTMENTS AND ACCUMULATED DEPRECIATION
December 31, 2024
(dollars in thousands)

SCHEDULE III

Property Location	Property Type	Year Built	Acquired	Related Encumbrances	Initial Costs: Land	Initial Costs: Building and Improvements	Costs Capitalized Subsequent to Acquisition (c)	Gross Amount at Which Carried at Close of Period (a): Land	Gross Amount at Which Carried at Close of Period (a): Building and Improvements	Total	Accumulated Depreciation (b)
NEW JERSEY											
Bergen County											
Park Ridge											
The James	Multifamily	2021	2022	(d)	$ 12,047	$ 114,208	$ 1,419	$ 12,047	$ 115,627	$ 127,674	$ 7,091
Essex County											
Millburn (Short Hills)											
The Upton	Multifamily	2021	—	74,730	2,850	—	92,025	2,850	92,025	94,875	8,904
Hudson County											
Jersey City											
Haus25	Multifamily	2022	—	335,555	53,421	420,959	764	53,421	421,723	475,144	30,644
Liberty Towers	Multifamily	2003	2019	(d)	66,670	328,347	16,076	66,670	344,423	411,093	44,348
BLVD 475	Multifamily	2011	2017	164,670	58,761	240,871	8,070	58,761	248,941	307,702	48,867
Soho Lofts	Multifamily	2017	2019	(d)	27,601	224,039	6,573	27,601	230,612	258,213	32,899
BLVD 425	Multifamily	2003	2018	130,800	48,820	160,740	7,552	48,820	168,292	217,112	27,404
BLVD 401	Multifamily	2016	2019	115,255	36,595	152,440	816	36,595	153,256	189,851	22,925
Weehawken											
Port Imperial Garage/ Retail North	Other	2016	2016	—	350	—	30,644	1,958	29,036	30,994	7,657
Port Imperial Garage/ Retail South	Other	2013	2013	30,961	13,099	56,669	(19,213)	13,099	37,456	50,555	10,893
RiverHouse 9 at Port Imperial	Multifamily	2021	—	109,429	2,686	—	154,751	2,686	154,751	157,437	13,166
RiverHouse 11 at Port Imperial	Multifamily	2018	2018	99,917	22,047	—	112,703	22,047	112,703	134,750	19,313
West New York											
Riverwalk at Port Imperial	Other	2008	2020	—	4,305	8,216	1,614	4,305	9,830	14,135	1,518
Morris County											
Morris Plains											
Signature Place	Multifamily	2018	2018	(d)	930	—	56,583	930	56,583	57,513	9,865

NEW YORK											
Westchester County											
Eastchester											
Quarry Place at Tuckahoe	Multifamily	2016	2016	40,829	5,585	3,400	48,951	5,585	52,351	57,936	11,172
MASSACHUSETTS											
Middlesex County											
Malden											
The Emery	Multifamily	2020	2014	70,272	4,115	86,093	10,060	9,104	91,164	100,268	11,792
Suffolk County											
East Boston											
Portside at East Pier	Multifamily	2015	2016	55,732	—	73,713	908	—	74,621	74,621	19,835
Portside 2 at East Pier	Multifamily	2018	2018	95,324	—	37,114	77,336	—	114,450	114,450	19,200
Worcester County											
Worcester											
145 Front at City Square	Multifamily	2018	2015	(d)	4,380	—	92,525	4,380	92,525	96,905	16,211
Projects Under Development											
and Developable Land				—	88,087	48,736	—	88,087	48,736	136,823	212
Furniture, Fixtures											
and Equipment				—	—	—	112,201	—	112,201	112,201	68,615
TOTALS				$ 1,323,474	$ 452,349	$ 1,955,545	$ 812,358	$ 458,946	$ 2,761,306	$ 3,220,252	$ 432,531

(a) The aggregate cost for federal income tax purposes at December 31, 2024 was approximately $2.1 billion.
(b) Depreciation of buildings and improvements are calculated over lives ranging from the life of the lease to 40 years.
(c) These costs are net of impairments and valuation allowances recorded, if any.
(d) As of December 31, 2024, The James, 145 Front at City Square, Soho Lofts, Signature Place, and Liberty Towers are encumbered by the Company's 2024 Credit Agreement.

91

VERIS RESIDENTIAL, INC./VERIS RESIDENTIAL, L.P. AND SUBSIDIARIES
NOTE TO SCHEDULE III

Changes in rental properties and accumulated depreciation for the periods ended December 31, 2024, 2023 and 2022 are as follows: *(dollars in thousands)*

	2024	2023	2022
Rental Properties			
Balance at beginning of year	$ 3,391,488	$ 4,046,122	$ 4,076,866
Additions	26,269	25,661	845,900
Sales and assets held-for-sale	(194,061)	(608,276)	(747,407)
Impairments	(2,619)	(72,019)	(129,237)
Retirements/disposals	(824)	—	—
Balance at end of year	$ 3,220,252	$ 3,391,488	$ 4,046,122
Accumulated Depreciation			
Balance at beginning of year	$ 443,781	$ 631,910	$ 583,416
Depreciation expense	82,550	94,590	102,476
Sales and assets held-for-sale	(92,976)	(243,217)	(28,924)
Impairments	—	(39,502)	(25,058)
Retirements/disposals	(824)	—	—
Balance at end of year	$ 432,531	$ 443,781	$ 631,910

VERIS RESIDENTIAL, INC.
VERIS RESIDENTIAL, L.P.

EXHIBIT INDEX

Exhibit Number	Exhibit Title
3.1	Articles of Restatement of Veris Residential, Inc. dated September 18, 2009 (filed as Exhibit 3.2 to the Company's Form 8-K dated September 17, 2009 and incorporated herein by reference).
3.2	Articles of Amendment to the Articles of Restatement of Veris Residential, Inc. as filed with the State Department of Assessments and Taxation of Maryland on May 14, 2014 (filed as Exhibit 3.1 to the Company's Form 8-K dated May 12, 2014 and incorporated herein by reference).
3.3	Articles Supplementary of Veris Residential, Inc. dated June 12, 2019 (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K dated June 17, 2019 and incorporated herein by reference).
3.4	Articles of Amendment to the Articles of Restatement of Veris Residential, Inc. as filed with the State Department of Assessments and Taxation of Maryland on December 7, 2021 (filed as Exhibit 3.1 to the Company's Form 8-K dated December 7, 2021 and incorporated herein by reference).
3.5	Articles of Amendment to the Articles of Restatement of Veris Residential, Inc. as filed with the State Department of Assessments and Taxation of Maryland on June 16, 2023 (filed as Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q dated June 30, 2023 as filed with the SEC on July 26, 2023 and incorporated herein by reference).
3.6	Fourth Amended and Restated Bylaws of Veris Residential, Inc. (filed as Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q dated June 30, 2023 as filed with the SEC on July 26, 2023 and incorporated herein by reference).
3.7	Second Amended and Restated Agreement of Limited Partnership of Veris Residential, L.P. dated December 11, 1997 (filed as Exhibit 10.110 to the Company's Form 8-K dated December 11, 1997 and incorporated herein by reference).
3.8	Amendment No. 1 to the Second Amended and Restated Agreement of Limited Partnership of Veris Residential, L.P. dated August 21, 1998 (filed as Exhibit 3.1 to the Company's and the Operating Partnership's Registration Statement on Form S-3, Registration No. 333-57103, and incorporated herein by reference).
3.9	Second Amendment to the Second Amended and Restated Agreement of Limited Partnership of Veris Residential, L.P. dated July 6, 1999 (filed as Exhibit 10.1 to the Company's Form 8-K dated July 6, 1999 and incorporated herein by reference).
3.10	Third Amendment to the Second Amended and Restated Agreement of Limited Partnership of Veris Residential, L.P. dated September 30, 2003 (filed as Exhibit 3.7 to the Company's Form 10-Q dated September 30, 2003 and incorporated herein by reference).
3.11	Fourth Amendment dated as of March 8, 2016 to Second Amended and Restated Agreement of Limited Partnership of Veris Residential, L.P. dated as of December 11, 1997 (Filed as Exhibit 3.1 to the Company's Current Report on Form 8-K dated March 8, 2016 and incorporated herein by reference).
3.12	Fifth Amendment dated as of April 4, 2017 to Second Amended and Restated Agreement of Limited Partnership of Veris Residential, L.P. dated as of December 11, 1997 (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K dated April 4, 2017 and incorporated herein by reference).
3.13	Sixth Amendment dated as of April 20, 2018 to Second Amended and Restated Agreement of Limited Partnership of Veris Residential, L.P., dated as of December 11, 1997 (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K dated April 20, 2018 and incorporated herein by reference).
3.14	Seventh Amendment dated as of March 13, 2019 to Second Amended and Restated Agreement of Limited Partnership of Veris Residential, L.P., dated as of December 11, 1997 (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K dated March 19, 2019 and incorporated herein by reference).

3.15	Eighth Amendment dated as of March 28, 2019 to Second Amended and Restated Agreement of Limited Partnership of Veris Residential, L.P., dated as of December 11, 1997 (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K dated March 28, 2019 and incorporated herein by reference).
3.16	Ninth Amendment, dated as of March 24, 2020, to Second Amended and Restated Agreement of Limited Partnership of Veris Residential, L.P., dated as of December 11, 1997 (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K dated March 26, 2020 and incorporated herein by reference).
3.17	Tenth Amendment, dated as of January 4, 2021, to Second Amended and Restated Agreement of Limited Partnership of Veris Residential, L.P., dated as of December 11, 1997 (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K dated January 4, 2021 and incorporated herein by reference).
3.18	Eleventh Amendment, dated as of December 10, 2021, to Second Amended and Restated Agreement of Limited Partnership of Veris Residential, L.P., dated as of December 11, 1997 (filed as Exhibit 3.3 to the Company's Current Report on Form 8-K dated December 7, 2021 and incorporated herein by reference).
3.19	Certificate of Designation of 3.5% Series A Preferred Limited Partnership Units of Veris Residential, L.P. dated February 3, 2017 (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K dated February 3, 2017 and incorporated herein by reference).
3.20	Certificate of Designation of 3.5% Series A-1 Preferred Limited Partnership Units of Veris Residential, L.P. dated February 28, 2017 (filed as Exhibit 3.13 to the Company's Annual Report on Form 10-K for the year ended December 31, 2016 and incorporated herein by reference).
4.1	Indenture dated as of March 16, 1999, by and among Veris Residential, L.P., as issuer, Veris Residential, Inc., as guarantor, and Wilmington Trust Company, as trustee (filed as Exhibit 4.1 to the Operating Partnership's Form 8-K dated March 16, 1999 and incorporated herein by reference).
4.2	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (filed as Exhibit 4.19 to the Company's Annual Report on Form 10-K for the year ended December 31, 2019 and incorporated herein by reference).
10.1#	Amended and Restated Veris Residential, Inc. Deferred Compensation Plan for Directors (filed as Exhibit 10.3 to the Company's Form 8-K dated December 9, 2008 and incorporated herein by reference).
10.2#	Veris Residential, Inc. Amended and Restated 2013 Incentive Stock Plan (filed as Exhibit 10.1 to the Company's Registration Statement on Form S-8, File No. 333-256929, and incorporated herein by reference).
10.3	Promissory Note of M-C Plaza V L.L.C., Cal-Harbor V Urban Renewal Associates, L.P., Cal-Harbor V Leasing Associates L.L.C., as Borrowers, in favor of The Northwestern Mutual Life Insurance Company, as Lender, in the principal amount of $120,000,000, dated October 28, 2008. (filed as Exhibit 10.132 to the Company's Form 10-Q dated September 30, 2008 and incorporated herein by reference).
10.4	Promissory Note of M-C Plaza V L.L.C., Cal-Harbor V Urban Renewal Associates, L.P., Cal-Harbor V Leasing Associates L.L.C., as Borrowers, in favor of New York Life Insurance Company, as Lender, in the principal amount of $120,000,000, dated October 28, 2008 (filed as Exhibit 10.133 to the Company's Form 10-Q dated September 30, 2008 and incorporated herein by reference).
10.5	Guarantee of Recourse Obligations of Veris Residential, L.P. in favor of The Northwestern Mutual Life Insurance Company and New York Life Insurance Company dated October 28, 2008 (filed as Exhibit 10.134 to the Company's Form 10-Q dated September 30, 2008 and incorporated herein by reference).
10.6	Third Amended and Restated Limited Partnership Agreement of Veris Residential Partners, L.P., dated as of June 28, 2019, by and among Veris Residential, Inc., Veris Residential, L.P., Veris Residential Trust, RPIIA-RLA Aggregator, L.L.C., and RPIIA-RLB, L.L.C. (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated July 2, 2019 and incorporated herein by reference).
10.7#	Stock Option Agreement between Veris Residential, Inc. and Mahbod Nia dated March 10, 2021 (filed as Exhibit 10.50 to the Company's Quarterly Report on Form 10-Q dated March 31, 2021 and incorporated herein by reference).

10.8#	Amended and Restated Employment Agreement dated as of June 9, 2021, by and among Anna Malhari, Mack-Cali UK Ltd. And Veris Residential, Inc. (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated June 14, 2021 and incorporated herein by reference).
10.9#	Executive Employment Agreement dated January 11, 2022 by and between Amanda Lombard and Veris Residential, Inc. (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated January 11, 2022 and incorporated herein by reference).
10.10#	Executive Employment Agreement dated March 25, 2022 by and between Jeffrey Turkanis and Veris Residential, Inc. (filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 and incorporated herein by reference).
10.11#	Executive Employment Agreement dated March 25, 2022 by and between Taryn Fielder and Veris Residential, Inc. (filed as Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 and incorporated herein by reference).
10.12#	Veris Residential, Inc. Clawback Policy (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated April 16, 2021 and incorporated herein by reference).
10.13#	Form of 2021 Restricted Stock Unit Agreement (TRSUs, PRSUs and OPRSUs) (filed as Exhibit 10.52 to the Company's Quarterly Report on Form 10-Q dated March 31, 2021 and incorporated herein by reference.
10.14	Veris Residential, Inc. Dodd-Frank Clawback Policy (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K as filed with the SEC on October 4, 2023 and incorporated herein by reference).
10.15#	Amended and Restated Executive Employment Agreement dated as of March 8, 2024 by and among Mahbod Nia, Veris Residential UK Ltd. And Veris Residential, Inc. (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K as filed with the SEC on March 11, 2024 and incorporated herein by reference).
10.16+	Revolving Credit and Term Loan Agreement dated as of April 22, 2024 among Veris Residential, L.P., as borrower, and JPMorgan Chase Bank, N.A., as administrative agent, The Bank of New York Mellon, as syndication agent, Bank of America, N.A., Capital One, National Association, Goldman Sachs Bank USA and Royal Bank of Canada, as documentation agents, J.P. Morgan Securities, LLC, as sustainability structuring agent, JPMorgan Chase Bank, N.A. and The Bank of New York Mellon as joint bookrunners and joint lead arrangers, and BOFA Securities, Inc., Capital One, National Association, Goldman Sachs Bank USA and RBC Capital Markets, as joint lead arrangers, and the lenders party thereto (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024 and incorporated herein by reference).
10.17	Parent Guaranty dated of Veris Residential, Inc. dated April 22, 2024 (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024 and incorporated herein by reference).
10.18	Subsidiary Guaranty of the subsidiary guarantors of Veris Residential, L.P. party thereto dated April 22, 2024 (filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024 and incorporated herein by reference).
10.19	Pledge and Security Agreement by and among Veris Residential, L.P., as borrower, the subsidiary pledgees of Veris Residential, L.P. party thereto, and JPMorgan Chase Bank, N.A., as administrative agent, dated April 22, 2024 (filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024 and incorporated herein by reference).
10.20#	Veris Residential, Inc. 2024 Incentive Stock Plan (filed as Exhibit 10.1 to the Company's Registration Statement on Form S-8, File No. 333-280397, and incorporated herein by reference).
19.1*	Veris Residential, Inc. Policy on Insider Trading (filed as Exhibit 19.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and incorporated herein by reference).
21.1*	Subsidiaries of the General Partner.
21.2*	Subsidiaries of the Operating Partnership.
23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm, with respect to the General Partner.

23.2*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm, with respect to the Operating Partnership.
31.1*	Certification of the General Partner's Chief Executive Officer, Mahbod Nia, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to the General Partner.
31.2*	Certification of the General Partner's Chief Financial Officer, Amanda Lombard, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to the General Partner.
31.3*	Certification of the General Partner's Chief Executive Officer, Mahbod Nia, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to the Operating Partnership.
31.4*	Certification of the General Partner's Chief Financial Officer, Amanda Lombard, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to the Operating Partnership.
32.1*	Certification of the General Partner's Chief Executive Officer, Mahbod Nia and the General Partner's Chief Financial Officer, Amanda Lombard, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, with respect to the General Partner.
32.2*	Certification of the General Partner's Chief Executive Officer, Mahbod Nia and the General Partner's Chief Financial Officer, Amanda Lombard, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, with respect to the Operating Partnership.
101.1*	The following financial statements from Veris Residential, Inc. and Veris Residential, L.P. from their combined Report on Form 10-K for the year ended December 31, 2024 formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Income (Loss), (iv) Consolidated Statements of Changes in Equity, (v) Consolidated Statements of Cash Flows and (vi) Notes to Consolidated Financial Statements.
104.1*	The cover page from this Annual Report on Form 10-K formatted in Inline XBRL.

* filed herewith
+ Certain exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K.
# management contract or compensatory plan or arrangement

VERIS RESIDENTIAL, INC.
VERIS RESIDENTIAL, L.P.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

<table>
<tr><td></td><td>Veris Residential, Inc.</td></tr>
<tr><td></td><td>(Registrant)</td></tr>
<tr><td>Date: February 24, 2025</td><td>By: /s/ Mahbod Nia</td></tr>
<tr><td></td><td>Mahbod Nia
Chief Executive Officer
(principal executive officer)</td></tr>
<tr><td>Date: February 24, 2025</td><td>By: /s/ Amanda Lombard</td></tr>
<tr><td></td><td>Amanda Lombard
Chief Financial Officer
(principal financial officer and principal accounting officer)</td></tr>
<tr><td></td><td>Veris Residential, L.P.</td></tr>
<tr><td></td><td>(Registrant)</td></tr>
<tr><td></td><td>By: Veris Residential, Inc.
its General Partner</td></tr>
<tr><td>Date: February 24, 2025</td><td>By: /s/ Mahbod Nia</td></tr>
<tr><td></td><td>Mahbod Nia
Chief Executive Officer
(principal executive officer)</td></tr>
<tr><td>Date: February 24, 2025</td><td>By: /s/ Amanda Lombard</td></tr>
<tr><td></td><td>Amanda Lombard
Chief Financial Officer
(principal financial officer and principal accounting officer)</td></tr>
</table>

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Name	Title	Date
/s/ Tammy K. Jones Tammy K. Jones	Chair of the Board	February 24, 2025
/s/ Mahbod Nia Mahbod Nia	Chief Executive Officer and Director (principal executive officer)	February 24, 2025
/s/ Amanda Lombard Amanda Lombard	Chief Financial Officer (principal financial officer and principal accounting officer)	February 24, 2025
/s/ Frederic Cumenal Frederic Cumenal	Director	February 24, 2025
/s/ Ronald Dickerman Ronald Dickerman	Director	February 24, 2025
/s/ A. Akiva Katz A. Akiva Katz	Director	February 24, 2025
/s/ Nori Gerardo Lietz Nori Gerardo Lietz	Director	February 24, 2025
/s/ Victor B. MacFarlane Victor MacFarlane	Director	February 24, 2025
/s/ Howard S. Stern Howard S Stern	Director	February 24, 2025
/s/ Stephanie L. Williams Stephanie L. Williams	Director	February 24, 2025

2024 Board of Directors


TAMMY K. JONES
Board Chair


MAHBOD NIA


FREDERIC CUMENAL


RONALD DICKERMAN


A. AKIVA KATZ


NORI GERARDO LIETZ


VICTOR B. MACFARLANE


HOWARD S. STERN


STEPHANIE WILLIAMS

Executive Team


MAHBOD NIA
Chief Executive Officer


TARYN FIELDER
General Counsel & Secretary


AMANDA LOMBARD
Chief Financial Officer


ANNA MALHARI
Chief Operating Officer


JEFF TURKANIS
Chief Investment Officer

Senior Leadership

BLAISE CRESCIULLO
SVP, Portfolio Infrastructure, Operations

KAREN CUSMANO
SVP, Sustainability & ESG

CARMEN DEGUIDA
CISO & SVP, Internet Technology

SUSAN EPSTEIN
SVP, Legal

HEATHER GAMBLE
SVP, Chief Accounting Officer

NICOLE JONES
SVP, Marketing & Communications

PJ LEFORT
SVP, Operations

LORI J. MILO
SVP, Human Resources

JAY MINCHILLI
SVP, Operations & Asset Mgmt.

BRIAN PRIMOST
SVP, Head of Investments

ERIC ROEHNELT
SVP, Investments

JAVAIRIA WASEEM
VP, Tax



Signature Place, Morris Plains, NJ

Corporate Information

HEADQUARTERS

210 Hudson Street, Suite 400
Jersey City, New Jersey 07311
t: 732.590.1010
verisresidential.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
300 Madison Avenue
New York, New York 10017
t: 646.471.3000
pwc.com/us

COMMON STOCK LISTING

New York Stock Exchange (VRE)

TRANSFER AGENT AND REGISTRAR AND DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

Computershare Investor Services
P.O. BOX 505000
Louisville, KY 40233-5000
t: 800.317.4445

Private Couriers/Registered Mail:
Computershare Investor Services
462 South 4th Street, Suite 1600
Louisville, KY 40202

Other Questions & Inquiries:
t: 800.317.4445
tdd: 1.800.952.9245
computershare.com/us/investor-inquiries

ANNUAL MEETING OF STOCKHOLDERS

Stockholders are invited to attend the Annual Meeting of Stockholders to be held virtually on Wednesday, June 11, 2025, at 10 a.m., Eastern Time.

INVESTOR RELATIONS CONTACT

Mackenzie Rice
Director, Investor Relations
t: 732.590.1016
investorrelations@verisresidential.com

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